Confidential draft No. 5 as confidentially submitted to the Securities Exchange Commission on August 5, 2020. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ASANA, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	26-3912448
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial code number)	(I.R.S. employer identification no.)

1550 Bryant Street, Suite 200

San Francisco, CA 94103

(415) 525-3888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dustin Moskovitz

President, Chief Executive Officer, and Chair

Asana, Inc.

1550 Bryant Street, Suite 200

San Francisco, CA 94103

(415) 525-3888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Segre, Esq. Jon C. Avina, Esq. Calise Y. Cheng, Esq. Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000	Stephen J. Venuto, Esq. William L. Hughes, Esq. Niki Fang, Esq. Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, CA 94025 (650) 614-7400	Eleanor Lacey, Esq., General Counsel and Corporate Secretary Asana, Inc. 1550 Bryant Street, Suite 200 San Francisco, CA 94103 (415) 525-3888

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by checkmark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Class A Common Stock, par value $0.00001 per share		Not applicable

(1)

Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended. Given that there is no proposed maximum offering price per share of Class A common stock, the registrant calculates the proposed maximum aggregate offering price, by analogy to Rule 457(f)(2), based on the book value of the Class A common stock the registrant registers, which will be calculated from its unaudited pro forma balance sheet as of January 31, 2020. Given that the registrant’s shares of Class A common stock are not traded on an exchange or over-the-counter, the registrant did not use the market prices of its Class A common stock in accordance with Rule 457(c).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                 , 2020

                         SHARES OF CLASS A COMMON STOCK

This prospectus relates to the registration of the resale of up to                shares of our Class A common stock by our stockholders identified in this prospectus, or the Registered Stockholders. Unlike an initial public offering, the resale by the Registered Stockholders is not being underwritten by any investment bank. The Registered Stockholders may, or may not, elect to sell their shares of Class A common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the New York Stock Exchange, or the NYSE. See the section titled “Plan of Distribution.” We will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders.

We have two classes of common stock, Class A common stock and Class B common stock. The rights of holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible at any time into one share of Class A common stock. As of                2020, the holders of our outstanding Class B common stock held approximately    % of the voting power of our outstanding capital stock, with our directors and executive officers and their affiliates holding approximately    %.

Prior to any sales of shares of Class A common stock, Registered Stockholders who hold Class B common stock must convert their shares of Class B common stock into shares of Class A common stock.

No public market for our Class A common stock currently exists, and there is only a limited history of trading in our capital stock in private transactions. Based on information available to us, the low and high sales price per share of our capital stock for such private transactions during the period from February 1, 2020 through                , 2020 was $                and $                , respectively. For more information, see the section titled “Sale Price History of our Capital Stock.” Any recent trading prices in private transactions may have little or no relation to the opening trading price of our shares of Class A common stock on the NYSE or the subsequent trading price of our shares of Class A common stock on the NYSE. Further, the listing of our Class A common stock on the NYSE without underwriters is a novel method for commencing public trading in shares of our Class A common stock, and consequently, the trading volume and price of shares of our Class A common stock may be more volatile than if shares of our Class A common stock were initially listed in connection with an underwritten initial public offering.

Based on information provided by the NYSE, the opening trading price of our Class A common stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for our Class A common stock in consultation with a financial advisor pursuant to applicable NYSE rules. For more information, see the section titled “Plan of Distribution.”

We intend to apply to list our Class A common stock on the NYSE under the symbol “                .” We expect our Class A common stock to begin trading on the NYSE on or about                , 2020.

We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with reduced reporting requirements for this prospectus and may elect to do so in future filings.

See the section titled “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our Class A common stock.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    , 2020

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we nor any of the Registered Stockholders have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell, and seeking offers to buy, shares of their Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

Through and including                 , 2020 (the 25th day after the listing date of our Class A common stock), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

For investors outside of the United States, neither we nor any of the Registered Stockholders have done anything that would permit the use of or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, the offering of Class A common stock by the Registered Stockholders and the distribution of this prospectus outside of the United States.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, the Registered Stockholders may, from time to time, sell the Class A common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the section titled “Where You Can Find Additional Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Class A common stock.

Except as otherwise indicated, all information in this prospectus assumes:

•

the reclassification of our Class A common stock and Class B common stock into Class B common stock and Class A common stock, respectively, which was effected on March 23, 2020, or the Reclassification;

•

the reduction of the voting power of the high-vote common stock (reclassified as Class B common stock) from 100 votes per share to 10 votes per share, which will occur in connection with the effectiveness of the registration statement of which this prospectus forms a part;

•

the filing and effectiveness of our restated certificate of incorporation in Delaware and the adoption of our restated bylaws, each of which will occur in connection with the effectiveness of the registration statement of which this prospectus forms a part;

•

the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, or preferred stock, into an aggregate of 73,577,455 shares of our Class B common stock, the conversion of which will occur upon the effectiveness of the registration statement of which this prospectus forms a part;

•	no conversion of our 3.5% senior mandatory convertible promissory notes due 2025; and

•	no exercise of the outstanding options or vesting and settlement of the restricted stock units, or RSUs, described herein.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A common stock. You should carefully consider, among other things, our consolidated financial statements and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms “Asana,” “the company,” “we,” “us,” and “our” in this prospectus refers to Asana, Inc. and its consolidated subsidiaries. Our fiscal year ends January 31, and references throughout this prospectus to a given fiscal year are to the 12 months ended on that date.

ASANA, INC.

Overview

Our mission is to help humanity thrive by enabling the world’s teams to work together effortlessly.

Asana is a work management platform that helps teams orchestrate work, from daily tasks to cross-functional strategic initiatives. Over 75,000 paying customers use Asana to manage everything from product launches to marketing campaigns to organization-wide goal setting. Our platform adds structure to unstructured work, creating clarity, transparency, and accountability to everyone within an organization—individuals, team leads, and executives—so they understand exactly who is doing what, by when.

History

We started Asana because our co-founders experienced firsthand the growing problem of work about work. While at Facebook, they saw the coordination challenges the company faced as it scaled. Instead of spending time on work that generated results, they were spending time in status meetings and long email threads trying to figure out who was responsible for what. They recognized the pain of work about work was universal to teams that need to coordinate their work effectively to achieve their objectives. Yet there were no products in the market that adequately addressed this pain. As a result of that frustration, they were inspired to create Asana to solve this problem for the world’s teams.

Since our inception, millions of teams in virtually every country around the world have used Asana. With Asana, users experience higher productivity, which has led to rapid adoption across teams, departments, and organizations. As of January 31, 2020, we had over 1.2 million paid users.

Teams Spend Too Much Time on Work About Work

Work continues to get harder to manage as organizations try to move faster to respond to changing market demands. Today, 60% of knowledge workers’ time is spent on work about work. At work, people face an overwhelming volume of communications from email and messaging applications, many of which are asking for status updates. These messages often go to multiple people, so there is limited clarity around what steps need to be taken, and by when, and limited accountability around who owns the action. As a result, requests go unanswered, and employees spend more time searching and responding to messages in an attempt to provide clarity and accountability to their teams. To minimize work about work, reduce chaos, and give individuals time back to focus on the work that matters, teams need a purpose-built solution for coordination.

How Asana Helps Teams

Asana is a system of record for work. This system collects and structures institutional knowledge about how past work was completed and provides a real-time plan and roadmap for current and future initiatives. Our platform is built on our proprietary, multi-dimensional data model, which we call the work graph. The work graph captures and associates:

•	units of work—tasks, projects, milestones, portfolios, and goals;

•	the people responsible for executing those units of work;

•	the processes in which work gets done—rules and templates;

•	information about that work—files, comments, status, and metadata; and

•	relationships across and within this data.

Our data model provides individuals, team leads, and executives with dynamic views into the work that is most relevant to them—across multiple people and projects—all based on the same underlying data in the work graph. Individuals can manage and prioritize their daily tasks and collaborate with team members on shared projects, gaining visibility into who is doing what, and when each piece of work is due. Team leads can plan work and optimize team workload across multiple projects, and executives can track progress towards company objectives in real time.

Asana is flexible and applicable to virtually any use case across departments and organizations of all sizes. We designed our platform to be easy to use and intuitive to all users, regardless of role or technical proficiency. Users can start a project within minutes and onboard team members seamlessly without external support. We allow users to work the way they want with the interface that is right for them, using tasks, lists, calendars, boards, timelines, and workload.

Our Business Model

Our hybrid self-service and direct sales model allows us to efficiently reach teams everywhere and then rapidly expand the use of our platform within their organizations. A majority of our paying customers initially adopt our platform through self-service and free trials. Once adopted, customers can expand through self-service or with the assistance of our direct sales team, which is focused on promoting new use cases of Asana. As customers realize the productivity benefits we provide, our platform often becomes critical to managing their work and achieving their objectives, which drives further adoption and expansion opportunities. This is evidenced by our dollar-based net retention rate, which generally increases with greater organizational spend. As of January 31, 2020, our dollar-based net retention rate within organizations spending $5,000 or more with us on an annualized basis was over 125%. Our dollar-based net retention rate within organizations spending $50,000 or more with us on an annualized basis was over 140%. Our overall dollar-based net retention rate as of January 31, 2020 was over 120%.

Our Company Culture

We believe that our company culture enables us to achieve our mission and is a core driver of our business success. We endeavor to make product, business, and people decisions that allow us to carry out our mission while staying true to our values. We are a mission-driven organization first and have designed our values, along with our programs and processes, to help us maximize the potential of every individual in our company. Our values and processes also give us credibility when we share best practices for teamwork in the market and allow us to build those practices into our solution.

Our Rapid Growth

We have experienced rapid growth in recent periods. Our revenues were $76.8 million and $142.6 million for fiscal 2019 and fiscal 2020, respectively, representing growth of 86%. Our revenues were $28.0 million and $47.7 million for the three months ended April 30, 2019 and 2020, respectively. We had a net loss of $50.9 million and $118.6 million for fiscal 2019 and fiscal 2020, respectively, and $15.0 million and $35.8 million for the three months ended April 30, 2019 and 2020, respectively.

Industry Background

Teams must be coordinated and move quickly to be successful

Teams today must navigate work that is increasingly cross-functional, matrixed, and distributed, while also moving quickly to meet the objectives of their organizations. Traditional hierarchical processes, where centralized managers make decisions and disseminate information down to team members, result in significant time passing before contributors have the clarity they need to execute. With product lifecycles now shorter than ever, organizations cannot afford slow, inefficient processes. Individuals and teams need to be empowered to make autonomous decisions aligned with organizational goals to ensure business agility.

Communication overload hurts productivity

Businesses have adopted a number of applications to improve communication such as Skype, WeChat, WhatsApp, Microsoft Teams, and Slack, among others. While these applications help teams communicate, they were not designed to provide a system of record to track and coordinate units of work or set up processes for rapid execution. The average knowledge worker receives 121 emails per day—70% of which are opened within six seconds. People have become prisoners to email and messaging applications, using their inboxes as makeshift to-do lists.

Teams spend more time coordinating work than actually doing work

Productivity gains can occur when individuals and teams have the opportunity to focus uninterrupted. However, employees spend less than half of their day on critical work. According to a survey conducted by McKinsey Global Institute of a broad set of knowledge workers:

•	28% of time is spent answering email;

•	19% of time is spent gathering information; and

•	14% of time is spent on internal communication.

Teams need more effective tools to orchestrate work

The primary methods for managing work today consist of a combination of spreadsheets and email, in addition to handwritten notes, calls, and meetings. Over time, communication tools (like email and messaging) and content applications (such as file sharing and storage services) have been repurposed for coordinating work because they are familiar and accessible. However, these tools lack the purpose-built functionality required for teams to collaboratively plan, manage, and execute work. Spreadsheets quickly become outdated, lack automation capabilities, and cannot provide multi-dimensional views of multiple projects or real-time insight. Email cannot build workflows, assign tasks, or track progress.

Clarity drives employee engagement that improves business results

Employee engagement—the extent to which employees are invested in their job and contribute the effort needed to do their job well—is critical to high-performing businesses. According to Gallup, organizations in the top quartile of employee engagement realize substantially better customer engagement, higher productivity, better retention, fewer accidents, and 21% higher profitability than organizations with low engagement. Individuals are more engaged at work when they have clarity. Clarity helps individuals better understand how their work connects to the organization’s objectives so they know where to focus and find their work more rewarding and engaging.

Organizations need new, purpose-built solutions for work management

Organizations need a work management solution that provides transparency, clarity, and accountability so that individuals and teams know—at any given time—what work needs to get done, by whom and by when. This solution needs to scale across people, projects, and portfolios of projects so individuals, team leads, and executives can understand and take action on opportunities and inefficiencies in real time.

Existing offerings fall short of delivering on these imperatives:

Spreadsheets and email. Spreadsheets and email lack the required capabilities to help teams effectively plan, manage, and orchestrate work at scale. Captured information quickly becomes out of date because it is not connected to the workstreams happening outside of these tools.

Legacy project management tools. Legacy project management tools are difficult for many users to adopt. These tools were primarily designed for dedicated project managers, not everyday users who often lack the skills to design a project, make customizations, or integrate third-party applications. Additionally, they create information silos because they are not linked to the underlying work and communications about that work.

Vertical applications. Vertical applications are purpose-built for specific use cases, such as software development, ticketing, and financial planning. These generally operate in departmental silos and are difficult to adapt to other use cases, either at all or without coding.

Our Solution

We provide a work management platform that enables individuals and teams to get work done faster while improving employee engagement by allowing everyone to see how their work—whether it is a task, process, project, or portfolio of projects—connects to the broader mission of an organization.

With Asana:

•

Individuals can manage and prioritize across each of their projects to maximize their effectiveness and reduce distractions. They can see their own tasks, how their dependencies owned by teammates are tracking, and how their work contributes to the overall team and organization-wide goals. Individuals can collaborate with teammates and have visibility into each team member’s responsibilities and progress. When teammates operate off a single, real-time plan of record, they do not need to check in with each other for updates or sit through status meetings. This clarity reduces work about work and helps individuals get work done faster.

•

Team leads can manage work across a portfolio of projects or processes. Team leads see progress, bottlenecks, resource constraints, and milestones without having to create work about work for teams to come up with this information in spreadsheets, email, or via a status meeting. When surprises or disruptions occur, it is easy for team leads to adjust the plan, reallocate resources, and communicate updates in real time.

•

Executives can communicate company-wide goals, monitor status, and oversee work across projects to gain real-time insights into which initiatives are on track or at risk. With this visibility, they can proactively ensure alignment, address inefficiencies, manage team workload, and reallocate work among teams or departments so that the company can stay on track to achieve its objectives.

As the system of record of past, current, and future work, Asana is powered by a proprietary, multi-dimensional data model called the work graph. The work graph captures and associates units of work (tasks, projects, milestones, and portfolios), the people responsible for executing those units of work, the processes in which work gets done (rules and templates), information about that work (files, comments, status, and metadata), and the relationships across and within this data. The work graph provides individuals, team leads, and executives with dynamic, up-to-date views into the work that is most relevant to them, across multiple people and projects.

The core tenet of our platform is to bring clarity, transparency, and accountability to the process of getting work done.

Clarity. Our platform adds structure to unstructured work so everyone on a team has clarity into exactly what needs to be done, by whom and by when. Our multi-dimensional data model provides different views so individuals can not only see the tasks they are working on, but also understand how their individual work contributes to a broader project goal.

Transparency. Our platform provides transparency into the work being done across a project or portfolio of projects so everyone can see progress to completion, manage deadlines, identify and resolve bottlenecks, and rebalance workloads in real time.

Accountability. Our platform enables teams to assign work to individuals with completion dates and requirements, eliminating ambiguity over responsibilities. Individuals can track their action items across projects and manage their time more effectively.

Benefits of Our Solution

Our platform provides the following benefits for our customers:

Teams get work done faster

Teams get work done faster using Asana. When structure is added to work, creating greater clarity, transparency, and accountability, teams are able to take action and be more efficient—regardless of whether their team members are in the office or working remotely. According to a survey of over 3,000 customers that we conducted in the fourth quarter of fiscal 2020, by adopting our platform, our customers experience increased productivity and improved job performance, factors which generally reduce costs. Of the surveyed customers, 83% agreed that Asana improves their job performance, 77% agreed that Asana reduces wasted time at work, and 74% agreed that Asana helps them accomplish tasks more quickly.

Streamlined processes

Our horizontal application allows individuals to easily customize projects across a breadth of specific use cases. Once a process is defined, it can be templatized and scaled across an organization for consistent, repeatable process management. In October 2019, we launched Rules as part of our suite of automation features, which facilitates auto-assignment, triggers actions and notifications, and automatically populates due dates for templated projects. In the first 60 days of launching Rules, we automated over two million steps for our users.

Increased employee engagement

Our users love Asana because they gain clarity into what they need to do and how their contribution is connected to broader organizational goals. This clarity is particularly important for distributed teams and remote employees. By eliminating much of the work about work, we give them back valuable hours in their day leading to higher productivity, higher engagement, and improved retention.

Improved confidence and execution

Using Asana, individuals reduce their anxiety about missing deadlines and having work fall through the cracks. As a system of record for work, Asana stores all task and project information on past and present initiatives so people have greater confidence in meeting deliverables. Individuals, team leads, and executives gain real-time visibility into all the work that is happening in their organization, enabling them to feel organized and in control.

Improved business continuity for distributed teams and remote work

Asana gives teams the clarity they need to stay organized and productive wherever they are. Distributed and remote teams can use Asana as a single, real-time plan of record, reducing the need for messaging threads and video calls to coordinate work. Asana is a secure, cloud-based service that is accessible via internet browsers and a mobile application so that team members can manage their work from home, office, cafe, or other workspace.

Competitive Strengths

Easy for an entire team to adopt. We designed our platform to be easy to adopt and transition away from legacy project management tools without friction. For example, new users can import existing workflows from spreadsheets into Asana in a few clicks. We provide an intuitive interface—incorporating common language navigation, flexible views, and easy point-and-click and drag-and-drop functionalities—that allows users, across any role or level of technical proficiency, to easily set up and navigate a process or project.

Applicable to individuals, team leads, and executives. Our multi-dimensional data model allows individuals, team leads, and executives to work the way they want, in the interface that is most applicable to them. Users realize different benefits from our platform, depending on their role:

•	individuals can view a task list to prioritize their work across projects and see how the work they depend on is progressing in real time;

•	team leads can view the status of a project to identify dependencies or bottlenecks and manage workloads; and

•	executives can see real-time updates on how their organization is tracking toward strategic objectives.

Adaptable to virtually any use case. Asana is applicable to thousands of use cases, across many departments and industries. We have also seen adoption among distributed teams and teams working from home. Customers typically adopt Asana initially for a specific need within a department. Teams can then extend their usage to new use cases and departments as a result of collaborating on cross-functional projects. Organizations can also use Asana for organization-wide processes such as new employee onboarding, goal setting, and meeting agendas, which can lead to rapid expansion as employees see their peers using the platform.

Loved by customers. We have fostered a vibrant global user community that is passionate about using Asana to orchestrate their work and is active in our Asana Together programs, which include our online forum, Asana Ambassadors, and Asana Certified Pros. We believe we have high levels of customer satisfaction, and our large, loyal customer base often shares their experiences, helping us acquire new customers through word of mouth.

Efficient hybrid go-to-market model. Our hybrid self-service and direct sales model allows us to efficiently reach teams everywhere and then rapidly expand within our customer base. A majority of our paying customers initially adopt our platform through self-service and free trials. Individuals can try our products using a limited functionality free version or a free trial of one of our paid subscription plans for a limited period of time, allowing us to reach a broad user base with a limited sales presence. Our free-to-paid conversion rate of registered users, as measured by the number of paid users divided by the total number of then-registered users, has increased from 3.6% as of January 31, 2018 to over 4.8% as of January 31, 2020.

High performance. We have architected our platform to be easy to use, extremely fast, and powerful. We have a modern architecture with proprietary intellectual property that enables flexible and fast queries. All user data is maintained in our cloud-native platform and changes are immediately synchronized to allow real-time collaboration. We have optimized the communication between the client application and servers to create a responsive experience with low latency and network utilization.

Strong company culture. Our culture is a critical component of our success. Our commitment to transparency, distributed responsibility, and employee growth helps us attract and retain top quality talent from diverse backgrounds. We have seen strong retention rates overall, particularly across our engineering department, where our annual retention is over 90% despite competition for talent. We believe our diverse workforce helps us better understand the needs of our diverse user base and innovate in new and creative ways. We take pride in our industry recognition as a top workplace, such as being named one of the top 10 Best Small & Medium Workplaces for the third year in a row by FORTUNE in 2019, which we believe helps drive our recruiting efforts. Our strong culture has led to high employee engagement as demonstrated by a survey conducted by Culture Amp, placing us in the top quartile of our peers.

Scalable and secure. We have built our platform using best practices, leveraging tooling and automation to enable rapid feature deployment, with frequent code releases to production, and horizontal-scaling across our servers and data storage to easily add capacity and scale. We have demonstrated reliability with over 99.9% average up-time during fiscal 2020. We have built security checks and mechanisms into all parts of our technology stack and embraced security practices, like a public bug bounty program and third-party penetration testing. We are SOC 2 Type II compliant and have implemented robust safeguards to protect the security of data uploaded to and shared within our platform.

Our Market Opportunity

The work management market that we address is large and rapidly growing. According to a June 2019 IDC report, the markets for collaborative applications and project and portfolio management, in aggregate, are expected to grow from $23 billion in 2020 to $32 billion in 2023.

We believe we have the opportunity to address the 1.25 billion global information workers, estimated by a September 2019 report by Forrester Research, Inc., or Forrester. We believe we are less than 3% penetrated among addressable employees in our existing customer base, indicating a significant whitespace opportunity. Additionally, we believe we have significant greenfield opportunities among addressable customers worldwide.

Our Growth Strategies

We have driven rapid adoption of our platform and intend to continue to promote our platform and its adoption through the following growth strategies:

Add more customers. We have over 75,000 paying customers as of January 31, 2020 and over 3.2 million free activated accounts since inception, representing a large opportunity to convert these accounts into paying customers. An activated account represents an organization or individual that has collaborated with another user. We also plan to acquire new customers through word of mouth, marketing activities, self-service, and direct sales efforts.

Expand within our existing customer base. Customers typically adopt Asana for a specific use case within a department and then expand to new use cases across departments and, in some instances, across an entire organization. To address the significant whitespace opportunity within our existing customer base, we are growing our direct sales team, which has nearly doubled in size since January 31, 2019, to promote department-specific and organization-wide use cases.

Continue to innovate. Product innovation is critical to maintaining our success as a leader in work management. We will continue to expand our product offerings and enhance the features and functionality of our platform. Since January 31, 2019, we have grown our engineering team by over 80% to drive product innovation.

Keep building a high value brand. Our goal is to be the leader in work management—a market still in the early stages of development, with greenfield opportunities for adoption among companies of all sizes. We will continue to build our brand through customer experience and broader engagement, marketing, and industry and analyst education. In 2018, we were recognized by Forrester as a Leader in Collaborative Work Management Tools for the Enterprise based on a range of criteria, including the highest scores possible in customer satisfaction and pace of innovation criteria.

Develop functional workflows. We have seen strong initial adoption in our customer base particularly in marketing, sales, operations, human resources, product management, and design where there are many workstreams requiring cross-functional collaboration. We have developed purpose-built templates and premium functionality that cater to these groups, and will continue to develop specific functional workflows where we see adoption opportunities.

Develop organization-wide use cases. Customers use Asana for a number of use cases, from departmental projects to organization-wide initiatives, including employee goal management, new employee onboarding, one-on-ones, and meeting agendas. Over time, we intend to productize and monetize organization-specific use cases on our platform.

Risks Related to Our Business and Investment in our Class A Common Stock

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks highlighted in the section titled “Risk Factors” immediately following this prospectus summary before making an investment decision. We may be unable for many reasons, including those that are beyond our control, to implement our business strategy successfully. Some of these risks are:

•	We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.

•	We have a limited operating history at our current scale, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

•	We have a history of losses, and we may not be able to achieve profitability or, if achieved, sustain profitability.

•	Our quarterly results may fluctuate significantly and may not meet our expectations or those of investors or securities analysts.

•

The COVID-19 pandemic has affected how we and our customers operate and has adversely affected the global economy, and the duration and extent to which this will affect our business, future results of operations, and financial condition remains uncertain.

•

If we are unable to attract new customers, convert individuals, teams, and organizations using our free and trial versions into paying customers, and expand usage within organizations or develop new features, integrations, capabilities, and enhancements that achieve market acceptance, our revenue growth would be harmed.

•

If the market for work management solutions develops more slowly than we expect or declines, our business would be adversely affected, and the estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

•	We operate in a highly competitive industry, and competition presents an ongoing threat to the success of our business.

•

Failure to effectively develop and expand our direct sales capabilities would harm our ability to expand usage of our platform within our customer base and achieve broader market acceptance of our platform.

•	The loss of one or more of our key personnel, in particular our co-founder, President, Chief Executive Officer, and Chair, Dustin Moskovitz, would harm our business.

•

Our failure to protect our sites, networks, and systems against security breaches, or otherwise to protect our confidential information or the confidential information of our users, customers, or other third parties, would damage our reputation and brand, and substantially harm our business and results of operations.

•	If we fail to manage our technical operations infrastructure, or experience service outages, interruptions, or delays in the deployment of our platform, our results of operations may be harmed.

•	The trading price of our Class A common stock may be volatile and could, upon listing on the NYSE, decline significantly and rapidly.

•

The trading price of our Class A common stock, upon listing on the NYSE, may have little or no relationship to the historical sales prices of our capital stock in private transactions, and such private transactions have been limited.

•

An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price at which you purchased them.

•

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the listing of our Class A common stock on the NYSE, including our founders, directors, executive officers, and their respective affiliates, who held in the aggregate     % of the voting power of our capital stock as of                     , 2020. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

•

None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Class A common stock in the public markets, or the perception that sales might occur, could cause the market price of our Class A common stock to decline.

If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition, and prospects may be adversely affected.

Corporate Information

We were incorporated in December 2008 as Smiley Abstractions, Inc., a Delaware corporation. In July 2009, we changed our name to Asana, Inc. Our principal executive offices are located at 1550 Bryant Street, Suite 200, San Francisco, CA 94103, and our telephone number is (415) 525-3888. Our website address is www.asana.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.

The Asana design logo, “Asana,” and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Asana, Inc. Solely for convenience, our trademarks, tradenames, and service marks referred to in this prospectus appear without the ®, ™, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, tradenames, and service marks. This prospectus contains additional trademarks, tradenames, and service marks of other companies that are the property of their respective owners.

Channels for Disclosure of Information

Investors, the media, and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, blog posts on our website, press releases, public conference calls, webcasts, our twitter feed (@asana), our Facebook page, our Instagram account (@asana), and our LinkedIn page.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenues during our last completed fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•

an exemption from compliance with any requirement that the Public Company Accounting Oversight Board, or the PCAOB, has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements;

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and

•	extended transition periods for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the end of the first fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of this listing occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are electing to use the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, and we currently intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. The summary consolidated statements of operations data for the years ended January 31, 2019 and 2020 (except the pro forma share and net loss per share information) and consolidated balance sheet data as of January 31, 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended April 30, 2019 and 2020 and the consolidated balance sheet data as of April 30, 2020 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for the fair statement of the financial information set forth in those statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary consolidated financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
	(in thousands, except per share amounts)
			(unaudited)
Consolidated Statements of Operations Data:
Revenues	$76,770	$142,606	$27,970	$47,706
Cost of revenues(1)	13,832	19,881	4,109	6,206

Gross profit	62,938	122,725	23,861	41,500

Operating expenses:
Research and development(1)	42,585	89,675	13,432	22,383
Sales and marketing(1)	52,106	105,836	18,859	36,091
General and administrative(1)	20,260	46,845	6,934	12,111

Total operating expenses	114,951	242,356	39,225	70,585

Loss from operations	(52,013)	(119,631)	(15,364)	(29,085)
Interest income	1,290	1,755	558	694
Interest expense	—	(78)	—	(6,991)
Other income (expense), net	(177)	(390)	(86)	(340)

Loss before provision for income taxes	(50,900)	(118,344)	(14,892)	(35,722)
Provision for income taxes	28	245	61	123

Net loss	$(50,928)	$(118,589)	$(14,953)	$(35,845)

Net loss per share(2):
Basic and diluted	$(0.78)	$(1.69)	$(0.22)	$(0.47)

Weighted-average shares used in calculating net loss per share(2):
Basic and diluted	65,214	70,335	67,782	75,641

Pro forma net loss per share(2):
Basic and diluted		$(0.82)		$(0.24)

Weighted-average shares used in calculating pro forma net loss per share(2):
Basic and diluted		143,887		149,218

(1)	Amounts include stock-based compensation expense as follows:

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
	(in thousands)
			(unaudited)
Cost of revenues	$37	$103	$6	$46
Research and development	5,160	24,869	780	2,081
Sales and marketing	2,108	10,177	454	1,099
General and administrative	1,242	13,237	269	756

Total stock-based compensation expense	$8,547	$48,386	$1,509	$3,982

Stock-based compensation expense for fiscal 2019 and fiscal 2020 includes $3.8 million and $38.7 million, respectively, of compensation expense related to tender offers described in Note 11 to our consolidated financial statements included elsewhere in this prospectus.

(2)

See Note 2 and Note 9 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share, our basic and diluted pro forma net loss per share, and the weighted-average number of shares used in the computation of the per share amounts.

	As of April 30, 2020
	Actual	Pro Forma(1)
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$331,546	$481,546
Working capital(2)	253,070	403,070
Total assets	406,505	556,505
Deferred revenue	70,142	70,142
Convertible note, net due January 2025—related party(3)	210,088	210,088
Convertible note due June 2025—related party(4)	—	150,000
Redeemable convertible preferred stock	250,581	—
Total stockholders’ (deficit) equity	(175,611)	74,970

(1)

The pro forma column in the consolidated balance sheet table above reflects (i) the sale and issuance in June 2020 of a 3.5% senior mandatory convertible promissory note due 2025 in the aggregate principal amount of $150.0 million and (ii) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 73,577,455 shares of our Class B common stock, as if such conversion had occurred on April 30, 2020.

(2)	Working capital is defined as current assets less current liabilities.
(3)

Consists of a 3.5% senior mandatory convertible promissory note, net of debt discount, due in January 2025. For additional information, see “Description of Capital Stock—Senior Mandatory Convertible Promissory Notes.”

(4)

Consists of a 3.5% senior mandatory convertible promissory note issued in June 2020 and due in June 2025. The pro forma amount above reflects the principal amount and does not reflect any debt discount or accrued interest. For additional information, see “Description of Capital Stock—Senior Mandatory Convertible Promissory Notes.”

Non-GAAP Financial Measures

The following table summarizes our non-GAAP financial measures, along with the most directly comparable GAAP measure, for each period presented below. In addition to our results determined in accordance with GAAP, we believe these non-GAAP financial measures are useful in evaluating our operating performance.

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
	(in thousands)
Loss from operations	$(52,013)	$(119,631)	$(15,364)	$(29,085)
Non-GAAP loss from operations	(43,466)	(69,333)	(13,855)	(23,917)
Net loss	(50,928)	(118,589)	(14,953)	(35,845)
Non-GAAP net loss	(42,381)	(68,213)	(13,444)	(23,686)
Net cash used in operating activities	(30,180)	(40,136)	(6,954)	(18,154)
Free cash flow	(33,587)	(44,605)	(7,309)	(17,063)

For additional information concerning the limitations and reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our Class A common stock. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations, and growth prospects. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations, and growth prospects.

Risks Related to Our Business

We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.

We have experienced rapid growth in recent periods. In future periods, we expect our revenue growth rate to decline. Further, as we operate in a new and rapidly changing category of work management software, widespread acceptance and use of our platform is critical to our future growth and success. We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

•	attract new individuals, teams, and organizations as customers;

•	grow or maintain our dollar-based net retention rate, expand usage within organizations, and sell subscriptions;

•	price our subscription plans effectively;

•	convert individuals, teams, and organizations on our free and trial versions into paying customers;

•	achieve widespread acceptance and use of our platform, including in markets outside of the United States;

•	continue to successfully expand our sales force;

•	expand the features and capabilities of our platform;

•	provide excellent customer experience and customer support;

•	maintain the security and reliability of our platform;

•	successfully compete against established companies and new market entrants, as well as existing software tools;

•	increase awareness of our brand on a global basis; and

•	comply with existing and new applicable laws and regulations.

If we are unable to accomplish these tasks, our revenue growth would be harmed. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations, and financial condition will be harmed, and we may not be able to achieve or maintain profitability.

We have a limited operating history at our current scale, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have been growing rapidly in recent periods and, as a result, have a relatively short history operating our business at its current scale. Furthermore, we operate in an industry that is characterized by rapid technological innovation, intense competition, changing customer needs, and frequent introductions of new products, technologies, and services. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in evolving industries. In addition, our future growth rate is subject to a number of uncertainties, such as general economic and market conditions, including those caused by the ongoing COVID-19 pandemic. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in the market, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, and our business, results of operations, and financial condition would suffer.

We have a history of losses, and we may not be able to achieve profitability or, if achieved, sustain profitability.

We have incurred net losses in each fiscal year since our founding. We generated net losses of $50.9 million and $118.6 million in fiscal 2019 and fiscal 2020, respectively, and $15.0 million and $35.8 million for the three months ended April 30, 2019 and 2020, respectively. As of April 30, 2020, we had an accumulated deficit of $365.6 million. We do not expect to be profitable in the near future, and we cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability. These losses reflect, among other things, the significant investments we made to develop and commercialize our platform, serve our existing customers, and broaden our customer base.

We expect to continue to make substantial future investments and expenditures related to the growth of our business, including:

•	expansion of our sales and marketing activities;

•	continued investments in research and development to introduce new features and enhancements to our platform;

•	hiring additional employees;

•	investments in infrastructure;

•	expansion of our operations across our multiple geographies; and

•	increasing costs associated with our general and administrative organization.

As a result of these investments and expenditures, we may experience losses in future periods that may increase significantly. Therefore, our losses in future periods may be significantly greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that they may not result in increases in our revenues. We cannot be certain that we will be able to achieve, sustain, or increase profitability on a quarterly or annual basis. Any failure by us to achieve and sustain profitability would cause the trading price of our Class A common stock to decline.

We believe our long-term value as a company will be greater if we focus on growth, which may negatively impact our profitability in the near and medium term.

A significant part of our business strategy and culture is to focus on long-term growth and customer success over short-term financial results. For example, in fiscal 2020, we increased our operating expenses to $242.4 million as compared to $115.0 million in fiscal 2019. In fiscal 2020, our net loss increased to $118.6 million from $50.9 million in fiscal 2019. As a result, in the near and medium term, we may continue to operate at a loss, or our near- and medium-term profitability may be lower than it would be if our strategy were to maximize near- and medium-term profitability. We expect to continue making significant expenditures on sales and marketing efforts, and expenditures to grow our platform and develop new features, integrations, capabilities, and enhancements to our platform. Such expenditures may not result in improved business results or profitability over the long term. If we are ultimately unable to achieve or improve profitability at the level or during the time frame anticipated by securities or industry analysts and our stockholders, the trading price of our Class A common stock may decline.

Our quarterly results may fluctuate significantly and may not meet our expectations or those of investors or securities analysts.

Our quarterly results of operations, including the levels of our revenues, deferred revenue, working capital, and cash flows, may vary significantly in the future, such that period-to-period comparisons of our results of operations may not be meaningful. Our quarterly financial results may fluctuate due to a variety of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:

•	the level of demand for our platform;

•	our ability to grow or maintain our dollar-based net retention rate, expand usage within organizations, and sell subscriptions;

•	our ability to convert individuals, teams, and organizations using our free and trial versions into paying customers;

•

the timing and success of new features, integrations, capabilities, and enhancements by us to our platform, or by our competitors to their products, or any other changes in the competitive landscape of our market;

•	our ability to achieve widespread acceptance and use of our platform;

•	errors in our forecasting of the demand for our platform, which would lead to lower revenues, increased costs, or both;

•

the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that we may incur to maintain and expand our business and operations and to remain competitive;

•	the timing of expenses and recognition of revenues;

•	security breaches, technical difficulties, or interruptions to our platform;

•	pricing pressure as a result of competition or otherwise;

•	adverse litigation judgments, other dispute-related settlement payments, or other litigation-related costs;

•	the number of new employees hired;

•	the timing of the grant or vesting of equity awards to employees, directors, or consultants;

•	seasonal buying patterns for software spending;

•	declines in the values of foreign currencies relative to the U.S. dollar;

•	changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;

•	legal and regulatory compliance costs in new and existing markets;

•

costs and timing of expenses related to the potential acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;

•	health epidemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses; and

•	general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability and their effects on software spending.

Any one or more of the factors above may result in significant fluctuations in our quarterly results of operations, which may negatively impact the trading price of our Class A common stock. You should not rely on our past results as an indicator of our future performance.

The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of investors or analysts with respect to revenues or other metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the trading price of our Class A common stock would fall, and we would face costly litigation, including securities class action lawsuits.

We may not be able to effectively manage our growth.

We have experienced rapid growth and increased demand for our platform. The growth and expansion of our business and platform may place a significant strain on our management, operational, and financial resources. We are required to manage multiple relationships with various strategic partners, customers, and other third parties. In the event of further growth of our operations or in the number of our third-party relationships, our computer systems, procedures, or internal controls may not be adequate to support our operations, and our management may not be able to manage such growth effectively. To effectively manage our growth, we must continue to implement and improve our operational, financial, and management information systems and expand, train, and manage our employee base.

The COVID-19 pandemic has affected how we and our customers operate and has adversely affected the global economy, and the duration and extent to which this will affect our business, future results of operations, and financial condition remains uncertain.

In December 2019, COVID-19 was first reported to the World Health Organization, or WHO, and in January 2020, the WHO declared the outbreak to be a public health emergency. In March 2020, the WHO characterized COVID-19 as a pandemic. Since then, the COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods, and services worldwide. As a result, we have temporarily closed our headquarters and most of our other offices, enabled our employees and contractors to work remotely, implemented travel restrictions, and shifted company events and meetings to virtual-only experiences, all of which may continue for an indefinite amount of time and represent a significant disruption in how we operate our business. The operations of our partners, vendors, and customers have likewise been disrupted.

While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment and mitigation actions, it has already had an adverse effect on the global economy, and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, the conditions caused by this pandemic may affect the rate of global IT spending, which could adversely affect demand for our platform. Further, the COVID-19 pandemic has caused us to experience, in some cases, longer sales cycles and an increase in certain prospective and current customers seeking lower prices or other more favorable contract terms, and has limited the ability of our direct sales force to travel to customers and potential customers. In addition, the COVID-19 pandemic could reduce the value or duration of subscriptions, negatively impact collections of accounts receivable, reduce expected spending from our paying customers, cause some of our paying customers to go out of business, and affect contraction or attrition rates of our paying customers, all of which could adversely affect our business, results of operations, and financial condition. Additionally, concerns over the economic impact of COVID-19 have caused extreme volatility in financial and other capital markets, which may adversely affect our stock price and our ability to access capital markets in the future.

While we have developed and continue to develop plans to help mitigate the potential negative impact of COVID-19, these efforts may not be effective, and any protracted economic downturn will likely limit the effectiveness of our efforts. Accordingly, it is not possible for us to predict the duration and extent to which this will affect our business, future results of operations, and financial condition at this time.

If we are unable to attract new customers, convert individuals, teams, and organizations using our free and trial versions into paying customers, and expand usage within organizations or develop new features, integrations, capabilities, and enhancements that achieve market acceptance, our revenue growth would be harmed.

To increase our revenues and achieve profitability, we must increase our customer base through various methods, including but not limited to, adding new customers, converting individuals, teams, and organizations using our free and trial versions into paying customers, and expanding usage within organizations. We encourage customers on our free and trial versions to upgrade to paid subscriptions plans and customers of our Premium plan to upgrade to our Business or Enterprise plans. Additionally, we seek to expand within enterprises by adding new customers, having organizations upgrade to our Business or Enterprise plans, or expanding their use of our platform into other departments within an organization. While we have experienced significant growth in the number of customers, we do not know whether we will continue to achieve similar customer growth rates in the future. Numerous factors may impede our ability to add new customers, convert individuals, teams, and organizations using our free and trial versions into paying customers, expand usage within organizations, and sell subscriptions to our platform, including but not limited to, our failure to attract and effectively train new sales and marketing personnel, failure to retain and motivate our current sales and marketing personnel, failure to develop or expand relationships with partners, failure to compete effectively against alternative products or services, failure to successfully deploy new features and integrations, failure to provide a quality customer experience and customer support, or failure to ensure the effectiveness of our marketing programs. Additionally, as we focus on increasing our sales to larger organizations, we will be required to deploy sophisticated and costly sales efforts, which may result in longer sales cycles. Sales efforts targeted at larger customers typically involve greater costs, longer sales cycles, greater competition, and less predictability in completing some of our sales. In the large enterprise market, the customer’s decision to use our platform can sometimes be an enterprise-wide decision, in which case, we will likely be required to provide greater levels of customer education to familiarize potential customers with the use and benefits of our platform, as well as training and support. In addition, larger enterprises may demand more customization, integration and support services, and features. As a result of these factors, these sales opportunities may require us to devote greater sales, research and development, and customer support resources to these customers, resulting in increased costs, lengthened sales cycles, and diversion of our own sales and professional services resources to a smaller number of larger customers. Moreover, these larger subscription plans may require us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met. In addition, the ongoing COVID-19 pandemic and related precautionary measures we and other companies are taking are impacting our sales activity. For example, like many other companies, including our customers and prospects, our employees are working remotely, and we have limited all non-essential business travel. Restrictions on travel and in-person meetings have interrupted and could continue to interrupt our sales activity, and we cannot predict whether, for how long, or the extent to which the COVID-19 pandemic and related precautionary measures may have an impact. If our efforts to sell to organizations of all sizes are not successful or do not generate additional revenues, our business, results of operations, and financial condition would suffer.

In addition, we believe that many of our new customers originate from word-of-mouth and other non-paid referrals from existing customers, so we must ensure that our existing customers remain loyal to our platform in order to continue receiving those referrals. Our ability to attract new customers and increase revenues from existing paying customers depends in large part on our ability to continually enhance and improve our platform and the features, integrations, and capabilities we offer, and to introduce compelling new features, integrations, and capabilities that reflect the changing nature of our market in order to maintain and improve the quality and value of our platform. Accordingly, we must continue to invest in research and development and in our ongoing efforts to improve and enhance our platform. The success of any enhancement to our platform depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies, and overall market acceptance. Any new features, integrations, and capabilities that we develop may not be introduced in a timely or cost-effective manner, may contain errors, failures, vulnerabilities, or bugs, or may not achieve the market acceptance necessary to generate significant revenues. Furthermore, the

COVID-19 pandemic could have an impact on our plans to offer certain new features, integrations, and capabilities in a timely manner, particularly if we experience impacts to productivity due to our employees or their family members experiencing health issues, if our employees continue to work remotely for extended periods, or if there are increasing delays in the hiring and onboarding of new employees.

Moreover, our business is subscription based, and customers are not obligated to and may not renew their subscriptions after their existing subscriptions expire, and we cannot ensure that customers will renew subscriptions with a similar contract period, with the same or greater number of users, or for the same level of subscription plan or upgrade to Business and Enterprise plans. Customers may or may not renew their subscription plans as a result of a number of factors, including their satisfaction or dissatisfaction with our platform, our pricing or pricing structure, the pricing or capabilities of the products and services offered by our competitors, the effects of general economic conditions, or customers’ budgetary constraints. If customers do not renew their subscriptions, renew on less favorable terms, or fail to add more individuals, teams, and organizations, or if we fail to upgrade individuals, teams, and organizations to our paid subscription plans, or expand the adoption of our platform within organizations, our revenues may decline or grow less quickly than anticipated, which would harm our business, results of operations, and financial condition. Additionally, we continue to monitor how COVID-19 may impact the adoption of our platform generally and our success in engaging with new customers and expanding relationships with existing customers. We also may continue to experience a reduction in renewal rates, particularly within our small and medium-sized customers, as well as reduced customer spend and delayed payments that could materially impact our business, results of operations, and financial condition in future periods. While we believe our revenues are relatively predictable in the near-term as a result of our subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our operating results and overall financial performance until future periods. If we fail to predict customer demands, fail to sufficiently account for the impact of COVID-19 on our sales projections, or fail to attract new customers and maintain and expand new and existing customer relationships, our revenues may grow more slowly than expected, may not grow at all, or may decline, and our business may be harmed.

One of our marketing strategies is to offer free and trial subscription plans, and we may not be able to continue to realize the benefits of this strategy.

We offer free and trial subscription plans to promote brand awareness and organic adoption of our platform. Historically, only a small percentage of individuals, teams, and organizations using our free and trial subscription plans has converted into one of our paid subscription plans. Our marketing strategy depends in part on individuals, teams, and organizations who use our free and trial versions of our platform convincing others within their organizations to use Asana and to become paying customers. To the extent that increasing numbers of these individuals, teams, and organizations do not become, or lead others to become, paying customers, we will not realize the intended benefits of this marketing strategy, we will continue to pay the costs associated with hosting such free and trial versions, our ability to grow our business will be harmed, and our business, results of operations, and financial condition will suffer.

We derive, and expect to continue to derive, substantially all of our revenues from a single solution.

We derive, and expect to continue to derive, substantially all of our revenues from a single solution. As such, the continued growth in market demand for and market acceptance, including international market acceptance, of our platform is critical to our continued success. Demand for our platform is affected by a number of factors, some of which are beyond our control, such as the rate of market adoption of work management solutions; the timing of development and release of competing new products; the development and acceptance of new features, integrations, and capabilities for our platform; price, product, and service changes by us or our competitors; technological changes and developments within the markets we serve; growth, contraction, and rapid evolution of our market; and general economic conditions and trends. If we are unable to continue to meet the demands of individuals, teams, and organizations or trends in preferences for work management solutions or to achieve more widespread market acceptance of our platform, our business, results of operations, and financial condition would be harmed. Changes in preferences of our current or potential customers may have a disproportionately greater impact on us than if we offered multiple products. In addition, some current and potential customers, particularly larger organizations, may develop or acquire their own tools or continue to rely on traditional tools and software for their work management solutions, which would reduce or eliminate their demand for our platform. If demand for our platform declines for any of these or other reasons, our business, results of operations, and financial condition would be adversely affected.

If the market for work management solutions develops more slowly than we expect or declines, our business would be adversely affected, and the estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

It is uncertain whether work management solutions will achieve and sustain high levels of customer demand and market acceptance given the relatively early stage of development of this market. Our success will depend to a substantial extent on the widespread adoption of work management solutions generally. Individuals and organizations may be reluctant or unwilling to migrate to work management solutions from spreadsheets, email, messaging, and legacy project management tools. It is difficult to predict adoption rates and demand for our platform, the future growth rate and size of the market for work management solutions, or the entry of competitive offerings. The expansion of the work management solutions market depends on a number of factors, including the cost, performance, and perceived value associated with work management solutions. If work management solutions do not achieve widespread adoption, or there is a reduction in demand for work management solutions caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending, or otherwise, it could result in decreased revenues, and our business, results of operations, and financial condition would be adversely affected.

We operate in a highly competitive industry, and competition presents an ongoing threat to the success of our business.

The market for work management solutions is increasingly competitive, fragmented, and subject to rapidly changing technology, shifting user and customer needs, new market entrants, and frequent introductions of new products and services. We compete with companies that range in size from large and diversified with significant spending resources to smaller companies. Our competition addresses the project management and work management categories, including, but not limited to, solutions relating to email, messaging, and spreadsheets. Our competitors generally fall into the following groups: companies specifically offering work management solutions, such as Smartsheet Inc. and monday.com Ltd.; companies offering productivity suites, such as Microsoft Corporation, or Microsoft, and Alphabet, Inc., or Google; and companies specializing in vertical solutions that address a portion of our market, such as Atlassian Corporation Plc for developers.

We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

•	adaptability of our platform to a broad range of use cases;

•	continued market acceptance of our platform and the timing and market acceptance of new features and enhancements to our platform or the offerings of our competitors;

•	ease of use, performance, price, security, and reliability of solutions developed either by us or our competitors;

•	our brand strength;

•	selling and marketing efforts, including our ability to grow our market share domestically and internationally;

•	the size and diversity of our customer base;

•	customer support efforts; and

•	our ability to continue to create easy to use integrations for, and robust, effective partnerships with, other larger enterprise software solutions and tools.

Many of our current and potential competitors may have longer operating histories, greater brand name recognition, stronger and more extensive partner relationships, significantly greater financial, technical, marketing, and other resources, lower labor and development costs, and larger customer bases than we do. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies that will allow them to build larger customer bases than we have. In addition, some of our potential customers may elect to develop their own internal applications for their work management needs. Our competitors may also offer their products and services at a lower price, or, particularly during the ongoing COVID-19 pandemic, may offer price concessions, delayed payment terms, financing terms, or other terms and conditions that are more enticing to potential customers.

The work management solutions market is rapidly evolving and highly competitive, with relatively low barriers to entry, and in the future there will likely be an increasing number of similar solutions offered by additional competitors. Large companies we do not currently consider to be competitors may enter the market, through acquisitions or through innovation and expansion of their existing solutions, to compete with us either directly or indirectly. Further, our potential and existing competitors may make acquisitions or enter into strategic relationships and rapidly acquire significant market share due to a larger customer base, superior product offering, more effective sales and marketing operations, or greater financial, technical, and other resources.

Any one of these competitive pressures in our market, or our failure to compete effectively, may result in price reductions; fewer customers; reduced revenues, gross profit, and gross margin; increased net losses; and loss of market share. Any failure to meet and address these factors would harm our business, results of operations, and financial condition.

Failure to effectively develop and expand our direct sales capabilities would harm our ability to expand usage of our platform within our customer base and achieve broader market acceptance of our platform.

Our ability to expand usage of our platform within our customer base and achieve broader market acceptance among businesses will depend to a significant extent on our ability to expand our sales operations successfully, particularly our direct sales efforts targeted at broadening use of our platform across departments and entire organizations. We plan to continue expanding our direct sales force, both domestically and internationally, to expand use of our platform within our customer base, and reach larger teams and organizations. This expansion will require us to continue to invest significant financial and other resources to train and grow our direct sales force in order to complement our self-service go-to-market approach. Our business, results of operations, and financial condition will be harmed if our efforts do not generate a corresponding increase in revenues. We may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct sales personnel, if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if we are unable to retain our existing direct sales personnel. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth.

The loss of one or more of our key personnel, in particular our co-founder, President, Chief Executive Officer, and Chair, Dustin Moskovitz, would harm our business.

Our success depends largely upon the continued services and performance of our senior management and other key personnel. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. Our senior management and key employees are employed on an at-will basis. We currently do not have “key person” insurance on any of our employees. The loss of key personnel, including our co-founder, President, Chief Executive Officer, and Chair, Dustin Moskovitz, and other key members of management, as well as our product development, engineering, sales, and marketing personnel, would disrupt our operations and have an adverse effect on our ability to grow our business. Changes in our senior management team may also cause disruptions in, and harm to, our business, results of operations, and financial condition.

We must continue to attract and retain highly qualified personnel in very competitive markets to continue to execute on our business strategy and growth plans.

To execute our business model, we must attract and retain highly qualified personnel. Competition for executive officers, software engineers, sales personnel, and other key personnel in our industry and in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense. As we become a more mature company, we may find our recruiting efforts more challenging. The incentives to attract, retain, and motivate employees provided by our stock options and other equity awards, or by other compensation arrangements, may not be as effective as in the past. Many of the companies with which we compete for experienced personnel have greater resources than we have. Our recruiting efforts may also be limited by laws and regulations, such as restrictive immigration laws, and restrictions on travel or availability of visas (including during the ongoing COVID-19 pandemic). If we do not succeed in attracting excellent personnel or retaining or motivating existing personnel, we may be unable to innovate quickly enough to support our business model or grow effectively.

Our failure to protect our sites, networks, and systems against security breaches, or otherwise to protect our confidential information or the confidential information of our users, customers, or other third parties, would damage our reputation and brand, and substantially harm our business and results of operations.

Breaches of our security measures or those of our third-party service providers or cyber security incidents would result in unauthorized access to our sites, networks, systems, and accounts; unauthorized access to, and misappropriation of, individuals’ personal information or other confidential or proprietary information of ourselves, our customers, or other third parties; viruses, worms, spyware, or other malware being served from our platform, mobile application, networks, or systems; deletion or modification of content or the display of unauthorized content on our platform; interruption, disruption, or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, and response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action, and other potential liabilities. If any of these breaches of security should occur, we cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Additionally, if any of these breaches occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to risk of loss, litigation or regulatory action, and other potential liability. Actual or anticipated security breaches or attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Additionally, there is an increased risk that we may experience cybersecurity-related events such as COVID-19-themed phishing attacks and other security challenges as a result of most of our employees and our service providers working remotely from non-corporate-managed networks during the ongoing COVID-19 pandemic and potentially beyond.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security, and other laws, and cause significant legal and financial exposure, adverse publicity, and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations, and financial condition. We continue to devote significant resources to protect against security breaches, and we may need to devote significant resources in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

If we fail to manage our technical operations infrastructure, or experience service outages, interruptions, or delays in the deployment of our platform, our results of operations may be harmed.

We may experience system slowdowns and interruptions from time to time. In addition, continued growth in our customer base could place additional demands on our platform and could cause or exacerbate slowdowns or interrupt the availability of our platform. If there is a substantial increase in the volume of usage on our platform, we will be required to further expand and upgrade our technology and infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our platform or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In such cases, if our users are not able to access our platform or encounter slowdowns when doing so, we may lose customers or partners. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality, and features of our platform. Our disaster recovery plan may not be sufficient to address all aspects or any unanticipated consequence or incidents, and our insurance may not be sufficient to compensate us for the losses that could occur.

Moreover, Amazon Web Services, or AWS, provides the cloud computing infrastructure that we use to host our platform, mobile application, and many of the internal tools we use to operate our business. We have a long-term commitment with AWS, and our platform, mobile application, and internal tools use computing, storage capabilities, bandwidth, and other services provided by AWS. Any significant disruption of, limitation of our access to, or other interference with our use of AWS would negatively impact our operations and could seriously harm our business. In addition, any transition of the cloud services currently provided by AWS to another cloud services provider would require significant time and expense and could disrupt or degrade delivery of our platform. Our business relies on the availability of our platform for our users and customers, and we may lose users or customers if they are not able to access our platform or encounter difficulties in doing so. The level of service provided by AWS could affect the availability or speed of our platform, which may also impact the usage of, and our customers’ satisfaction with, our platform and could seriously harm our business and reputation. If AWS increases pricing terms, terminates or seeks to terminate our contractual relationship, establishes more favorable relationships with our competitors, or changes or interprets its terms of service or policies in a manner that is unfavorable with respect to us, our business, results of operations, and financial condition could be harmed.

Real or perceived errors, failures, vulnerabilities, or bugs in our platform would harm our business, results of operations, and financial condition.

The software technology underlying and integrating with our platform is inherently complex and may contain material defects or errors. Errors, failures, vulnerabilities, or bugs have in the past, and may in the future, occur in our platform and mobile application, especially when updates are deployed or new features, integrations, or capabilities are rolled out. Any such errors, failures, vulnerabilities, or bugs may not be found until after new features, integrations, or capabilities have been released. Furthermore, we will need to ensure that our platform can scale to meet the evolving needs of customers, particularly as we increase our focus on larger teams and organizations. Real or perceived errors, failures, vulnerabilities, or bugs in our platform and mobile application could result in an interruption in the availability of our platform, negative publicity, unfavorable user experience, loss or leaking of personal data and data of organizations, loss of or delay in market acceptance of our platform, loss of competitive position, regulatory fines, or claims by organizations for losses sustained by them, all of which would harm our business, results of operations, and financial condition.

If we are unable to ensure that our platform interoperates with a variety of software applications that are developed by others, including our integration partners, we may become less competitive and our results of operations may be harmed.

Our platform must integrate with a variety of hardware and software platforms, and we need to continuously modify and enhance our platform to adapt to changes in hardware, software, and browser technologies. In particular, we have developed our platform to be able to easily integrate with third-party applications, including the applications of software providers that compete with us as well as our partners, through the interaction of APIs. In general, we rely on the providers of such software systems to allow us access to their APIs to enable these integrations. We are typically subject to standard terms and conditions of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. Our business will be harmed if any provider of such software systems:

•	discontinues or limits our access to its software or APIs;

•	modifies its terms of service or other policies, including fees charged to, or other restrictions on us, or other application developers;

•	changes how information is accessed by us or our customers;

•	establishes more favorable relationships with one or more of our competitors; or

•	develops or otherwise favors its own competitive offerings over our platform.

Third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their products or services, or exert strong business influence on our ability to, and terms on which we, operate our platform. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our platform or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our platform with these products could decrease and our business, results of operations, and financial condition would be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, our business, results of operations, and financial condition would be harmed.

Further, our platform includes a mobile application to enable individuals, teams, and organizations to access our platform through their mobile devices. If our mobile application does not perform well, our business will suffer. In addition, our platform interoperates with servers, mobile devices, and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We, therefore, depend on the interoperability of our platform with such third-party services, mobile devices, and mobile operating systems, as well as cloud-enabled hardware, software, networking, browsers, database technologies, and protocols that we do not control. The loss of interoperability, whether due to actions of third parties or otherwise, and any changes in technologies that degrade the functionality of our platform or give preferential treatment to competitive services could adversely affect adoption and usage of our platform. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in ensuring that Asana operates effectively with a range of operating systems, networks, devices, browsers, protocols, and standards. If we are unable to effectively anticipate and manage these risks, or if it is difficult for customers to access and use our platform, our business, results of operations, and financial condition may be harmed.

Our culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the high employee engagement fostered by our culture, which could harm our business.

We believe that a critical component of our success has been our culture. We have invested substantial time and resources in building out our team with an emphasis on shared values and a commitment to diversity and inclusion. As we continue to grow and develop the infrastructure associated with being a public company, we will need to maintain our culture among a larger number of employees dispersed in various geographic regions. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our mission to help humanity by enabling the world’s teams to work together effortlessly.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of customers may be impaired, and our business and results of operations will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the “Asana” brand is critical to expanding our customer base and establishing and maintaining relationships with partners. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to ensure that our platform remains high-quality, reliable, and useful at competitive prices, as well as with respect to our free and trial versions. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the “Asana” brand, or if we incur excessive expenses in this effort, our business, results of operations, and financial condition would be adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become more difficult and expensive.

If we fail to offer high-quality customer support, our business and reputation will suffer.

While we have designed our platform to be easy to adopt and use, once individuals, teams, and organizations begin using Asana, they rely on our support services to resolve any related issues. High-quality user and customer education and customer experience have been key to the adoption of our platform and for the conversion of individuals, teams, and organizations on our free and trial versions into paying customers. The importance of high-quality customer experience will increase as we expand our business and pursue new customers. For instance, if we do not help organizations on our platform quickly resolve issues and provide effective ongoing user experience at the individual, team, and organizational levels, our ability to convert organizations on our free and trial versions into paying customers will suffer, and our reputation with existing or potential customers will be harmed. Further, our sales are highly dependent on our business reputation and on positive recommendations from existing individuals, teams, and organizations on our platform. Any failure to maintain high-quality customer experience, or a market perception that we do not maintain high-quality customer experience, could harm our reputation, our ability to sell our platform to existing and prospective customers, and our business, results of operations, and financial condition.

In addition, as we continue to grow our operations and reach a larger and increasingly global customer and user base, we need to be able to provide efficient customer support that meets the needs of organizations on our platform globally at scale. The number of organizations on our platform has grown significantly, which puts additional pressure on our support organization. We will need to hire additional support personnel to provide efficient product support globally at scale, and if we are unable to provide such support, our business, results of operations, and financial condition would be harmed.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Not every organization covered by our market opportunity estimates will necessarily buy work management solutions at all, and some or many of those companies may choose to continue using legacy tools, spreadsheets, email, manual processes, or other tools offered by our competitors. It is impossible to build every product feature that every customer wants, and our competitors may develop and offer features that our platform does not provide. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of the organizations covered by our market opportunity estimates will purchase our solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow for a variety of reasons outside of our control, including competition in our industry. If any of these risks materialize, it could adversely affect our results of operations.

We rely on third parties maintaining open marketplaces to distribute our mobile application. If such third parties interfere with the distribution of our platform, our business would be adversely affected.

We rely on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make our mobile application available for download. We cannot assure you that the marketplaces through which we distribute our mobile application will maintain their current structures or that such marketplaces will not charge us fees to list our application for download. We are also dependent on these third-party marketplaces to enable us and our users to timely update our mobile application, and to incorporate new features, integrations, and capabilities.

In addition, Apple Inc. and Google, among others, for competitive or other reasons, could stop allowing or supporting access to our mobile application through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our mobile application less desirable or harder to access.

We rely on traditional web search engines to direct traffic to our website. If our website fails to rank prominently in unpaid search results, traffic to our website could decline and our business would be adversely affected.

Our success depends in part on our ability to attract users through unpaid Internet search results on traditional web search engines such as Google. The number of users we attract to our website from search engines is due in large part to how and where our website ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not in our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies, or design layouts. As a result, links to our website may not be prominent enough to drive traffic to our website, and we may not know how or otherwise be in a position to influence the results. Any reduction in the number of users directed to our website could reduce our revenues or require us to increase our sales and marketing expenditures.

We may become subject to intellectual property rights claims and other litigation that are expensive to support, and if resolved adversely, could have a material adverse effect on us.

There is considerable patent and other intellectual property development activity in our industry. Our competitors, as well as a number of other entities, including non-practicing entities and individuals, may own or claim to own intellectual property relating to our industry. As we face increasing competition and our public profile increases, the possibility of intellectual property rights claims against us may also increase. From time to time, our competitors or other third parties have claimed, and may in the future claim, that we are infringing upon, misappropriating, or violating their intellectual property rights, even if we are unaware of the intellectual property rights that such parties may claim cover our platform or some or all of the other technologies we use in our business. The costs of supporting such litigation, regardless of merit, are considerable, and such litigation may divert management and key personnel’s attention and resources, which might seriously harm our business, results of operations, and financial condition. We may be required to settle such litigation on terms that are unfavorable to us. For example, a settlement may require us to obtain a license to continue practices found to be in violation of a third party’s rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us at all. As a result, we may also be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative non-infringing technology or practices would require significant effort and expense. Similarly, if any litigation to which we may be a party fails to settle and we go to trial, we may be subject to an unfavorable judgment which may not be reversible upon appeal. For example, the terms of a judgment may require us to cease some or all of our operations or require the payment of substantial amounts to the other party. Any of these events would cause our business and results of operations to be materially and adversely affected as a result.

We are also frequently required to indemnify our reseller partners and customers in the event of any third-party infringement claims against our customers and third parties who offer our platform, and such indemnification obligations may be excluded from contractual limitation of liability provisions that limit our exposure. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers and reseller partners, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers and reseller partners, may be required to modify our allegedly infringing platform to make it non-infringing, or may be required to obtain licenses for the products used. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our platform, and our reseller partners may be forced to stop selling our platform.

If we are unable to protect our intellectual property rights, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

Our success is dependent, in part, upon protecting our intellectual property rights and proprietary information. We rely and expect to continue to rely on a combination of trademark, copyright, patent, and trade secret protection laws to protect our intellectual property rights and proprietary information. Additionally, we maintain a policy requiring our employees, consultants, independent contractors, and third parties who are engaged to develop any material intellectual property for us to enter into confidentiality and invention assignment agreements to control access to and use of our proprietary information and to ensure that any intellectual property developed by such employees, contractors, consultants, and other third parties are assigned to us. However, we cannot guarantee that the confidentiality and proprietary agreements or other employee, consultant, or independent contractor agreements we enter into adequately protect our intellectual property rights and other proprietary information. In addition, we cannot guarantee that these agreements will not be breached, that we will have adequate remedies for any breach, or that the applicable counter-parties to such agreements will not assert rights to our intellectual property rights or other proprietary information arising out of these relationships. Furthermore, the steps we have taken and may take in the future may not prevent misappropriation of our proprietary solutions or technologies, particularly with respect to officers and employees who are no longer employed by us.

Furthermore, third parties may knowingly or unknowingly infringe or circumvent our intellectual property rights, and we may not be able to prevent infringement without incurring substantial expense. Litigation brought to protect and enforce our intellectual property rights would be costly, time-consuming, and distracting to management and key personnel, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our platform and methods of operations. Any of these events would have a material adverse effect on our business, results of operations, and financial condition.

Our failure to obtain or maintain the right to use certain of our intellectual property would negatively affect our business.

Our future success and competitive position depends in part upon our ability to obtain or maintain certain intellectual property used in our platform. While we have been issued patents for certain aspects of our intellectual property in the United States and have additional patent applications pending in the United States, we have not applied for patent protection in foreign jurisdictions, and may be unable to obtain patent protection for the technology covered in our patent applications. In addition, we cannot ensure that any of the patent applications will be approved or that the claims allowed on any issued patents will be sufficiently broad to protect our technology or platform and provide us with competitive advantages. Furthermore, any issued patents may be challenged, invalidated, or circumvented by third parties.

Many patent applications in the United States may not be public for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or that we will be the first to file patent applications on such inventions. Because some patent applications may not be public for a period of time, there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, and independent contractors to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our business would be materially adversely affected.

We rely on our trademarks, trade names, and brand names to distinguish our solutions from the products of our competitors, and have registered or applied to register many of these trademarks in the United States and certain countries outside the United States. However, occasionally third parties may have already registered identical or similar marks for products or solutions that also address the software market. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, efforts by third parties to limit use of our brand names or trademarks and barriers to the registration of brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets. There can also be no assurance that pending or future U.S. or foreign trademark applications will be approved in a timely manner or at all, or that such registrations will effectively protect our brand names and trademarks. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our platform, which would result in loss of brand recognition and would require us to devote resources to advertising and marketing new brands.

Any future litigation against us could be costly and time-consuming to defend.

We have in the past and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business. We could be sued or face regulatory action for defamation, civil rights infringement, negligence, intellectual property rights infringement, invasion of privacy, personal injury, product liability, regulatory compliance, or other legal claims relating to information that is published or made available via our platform. Litigation might result in substantial costs and may divert management and key personnel’s attention and resources, which might seriously harm our business, results of operations, and financial condition. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs and could have a material adverse effect on our business, results of operations, and financial condition.

Our use of “open source” and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our solutions and could subject us to possible litigation.

A portion of the technologies we use in our platform and mobile application incorporates “open source” software, and we may incorporate open source software in our platform and mobile application in the future.

From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with the applicable open source licensing terms. Some open source licenses require end-users who distribute or make available across a network software and services that include open source software to make available all or part of such software, which in some circumstances could include valuable proprietary code, at no cost, or license such code under the terms of the particular open source license. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose source code that incorporates or is a modification of such licensed software. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such license types. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable open source license, we could expend substantial time and resources to re-engineer some or all of our software or be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our platform that contained the open source software, and required to comply with the foregoing conditions, including public release of certain portions of our proprietary source code.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open-source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could be harmful to our business, financial condition, or operating results.

We rely on software licensed from third parties to offer our platform. In addition, we may need to obtain future licenses from third parties to use intellectual property rights associated with the development of our platform, which might not be available on acceptable terms, or at all. Any loss of the right to use any third-party software required for the development and maintenance of our platform or mobile application could result in loss of functionality or availability of our platform or mobile application until equivalent technology is either developed by us, or, if available, is identified, obtained, and integrated. Any errors or defects in third-party software could result in errors or a failure of our platform or mobile application. Any of the foregoing would disrupt the distribution and sale of subscriptions to our platform and harm our business, results of operations, and financial condition.

We receive, process, store, and use business and personal information, which subjects us to governmental regulation and other legal obligations related to data protection and security, and our actual or perceived failure to comply with such obligations could harm our business and expose us to liability.

We receive, process, store, and use business and personal information belonging to our users and customers. There are numerous federal, state, local, and foreign laws and regulations regarding data protection and the storing, sharing, use, processing, disclosure, and protection of business and personal information. These laws continue to evolve in scope and are subject to differing interpretations, and may contain inconsistencies or pose conflicts with other legal requirements. We seek to comply with applicable laws, regulations, policies, legal obligations, and industry standards and have developed privacy policies, data processing addenda, and internal privacy procedures to reflect such compliance. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Failure or perceived failure by us to comply with our privacy policies, privacy-related obligations to users, customers, or other third parties, or our privacy-related legal obligations, or any data compromise that results in the unauthorized release or transfer of business or personal information or other user or customer data, may result in domestic or foreign governmental enforcement actions, fines, litigation, or public statements against us by our users, customers, consumers, regulators, consumer advocacy groups, or others, which would have an adverse effect on our reputation and business. We could also incur significant costs investigating and defending such claims and, if we are found liable, significant damages.

Data protection regulation is an area of increased focus and changing requirements. Any significant change in applicable laws, regulations, or industry practices regarding the use or disclosure of our users’ or customers’ data, or regarding the manner in which the express or implied consent of users or customers for the use and disclosure of such data is obtained, could require us to modify our platform, possibly in a material manner, and may limit our ability to develop new services and features that make use of the data that our users and customers voluntarily share. For example, the General Data Protection Regulation 2016/679, or GDPR, which came into effect in the European Union in May 2018 and superseded prior E.U. data protection legislation, imposes more stringent data protection requirements and provides for greater penalties for noncompliance. The GDPR enhances data protection obligations for processors and controllers of personal information, including, for example, expanded disclosures of requirements, limitations on retention of personal information, mandatory data breach notification requirements, and additional obligations. Non-compliance with the GDPR can trigger fines of up to the greater of €20 million or 4% of our global revenues. While we instituted a GDPR compliance strategy and program that we continue to evaluate and improve as our platform changes and expands, we still do not know how E.U. regulators will interpret or enforce many aspects of the GDPR, and some regulators may do so in an inconsistent manner, making such a prediction even more difficult. Further, the United Kingdom has initiated the formal process to leave the European Union, creating uncertainty with regard to the regulation of data protection in the United Kingdom. While the United Kingdom has committed to maintaining data protection laws and regulations designed to be consistent with the GDPR, it remains unclear how data protection law in the United Kingdom will continue to develop once a formal exit occurs, and how data transfers to and from the United Kingdom will be regulated.

In addition to the European Union, a growing number of other global jurisdictions are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our platform, particularly as we expand our operations internationally. Some of these laws, such as the General Data Protection Law in Brazil, or the Act on the Protection of Personal Information in Japan, impose similar obligations as those under the GDPR. Others, such as those in Russia, India, and China, would potentially impose more stringent obligations, including data localization requirements. If we are unable to develop and offer products that meet legal requirements or help our users and customers meet their obligations under the laws or regulations relating to privacy, data protection, or information security, or if we violate or are perceived to violate any laws, regulations, or other obligations relating to privacy, data protection, or information security, we may experience reduced demand for our platform, harm to our reputation, and become subject to investigations, claims, and other remedies, which would expose us to significant fines, penalties, and other damages, all of which would harm our business. Further, given the breadth and depth of changes in global data protection obligations, compliance has caused us to expend significant resources, and such expenditures are likely to continue into the future as we continue our compliance efforts and respond to new interpretations and enforcement actions.

Data protection legislation is also becoming increasingly common in the United States at both the federal and state level. For example, the California Consumer Privacy Act of 2018, or the CCPA, came into effect on January 1, 2020. The CCPA requires companies that process information on California residents to make new disclosures to consumers about their data collection, use, and sharing practices, allows consumers to opt out of certain data sharing with third parties and exercise certain individual rights regarding their personal information, provides a new cause of action for data breaches, and provides for penalties for noncompliance of up to $7,500 per violation. While we are positioned as a “service provider” under the CCPA with respect to most of our data activities, have conducted a CCPA compliance review process, and do not currently share data with third parties in a way that would be currently considered a “sale” under the CCPA, regulations from the California attorney general’s office on the specific requirements of the CCPA have just recently been finalized and it remains unclear how stringent the California attorney general’s office will be in enforcing the law. It also remains unclear how much private litigation will ensue under the data breach private right of action, and whether existing amendments that are favorable to us that exclude business to business information and employee information from certain of the CCPA’s requirements will remain in effect after January 1, 2021, which would potentially result in additional compliance obligations. Additionally, a new California ballot initiative, the California Privacy Rights Act, appears to have garnered enough signatures to be included on the November 2020 ballot in California, and if voted into law by California residents, would impose additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It would also create a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. Similar laws have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

Furthermore, the Federal Trade Commission and many state attorneys general continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination, and security practices that appear to be unfair or deceptive. There are a number of legislative proposals in the United States, at both the federal and state level, and in the European Union and more globally, that could impose new obligations in areas such as e-commerce and other related legislation or liability for copyright infringement by third parties. We cannot yet determine the impact that future laws, regulations, and standards may have on our business.

We are subject to anti-corruption, anti-bribery, and similar laws, and our failure to comply with these laws could subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, and other anti-corruption, anti-bribery, and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions, or sanctions could harm our business, results of operations, and financial condition.

We are subject to various export, import, and trade and economic sanction laws and regulations controls that could impair our ability to compete in international markets and subject us to liability for noncompliance.

Our business activities are subject to various export, import, and trade and economic sanction laws and regulations, including, among others, the U.S. Export Administration Regulations, administered by the Department of Commerce’s Bureau of Industry and Security, or BIS, and economic and trade sanctions regulations maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, which we refer to collectively as Trade Controls. Trade Controls may prohibit or restrict the sale or supply of certain products, including encryption items and other technology, and services to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions. We incorporate encryption technology into our platform, which may subject its export outside of the United States to various export authorization requirements, including licensing, compliance with license exceptions, or other appropriate government authorization, including the filing of an encryption classification request or self-classification report with the U.S. Commerce Department. In addition, various other countries regulate the import and export of certain encryption and other technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our platform or could limit the ability of organizations to use our platform in those countries.

Until recently, we did not have a comprehensive Trade Controls compliance program. Although we have since implemented controls designed to promote and achieve compliance with applicable Trade Controls, we may have previously provided certain services to some customers in apparent violation of U.S. sanctions laws and exported software and source code prior to submitting required filings and obtaining authorization from BIS regarding exports of our software. As a result, we have submitted voluntary self-disclosures concerning these activities to OFAC and BIS. It is possible that these activities may result in administrative fines or penalties. In addition, if we are found to be in violation of U.S. economic sanctions or export control laws for other activities, it could result in fines and penalties. We may also be adversely affected through reputational harm, loss of access to certain markets, or otherwise. While we continue to review and assess the facts and circumstances surrounding these or other possible violations, we are simultaneously working to further enhance our compliance program regarding applicable Trade Controls. These controls include the implementation of IP address blocking functionality, screenings of our users against government lists of restricted and prohibited persons, training our employees, and the development of a global Trade Controls policy.

Although we seek to conduct our business in full compliance with Trade Controls, we cannot guarantee that these controls will be fully effective. Violations of Trade Controls may subject our company, including responsible personnel, to various adverse consequences, including civil or criminal penalties, government investigations, and loss of export privileges. Further, obtaining the necessary authorizations, including any required licenses, for particular transactions or uses of our platform may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. In addition, if our reseller partners fail to obtain any required import, export, or re-export licenses or permits, this could result in a violation of law by us, and we may also suffer reputational harm and other negative consequences, including government investigations and penalties.

Finally, changes in our platform or future changes in Trade Controls could result in our inability to provide our platform to certain customers or decreased use of our platform by existing or potential customers with international operations. Any decreased use of our platform or mobile application or increased limitations on our ability to export or sell our platform and mobile application would adversely affect our business, results of operations, and financial condition.

Sales to customers outside the United States and our international operations expose us to risks inherent in international sales and operations.

For fiscal 2020, 41% of our revenues were generated from customers outside the United States. We have operations in Dublin, London, Munich, Reykjavik, Sydney, Tokyo, and Vancouver, in addition to New York and San Francisco. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks that are different from those in the United States. In addition, we will face risks in doing business internationally that could adversely affect our business and results of operations, including:

•	the need to localize and adapt our platform for specific countries, including translation into foreign languages and associated expenses;

•	data privacy laws that impose different and potentially conflicting obligations with respect to how personal data is processed or require that customer data be stored in a designated territory;

•	difficulties in staffing and managing foreign operations;

•	regulatory and other delays and difficulties in setting up foreign operations;

•	different pricing environments, longer sales cycles, longer accounts receivable payment cycles, and collections issues;

•	new and different sources of competition;

•

weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•	laws and business practices favoring local competitors;

•	compliance challenges related to the complexity of multiple, conflicting, and changing governmental laws and regulations, including employment, tax, privacy, and data protection laws and regulations;

•	increased financial accounting and reporting burdens and complexities;

•	declines in the values of foreign currencies relative to the U.S. dollar;

•	restrictions on the transfer of funds;

•	potentially adverse tax consequences;

•	the cost of and potential outcomes of any claims or litigation;

•	future accounting pronouncements and changes in accounting policies;

•	changes in tax laws or tax regulations;

•	health or similar issues, such as a pandemic or epidemic; and

•	regional and local economic and political conditions.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. These factors and others could harm our ability to increase international revenues and, consequently, would materially impact our business and results of operations. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business.

If we experience excessive fraudulent activity, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.

A large portion of our customers authorize us to bill their credit card accounts through our third-party payment processing partners for our paid subscription plans. If customers pay for their subscription plans with stolen credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with credit card billing information online, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We also incur charges, which we refer to as chargebacks, from the credit card companies for claims that the customer did not authorize the credit card transaction for subscription plans, something that we have experienced in the past. If the number of claims of unauthorized credit card transactions becomes excessive, we could be assessed substantial fines for excess chargebacks, and we could lose the right to accept credit cards for payment. In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time. Our third-party payment processing partners must also maintain compliance with current and future merchant standards to accept credit cards as payment for our paid subscription plans. Substantial losses due to fraud or our inability to accept credit card payments would cause our customer base to significantly decrease and would harm our business.

We may engage in merger and acquisition activities, which would require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our business, results of operations, and financial condition.

As part of our business strategy to expand our platform and grow our business in response to changing technologies, customer demand, and competitive pressures, we may in the future make investments or acquisitions in other companies, products, or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve the goals of such acquisition, and any acquisitions we complete could be viewed negatively by customers or investors. We may encounter difficult or unforeseen expenditures in integrating an acquisition, particularly if we cannot retain the key personnel of the acquired company. Existing and potential customers may also delay or reduce their use of our platform due to a concern that the acquisition may decrease effectiveness of our platform (including any newly acquired product). In addition, if we fail to successfully integrate such acquisitions, or the assets, technologies, or personnel associated with such acquisitions, into our company, the business and results of operations of the combined company would be adversely affected.

Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, subject us to increased regulatory requirements, cause adverse tax consequences or unfavorable accounting treatment, expose us to claims and disputes by stockholders and third parties, and adversely impact our business, financial condition, and results of operations. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash for any such acquisition which would limit other potential uses for our cash. If we incur debt to fund any such acquisition, such debt may subject us to material restrictions in our ability to conduct our business, result in increased fixed obligations, and subject us to covenants or other restrictions that would decrease our operational flexibility and impede our ability to manage our operations. If we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders’ ownership would be diluted.

We may need additional capital, and we cannot be sure that additional financing will be available.

Historically, we have financed our operations and capital expenditures primarily through sales of our capital stock and debt securities that are convertible into our capital stock. In the future, we may raise additional capital through additional debt or equity financings to support our business growth, to respond to business opportunities, challenges, or unforeseen circumstances, or for other reasons. On an ongoing basis, we are evaluating sources of financing and may raise additional capital in the future. Our ability to obtain additional capital will depend on our development efforts, business plans, investor demand, operating performance, the condition of the capital markets, and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to the rights of existing stockholders, and existing stockholders may experience dilution. Further, if we are unable to obtain additional capital when required, or are unable to obtain additional capital on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges, or unforeseen circumstances would be adversely affected.

Our operating activities may be restricted as a result of covenants related to the indebtedness under our loan and security agreement, and we may be required to repay the outstanding indebtedness in an event of default, which would have an adverse effect on our business.

In April 2020, we entered into a five-year loan and security agreement with Silicon Valley Bank. The agreement provides for a senior secured term loan facility, in an aggregate principal amount of up to $40.0 million, to be used for the construction of our new corporate headquarters. The loan and security agreement subjects us to various customary covenants, including requirements as to financial reporting and insurance and restrictions on our ability to dispose of our business or property, to change our line of business, to liquidate or dissolve, to enter into any change in control transaction, to merge or consolidate with any other entity or to acquire all or substantially all the capital stock or property of another entity, to incur additional indebtedness, to incur liens on our property, to pay any dividends or other distributions on capital stock other than dividends payable solely in capital stock, to redeem capital stock, to engage in transactions with affiliates, and to encumber our intellectual property. In addition, the loan and security agreement contains customary affirmative and negative covenants, including maintaining certain liquidity thresholds, and restrictions and limitations on our ability to incur additional indebtedness, dispose of assets, engage in certain merger or acquisition transactions, pay dividends or make distributions, and certain other restrictions on our activities. Our business may be adversely affected by these restrictions on our ability to operate our business.

Additionally, we may be required to repay the outstanding indebtedness under the loan facility if an event of default occurs under the loan and security agreement. Under the loan and security agreement, an event of default will occur if, among other things, we fail to make payments under the loan and security agreement; we breach certain of our covenants under the loan and security agreement, subject to specified cure periods with respect to certain breaches; we or our assets become subject to certain legal proceedings, such as bankruptcy proceedings; we are unable to pay our debts as they become due; or we default on contracts with third parties which would permit Silicon Valley Bank to accelerate the maturity of such indebtedness or that could have a material adverse change on us. We may not have enough available cash or be able to raise additional funds through equity or debt financings to repay such indebtedness at the time any such event of default occurs. Silicon Valley Bank could also exercise its rights as collateral agent to take possession of, and to dispose of, the collateral securing the term loans, which collateral includes substantially all of our property (excluding intellectual property, which is subject to a negative pledge). Our business, financial condition, and results of operations could be materially adversely affected as a result of any of these events.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

A failure to establish and maintain an effective system of disclosure controls and internal control over financial reporting, could adversely affect our ability to produce timely and accurate financial statements or comply with applicable regulations.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. For example, as we have prepared to become a public company, we have worked to improve the controls around our key accounting processes and our quarterly close process, and we have hired additional accounting and finance personnel to help us implement these processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and investments to strengthen our accounting systems. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. In addition to our results determined in accordance with GAAP, we believe certain non-GAAP measures may be useful in evaluating our operating performance. We present certain non-GAAP financial measures in this prospectus and intend to continue to present certain non-GAAP financial measures in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business, results of operations, and financial condition and could cause a decline in the trading price of our Class A common stock.

Changes in tax laws or regulations could be enacted or existing tax laws or regulations could be applied to us or our customers in a manner that could increase the costs of our platform and harm our business.

Income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted or amended at any time (possibly with retroactive effect), and could be applied solely or disproportionately to products and services provided over the internet. These enactments or amendments could reduce our sales activity due to the inherent cost increase the taxes would represent and ultimately harm our results of operations and cash flows.

The application of U.S. federal, state, local, and international tax laws to services provided electronically is unclear and continuously evolving. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted or applied adversely to us, possibly with retroactive effect, which could require us or our customers to pay additional tax amounts, as well as require us or our customers to pay fines or penalties, as well as interest for past amounts. If we are unsuccessful in collecting such taxes due from our customers, we would be held liable for such costs, thereby adversely affecting our results of operations and harming our business.

We may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. Although we have not been required to pay income taxes, other than in immaterial amounts in certain foreign jurisdictions to date, the amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws, or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest, and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which would harm us and our results of operations.

Our business, results of operations, and financial condition may be harmed if we are required to collect sales or other related taxes for subscriptions to our platform in jurisdictions where we have not historically done so.

We collect sales tax in a number of jurisdictions. One or more states or countries may seek to impose incremental or new sales, use, or other tax collection obligations on us. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, or other taxes could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from subscribing to our platform due to the incremental cost of any such sales or other related taxes, or otherwise harm our business, results of operations, and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We do not expect to become profitable in the near future, may never achieve profitability, and have incurred substantial net operating losses, or NOLs, during our history. In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs or tax credits to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate change in stock ownership by one or more stockholders or groups of stockholders owning at least 5% of a corporation’s stock exceeds more than 50 percentage points over a three-year period. While we do not believe we have experienced ownership changes in the past, it is possible we have done so, and we may experience ownership changes in the future as a result of our listing on the NYSE, or subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes.

We may face exposure to foreign currency exchange rate fluctuations.

While we have historically transacted in U.S. dollars with the majority of our customers and vendors, we have transacted in some foreign currencies with such parties and for our payroll in those foreign jurisdictions where we have operations, and expect to continue to transact in more foreign currencies in the future. Accordingly, declines in the value of foreign currencies relative to the U.S. dollar can adversely affect our revenues and results of operations due to transactional and translational remeasurement that is reflected in our earnings. Also, fluctuations in the values of foreign currencies relative to the U.S. dollar could make it more difficult to detect underlying trends in our business and results of operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to the useful lives and carrying values of long-lived assets, the fair value of the convertible note, the fair value of common stock, stock-based compensation expense, the period of benefit for deferred contract acquisition costs, and income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Catastrophic events may disrupt our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could harm our business. In particular, the COVID-19 pandemic, including the reactions of governments, markets, and the general public, may result in a number of adverse consequences for our business, operations, and results of operations, many of which are beyond our control. We have our headquarters and a large employee presence in San Francisco, California, and the west coast of the United States contains active earthquake zones. In the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our platform development, lengthy interruptions in our platform, breaches of data security, and loss of critical data, all of which would harm our business, results of operations, and financial condition. Acts of terrorism would also cause disruptions to the internet or the economy as a whole. In addition, the insurance we maintain would likely not be adequate to cover our losses resulting from disasters or other business interruptions. Our disaster recovery plan may not be sufficient to address all aspects or any unanticipated consequence or incident, and our insurance may not be sufficient to compensate us for the losses that could occur.

We are an emerging growth company under the JOBS Act, and we are permitted to rely on exemptions from certain disclosure requirements. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, which could be as long as five years following the completion of our listing on the NYSE, we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, reduced PCAOB reporting requirements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved, and extended transition periods for complying with new or revised accounting standards. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and the trading price of our Class A common stock may be more volatile.

Risks Related To Ownership of Our Class A Common Stock

Our listing differs significantly from an underwritten initial public offering.

This is not an underwritten initial public offering of our Class A common stock. This listing of our Class A common stock on the NYSE differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

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There are no underwriters. Consequently, prior to the opening of trading on the NYSE, there will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the NYSE. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Class A common stock on the NYSE will not have the benefit of being informed by a published price range or a price at which the underwriters initially sell shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with the initial resale of shares of our Class A common stock. Unlike the case in a traditional underwritten offering, this registration statement does not include the registration of additional shares that may be used at the option of the underwriters in connection with overallotment activity. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with any sales made pursuant to this registration statement. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the trading price of shares of our Class A common stock. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions with respect to the trading of our Class A common stock on the NYSE, there could be greater volatility in the trading price of our Class A common stock during the period immediately following the listing. See also “—The trading price of our Class A common stock may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly.”

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There is not a fixed or determined number of shares of Class A common stock available for sale in connection with the registration and the listing. Therefore, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Class A common stock, and there may initially be a lack of supply of, or demand for, shares of Class A common stock on the NYSE. Alternatively, we may have a large number of Registered Stockholders or other existing stockholders who choose to sell their shares of Class A common stock in the near term, resulting in potential oversupply of our Class A common stock, which could adversely impact the trading price of our Class A common stock once listed on the NYSE and thereafter.

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None of our Registered Stockholders or other existing stockholders have entered into contractual lock-up agreements or other restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most or all of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors and officers who own our Class A or Class B common stock and other significant stockholders, may sell any or all of their shares at any time (subject to any restrictions under applicable law, and in the case of shares of Class B common stock, upon conversion of any shares of Class B common stock into Class A common stock at the time of sale), including immediately upon listing. If such sales were to occur in a significant volume in a short period of time following the listing, it may result in an oversupply of our Class A common stock in the market, which could adversely impact the trading price of our Class A common stock. See also “—None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Class A common stock in the public markets, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.”

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We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Class A common stock on the NYSE. Instead, we will host an investor day and are engaging in certain other investor education meetings. In advance of the investor day, we plan to announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for this investor day, which content will be similar to a traditional roadshow presentation. We will make a version of the presentation publicly available, without restrictions, on our website. There can be no guarantee that the investor day and other investor education meetings will be as effective a method of investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Class A common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile trading price of our Class A common stock.

Such differences from an underwritten initial public offering could result in a volatile trading price for our Class A common stock and uncertain trading volume, which may adversely affect your ability to sell any Class A common stock that you may purchase.

We have agreed to indemnify certain of the Registered Stockholders for certain claims arising in connection with sales under this prospectus. Large indemnity payments would adversely affect our business, results of operations, and financial condition.

The trading price of our Class A common stock may be volatile and could, upon listing on the NYSE, decline significantly and rapidly.

The listing of our Class A common stock and the registration of the Registered Stockholders’ shares of Class A common stock is a novel process that is not an underwritten initial public offering. We have engaged Morgan Stanley & Co. LLC, or Morgan Stanley; J.P. Morgan Securities LLC, or J.P. Morgan; Credit Suisse Securities (USA) LLC, or Credit Suisse; and Jefferies LLC, or Jefferies; to serve as our financial advisors. There will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the NYSE. As there has not been a recent sustained history of trading in our common stock in a private placement market prior to listing, NYSE listing rules require that a designated market maker, or DMM, consult with our financial advisors in order to effect a fair and orderly opening of trading of our Class A common stock without coordination with us, consistent with the federal securities laws in connection with our direct listing. Accordingly, the DMM will consult with Morgan Stanley in order for the DMM to effect a fair and orderly opening of our Class A common stock on the NYSE, without coordination with us, consistent with the federal securities laws in connection with our direct listing. In addition, the DMM may also consult with our other financial advisors, also without coordination with us, in connection with our direct listing. Pursuant to such NYSE rules, and based upon information known to it at that time, Morgan Stanley and our other financial advisors are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding common stock and pre-listing selling and buying interest in our Class A common stock that they become aware of from potential investors and holders of our Class A common stock, including after consultation with certain institutional investors (which may include certain of the Registered Stockholders), in each case, without coordination with us. The DMM, in consultation with our financial advisors, is also expected to consider the information in the section titled “Sale Price History of our Capital Stock.” Based on information provided to the NYSE, the opening public price of our Class A common stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers, and the NYSE is where buy orders can be matched with sell orders at a single price. Based on such orders, the DMM will determine an opening price for our Class A common stock pursuant to NYSE rules. However, because our financial advisors will not have engaged in a book building process, they will not be able to provide input to the DMM that is based on or informed by that process. For more information, see the section titled “Plan of Distribution.”

Moreover, prior to the opening trade, there will not be a price at which underwriters initially sell shares of Class A common stock to the public as there would be in an underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, upon listing on the NYSE, the trading price of our Class A common stock may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly.

Further, if the trading price of our Class A common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock after trading begins, which would create additional downward pressure on the trading price of our Class A common stock, and there will be more ability for such investors to short our Class A common stock in early trading than is typical for an underwritten public offering given the lack of contractual lock-up agreements or other restrictions on transfer.

The trading price of our Class A common stock following the listing also could be subject to wide fluctuations in response to numerous factors in addition to the ones described in the preceding Risk Factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the number of shares of our Class A common stock made available for trading;

•	overall performance of the equity markets and the economy as a whole;

•	changes in the financial projections we may provide to the public or our failure to meet these projections;

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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	changes in pricing of subscription plans to our platform;

•	actual or anticipated changes in our growth rate relative to that of our competitors;

•	changes in the anticipated future size or growth rate of our addressable markets;

•	announcements of new products, or of acquisitions, strategic partnerships, joint ventures, or capital-raising activities or commitments, by us or by our competitors;

•	additions or departures of board members, management, or key personnel;

•	rumors and market speculation involving us or other companies in our industry;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to data privacy and cyber security in the United States or globally;

•	lawsuits threatened or filed against us;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

•	health epidemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses; and

•	sales or expectations with respect to sales of shares of our Class A common stock by us or our security holders.

In addition, stock markets with respect to newly public companies, particularly companies in the technology industry, have experienced significant price and volume fluctuations that have affected and continue to affect the stock prices of these companies. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following the listing of our Class A common stock on the NYSE as a result of the supply and demand forces described above. In the past, companies that have experienced volatility in the trading price for their stock have been subject to securities class action litigation. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, results of operations, and financial condition.

The trading price of our Class A common stock, upon listing on the NYSE, may have little or no relationship to the historical sales prices of our capital stock in private transactions, and such private transactions have been limited.

Prior to the listing of our Class A common stock on the NYSE, there has been no public market for our capital stock. There has been limited trading of our capital stock historically in private transactions. In the section titled “Sale Price History of our Capital Stock,” we have provided the historical sales prices of our capital stock in private transactions. However, we have only recently permitted our capital stock to be transferred in private transactions, and from March 16, 2020 to June 14, 2020, as economic conditions worsened during the COVID-19 pandemic, we restricted the ability of our stockholders to transfer shares of our capital stock at a price per share below $13.04, which was the estimated fair value of our common stock determined by our board of directors, and from June 15, 2020 to                 , 2020, we restricted the ability of our stockholders to transfer shares of our capital stock at a price per share below $14.24, which was the estimated fair value of our common stock determined by our board of directors. Given the limited history of sales and the price-based limitation we implemented beginning in March 2020, this information may have little or no relation to broader market demand for our Class A common stock and thus the initial trading price of our Class A common stock on the NYSE once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening trading prices and subsequent trading prices of our Class A common stock on the NYSE. For more information about how the initial listing price on the NYSE will be determined, see the section titled “Plan of Distribution.”

An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price at which you purchased them.

We currently expect our Class A common stock to be listed and traded on the NYSE. Prior to listing on the NYSE, there has been no public market for our Class A common stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market. While our Class A common stock may be sold after our listing on the NYSE by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, unlike an underwritten initial public offering, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Class A common stock, and there may initially be a lack of supply of, or demand for, Class A common stock on the NYSE. Conversely, there can be no assurance that the Registered Stockholders and other existing stockholders will not sell all of their shares of Class A common stock, resulting in an oversupply of our Class A common stock on the NYSE. In the case of a lack of supply of our Class A common stock, the trading price of our Class A common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Class A common stock if they are unable to purchase a block of our Class A common stock in the open market in a sufficient size for their investment objectives due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Class A common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Class A common stock in a sufficient amount for their investment objectives, the market for our Class A common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Class A common stock. In the case of a lack of demand for our Class A common stock, the trading price of our Class A common stock could decline significantly and rapidly after our listing. Therefore, an active, liquid, and orderly trading market for our Class A common stock may not initially develop or be sustained, which could significantly depress the trading price of our Class A common stock and/or result in significant volatility, which could affect your ability to sell your shares of Class A common stock.

Our largest stockholder will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Immediately following the effectiveness of the registration statement of which this prospectus forms a part, Dustin Moskovitz, our co-founder, President, Chief Executive Officer, Chair, and largest stockholder, will beneficially own approximately     % of our outstanding Class A common stock and Class B common stock, together as a single class, representing     % of the voting power of our capital stock as of , 2020. Additionally, if the two 3.5% senior mandatory convertible promissory notes due 2025 convert into Class B common stock on or before its maturity date, the number of shares of our Class A common stock beneficially owned by Mr. Moskovitz will increase by a number of shares between 17,012,822 and 27,220,504 shares, or                and                  additional percentage points of our voting power, respectively, based on the outstanding shares of our Class A common stock and Class B common stock, together as a single class, as of July 31, 2020. Mr. Moskovitz could exert substantial influence over matters requiring approval by our stockholders. This concentration of ownership may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders.

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the listing of our Class A common stock on the NYSE, including our founders, directors, executive officers, and their respective affiliates, who held in the aggregate          % of the voting power of our capital stock as of                 , 2020. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are listing on the NYSE and is being registered pursuant to the registration statement of which this prospectus forms a part, has one vote per share. As of                 , 2020, our founders, directors, executive officers, and their affiliates held in the aggregate     % of the voting power of our capital stock. Because of the 10-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively could continue to control a significant percentage of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the date of automatic conversion described below, when all outstanding shares of Class B common stock and Class A common stock will convert automatically into shares of a single class of common stock. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon the date that is the earlier of (i)                                   or (ii) the later of the date that is (x)                 and (y)                . The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares over the long term. As a result, it is possible that, in addition to Mr. Moskovitz, one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock.

We cannot predict the effect our dual class structure may have on the trading price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile trading price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the dual class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Because of the dual class structure of our common stock, we will likely be excluded from certain indices, and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and would make our Class A common stock less attractive to other investors. As a result, the trading price of our Class A common stock could be adversely affected.

None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Class A common stock in the public markets, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our founders, directors, executive officers, and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our Class A common stock to decline.

As of                 , 2020, giving effect to the conversion of all outstanding shares of our preferred stock to shares of Class B common stock upon the effectiveness of the registration statement of which this prospectus forms a part, we had                  shares of common stock outstanding, of which                  are Class B common stock and                  are Class A common stock, all of which are “restricted securities” (as defined in Rule 144 under the Securities Act). Approximately                  of these shares may be converted to Class A common stock and then immediately sold either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders under Rule 144 since such shares held by such other stockholders will have been beneficially owned by non-affiliates for at least one year. Moreover, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers, and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of Class A common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our Class A common stock subject to volume limitations under Rule 144 and various vesting agreements.

Further, as of                 , 2020, we had                  options outstanding that, if fully exercised, would result in the issuance of shares of Class A common stock, as well as                  shares of Class A common stock subject to RSU awards. All of the shares of Class A common stock issuable upon the exercise of stock options, subject to RSU awards, and reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements and compliance by affiliates with Rule 144.

None of our securityholders are subject to any contractual lock-up or other restriction on the transfer or sale of their shares.

Following the effectiveness of the registration statement of which this prospectus forms a part, the holders of up to                  shares of our Class B common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our Class A common stock to decline or be volatile.

Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.

From time to time, we may provide guidance via public disclosures regarding our projected business or financial performance. However, any such projections involve risks, assumptions, and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in these Risk Factors, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events, or otherwise. In addition, various news sources, bloggers, and other publishers often make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us.

Our trading price and trading volume could decline if securities or industry analysts do not publish research about our business, or if they publish unfavorable research.

Equity research analysts do not currently provide coverage of our Class A common stock, and we cannot assure that any equity research analysts will adequately provide research coverage of our Class A common stock after the listing of our Class A common stock on the NYSE. A lack of adequate research coverage may harm the liquidity and trading price of our Class A common stock. To the extent equity research analysts do provide research coverage of our Class A common stock, we will not have any control over the content and opinions included in their reports. The trading price of our Class A common stock could decline if one or more equity research analysts downgrade our stock or publish other unfavorable commentary or research. If one or more equity research analysts cease coverage of our company, or fail to regularly publish reports on us, the demand for our Class A common stock could decrease, which in turn could cause our trading price or trading volume to decline.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing standards of the NYSE, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. Furthermore, several members of our management team do not have prior experience in running a public company. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company that is subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly members who can serve on our audit committee and compensation committee, and qualified executive officers. As a result of the disclosure obligations required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, and financial condition would be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and harm our business, results of operations, and financial condition.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors. In addition, our senior secured term loan facility contains restrictions on our ability to pay dividends. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Additional stock issuances could result in significant dilution to our stockholders.

We may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments, or otherwise. Additional issuances of our stock will result in dilution to existing holders of our stock. Also, to the extent outstanding stock options to purchase our stock are exercised or RSUs settle, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuance or exercise. Additionally, in January and June 2020, we issued and sold to the Dustin Moskovitz Trust, an affiliated trust of Mr. Moskovitz, two 3.5% senior mandatory convertible promissory notes due 2025 for an aggregate principal amount of $450.0 million, which will convert into a number of shares of our Class B common stock between an aggregate of 17,012,822 and 27,220,504 shares on or prior to their maturity dates. Any such issuances could result in substantial dilution to our existing stockholders and cause the trading price of our Class A common stock to decline.

Certain provisions in our corporate charter documents and under Delaware law may prevent or hinder attempts by our stockholders to change our management or to acquire a controlling interest in us, and the trading price of our Class A common stock may be lower as a result.

There are provisions in our restated certificate of incorporation and restated bylaws, as they will be in effect following the effectiveness of the registration statement of which this prospectus forms a part, that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control were considered favorable by our stockholders. These anti-takeover provisions include:

•	a classified board of directors so that not all members of our board of directors are elected at one time;

•	the ability of our board of directors to determine the number of directors and to fill any vacancies and newly created directorships;

•	a requirement that our directors may only be removed for cause;

•	a prohibition on cumulative voting for directors;

•	the requirement of a super-majority to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorization of the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•

provide for a dual class common stock structure in which holders of our Class B common stock, which has 10 votes per share, have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class B and Class A common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•	an inability of our stockholders to call special meetings of stockholders; and

•	a prohibition on stockholder actions by written consent, thereby requiring that all stockholder actions be taken at a meeting of our stockholders.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a three-year period beginning on the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our restated certificate of incorporation, our restated bylaws, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for certain disputes between us and our stockholders, which will restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation, as will be in effect following the effectiveness of the registration statement of which this prospectus forms a part, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations, financial position, market size and opportunity, our business strategy and plans, the factors affecting our performance, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “expect,” “objective,” “plan,” “potential,” “seek,” “grow,” “target,” “if,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to grow or maintain our dollar-based net retention rate, expand usage of our platform within organizations, and sell subscriptions to our platform;

•	our ability to convert individuals, teams, and organizations on our free and trial versions into paying customers;

•	the timing and success of new features, integrations, capabilities, and enhancements by us, or by our competitors to their products, or any other changes in the competitive landscape of our market;

•	our ability to achieve widespread acceptance and use of our platform;

•	growth in the work management market;

•

the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that we may incur to maintain and expand our business and operations and to remain competitive;

•	our focus on growth to drive long-term value;

•	the timing of expenses and our expectations regarding our cost of revenues, gross margin, and operating expenses;

•	the effect of uncertainties related to the global COVID-19 pandemic on our business, results of operations, and financial condition;

•	expansion of our sales and marketing activities;

•	our protections against security breaches, technical difficulties, or interruptions to our platform;

•	our ability to successfully defend litigation brought against us, potential dispute-related settlement payments, or other litigation-related costs;

•	our expectations about additional hiring;

•	potential pricing pressure as a result of competition or otherwise;

•	anticipated fluctuations in foreign currency exchange rates;

•

potential costs and the anticipated timing of expenses related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs; and

•

general economic conditions in either domestic or international markets, including the societal and economic impact of the COVID-19 pandemic, including on the rate of global IT spending, and geopolitical uncertainty and instability.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we do not intend to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates and information concerning our industry, our business, and the market for our platform, including our general expectations of our market position, market growth forecasts, our market opportunity, and size of the markets in which we participate, that are based on industry publications, surveys, and reports that have been prepared by independent third parties. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications, surveys, and reports, we believe the publications, surveys, and reports are generally reliable, although such information is inherently subject to uncertainties and imprecision. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

The source of certain statistical data, estimates, and forecasts contained in this prospectus are the following industry publications or reports that have been prepared by independent third parties:

•	International Data Corporation, Inc., Worldwide Collaborative Applications Forecast, 2019-2023: Accelerating Enterprise Collaboration, June 2019

•	International Data Corporation, Inc., Worldwide Project and Portfolio Management Forecast, 2019-2023, June 2019

•	McKinsey Global Institute, The Social Economy: Unlocking Value and Productivity Through Social Technologies, July 2012

•	Forrester Research, Inc., New Technologies Create The Need To Design For New Categories of Information Workers, September 2019

•	Forrester Research, Inc., The Forrester Wave™: Collaborative Work Management Tools For The Enterprise, Q4 2018, October 2018

•	Culture Amp Pty Ltd, FY20 Annual Engagement Survey (December) for Asana, December 2019

•	Other publicly available reports

USE OF PROCEEDS

Registered Stockholders may, or may not, elect to sell shares of our Class A common stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell shares of our Class A common stock covered by this prospectus, we will not receive any proceeds from any such sales of our Class A common stock. See the section titled “Principal and Registered Stockholders.”

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, current and anticipated cash needs, plans for expansion, and other factors that our board of directors may deem relevant. In addition, the terms of our senior secured term loan facility place restrictions on our ability to declare or pay cash dividends, even if no amounts are currently outstanding.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, and marketable securities, and our capitalization as of April 30, 2020 as follows:

•	on an actual basis giving effect to the Reclassification; and

•

on a pro forma basis, giving effect to (i) the sale and issuance in June 2020 of a 3.5% senior mandatory convertible promissory note due 2025 in the aggregate principal amount of $150.0 million and (ii) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 73,577,455 shares of our Class B common stock, as if such conversion had occurred on April 30, 2020.

You should read this table together with our consolidated financial statements, and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of April 30, 2020
	Actual	Pro Forma
	(in thousands, except per share values)
Cash, cash equivalents, and marketable securities	$331,546	$481,546

Convertible note, net due January 2025—related party(1)	$210,088	$210,088

Convertible note due June 2025—related party(2)	—	150,000

Redeemable convertible preferred stock, $0.00001 par value; 151,101 shares authorized, 73,577 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma	250,581	—

Stockholders’ (deficit) equity:
Preferred stock, $0.00001 par value; no shares authorized, issued, and outstanding, actual; shares authorized and no shares issued and outstanding, pro forma	—	—
Class A common stock, $0.00001 par value; 270,000 shares authorized; 16,094 shares issued and outstanding, actual; 16,094 shares issued and outstanding, pro forma	—	—
Class B common stock, $0.00001 par value; 270,000 shares authorized; 61,066 shares issued and outstanding, actual; 134,643 shares issued and outstanding, pro forma	1	2
Additional paid-in capital	190,112	440,692
Accumulated other comprehensive loss	(143)	(143)
Accumulated deficit	(365,581)	(365,581)

Total stockholders’ (deficit) equity	(175,611)	74,970

Total capitalization	$285,058	$435,058

(1)

Consists of a 3.5% senior mandatory convertible promissory note, net of debt discount, due in January 2025. For additional information, see “Description of Capital Stock—Senior Mandatory Convertible Promissory Notes.”

(2)

Consists of a 3.5% senior mandatory convertible promissory note issued in June 2020 and due in June 2025. The pro forma amount above reflects the principal amount and does not reflect any debt discount or accrued interest. For additional information, see “Description of Capital Stock—Senior Mandatory Convertible Promissory Notes.”

The pro forma column in the table above is based on 16,093,510 shares of Class A common stock and 61,065,725 shares of Class B common stock outstanding as of April 30, 2020, and excludes:

•

32,938,945 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that were outstanding as of April 30, 2020, with a weighted-average exercise price of $2.6168 per share;

•

857,226 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of April 30, 2020, with a weighted-average exercise price of $0.1671 per share;

•	1,984,459 RSUs for shares of our Class A common stock outstanding as of April 30, 2020;

•

between 11,282,390 and 18,051,810 shares of our Class B common stock issuable upon the conversion of our 3.5% senior mandatory convertible promissory note due 2025 that was outstanding as of April 30, 2020;

•	between 5,730,432 and 9,168,694 shares of our Class B common stock issuable upon the conversion of our 3.5% senior mandatory convertible promissory note due 2025 that was issued on June 26, 2020;

•	3,143,066 shares of our Class A common stock reserved for future issuance under our 2012 Stock Plan, as of April 30, 2020, of which:

•	1,588,000 RSUs for shares of our Class A common stock were granted after April 30, 2020; and

•

1,555,066 shares of our Class A common stock will become available for future issuance under our 2020 Equity Incentive Plan in connection with the effectiveness of the registration statement of which this prospectus forms a part; and

•

             additional shares of our Class A common stock reserved for future issuance under our 2020 Equity Incentive Plan and              shares of common stock reserved for future issuance under our Employee Stock Purchase Plan, or ESPP, which plans will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part and will contain provisions that will automatically increase their share reserves each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended January 31, 2019 and 2020 and consolidated balance sheet data as of January 31, 2019 and 2020 (except the pro forma share and net loss per share information) have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended April 30, 2019 and 2020 and the consolidated balance sheet data as of April 30, 2020 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for the fair statement of the financial information set forth in those statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
	(in thousands, except per share amounts)
			(unaudited)
Consolidated Statements of Operations Data:
Revenues	$76,770	$142,606	$27,970	$47,706
Cost of revenues(1)	13,832	19,881	4,109	6,206

Gross profit	62,938	122,725	23,861	41,500

Operating expenses:
Research and development(1)	42,585	89,675	13,432	22,383
Sales and marketing(1)	52,106	105,836	18,859	36,091
General and administrative(1)	20,260	46,845	6,934	12,111

Total operating expenses	114,951	242,356	39,225	70,585

Loss from operations	(52,013)	(119,631)	(15,364)	(29,085)
Interest income	1,290	1,755	558	694
Interest expense	—	(78)	—	(6,991)
Other income (expense), net	(177)	(390)	(86)	(340)

Loss before provision for income taxes	(50,900)	(118,344)	(14,892)	(35,722)
Provision for income taxes	28	245	61	123

Net loss	$(50,928)	$(118,589)	$(14,953)	$(35,845)

Net loss per share(2):
Basic and diluted	$(0.78)	$(1.69)	$(0.22)	$(0.47)

Weighted-average shares used in calculating net loss per share(2):
Basic and diluted	65,214	70,335	67,782	75,641

Pro forma net loss per share(2):
Basic and diluted		$(0.82)		$(0.24)

Weighted-average shares used in calculating pro forma net loss per share(2):
Basic and diluted		143,887		149,218

(1)	Amounts include stock-based compensation expense as follows:

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
	(in thousands)
			(unaudited)
Cost of revenues	$37	$103	$6	$46
Research and development	5,160	24,869	780	2,081
Sales and marketing	2,108	10,177	454	1,099
General and administrative	1,242	13,237	269	756

Total stock-based compensation expense	$8,547	$48,386	$1,509	$3,982

Stock-based compensation expense for fiscal 2019 and fiscal 2020 includes $3.8 million and $38.7 million, respectively, of compensation expense related to tender offers described in Note 11 to our consolidated financial statements included elsewhere in this prospectus.

(2)

See Note 2 and Note 9 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share, our basic and diluted pro forma net loss per share, and the weighted-average number of shares used in the computation of the per share amounts.

	As of January 31,		As of April 30,
	2019	2020	2020
	(in thousands)
			(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$87,967	$351,308	$331,546
Working capital(1)	59,662	280,506	253,070
Total assets	113,749	421,692	406,505
Deferred revenue	31,918	64,106	70,142
Convertible note, net—related party(2)	—	203,097	210,088
Redeemable convertible preferred stock warrant liability	94	—	—
Redeemable convertible preferred stock	250,370	250,581	250,581
Total stockholders’ deficit	(181,011)	(145,315)	(175,611)

(1)	Working capital is defined as current assets less current liabilities.
(2)

Consists of a 3.5% senior mandatory convertible promissory note, net of debt discount, due in January 2025. For additional information, see “Description of Capital Stock—Senior Mandatory Convertible Promissory Notes.”

Non-GAAP Financial Measures

The following table summarizes our non-GAAP financial measures, along with the most directly comparable GAAP measure, for each period presented below. In addition to our results determined in accordance with GAAP, we believe these non-GAAP financial measures are useful in evaluating our operating performance.

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
	(in thousands)
Loss from operations	$(52,013)	$(119,631)	$(15,364)	$(29,085)
Non-GAAP loss from operations	(43,466)	(69,333)	(13,855)	(23,917)
Net loss	(50,928)	(118,589)	(14,953)	(35,845)
Non-GAAP net loss	(42,381)	(68,213)	(13,444)	(23,686)
Net cash used in operating activities	(30,180)	(40,136)	(6,954)	(18,154)
Free cash flow	(33,587)	(44,605)	(7,309)	(17,063)

For additional information concerning the limitations and reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and the consolidated financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. Our fiscal year end is January 31, and references throughout this prospectus to a given fiscal year are to the 12 months ended on that date.

Overview

Asana is a work management platform that helps teams orchestrate work, from daily tasks to cross-functional strategic initiatives. Over 75,000 paying customers use Asana to manage everything from product launches to marketing campaigns to organization-wide goal setting. Our platform adds structure to unstructured work, creating clarity, transparency, and accountability to everyone within an organization—individuals, team leads, and executives—so they understand exactly who is doing what, by when.

Asana is flexible and applicable to virtually any use case across departments and organizations of all sizes. We designed our platform to be easy to use and intuitive to all users, regardless of role or technical proficiency. Users can start a project within minutes and onboard team members seamlessly without outside support. We allow users to work the way they want with the interface that is right for them, using tasks, lists, calendars, boards, timelines, and workload.

Since the launch of the Premium level of Asana in 2012, we have achieved strong growth and the following key milestones:

Product Development and Company Milestones

We have experienced rapid growth in recent periods. Our revenues were $76.8 million and $142.6 million for fiscal 2019 and fiscal 2020, respectively, representing growth of 86%. Our revenues were $28.0 million and $47.7 million for the three months ended April 30, 2019 and 2020, respectively, representing growth of 71%. As of January 31, 2020, we had 701 employees, representing growth of 65% since January 31, 2019. We had a net loss of $50.9 million and $118.6 million for fiscal 2019 and fiscal 2020, respectively, and $15.0 million and $35.8 million for the three months ended April 30, 2019 and 2020, respectively.

Our Business Model

We generate revenues from the sale of subscriptions to our cloud-based platform. We offer three levels of paid subscriptions to serve the varying needs of our paying customers: Premium, Business, and Enterprise.

Pricing is based on the number of users and increases with each subscription level as more features and functionality are included. We introduced Enterprise subscriptions and Business subscriptions in December 2016 and November 2018, respectively. These subscriptions have grown to represent approximately 42% of our revenues during the three months ended January 31, 2020, up from 11% during the three months ended January 31, 2019. We have also experienced a shift to larger subscriptions, with subscriptions of over $5,000 representing 54% of our revenues for the three months ended January 31, 2020, compared to 43% for the three months ended January 31, 2019. Paying customers typically pay on a monthly or annual basis, with the majority of our Business and Enterprise level customers on annual plans. Additionally, we offer a free Basic version of Asana for teams of fewer than 15 people, with limited access to Premium features. We also offer a 30-day trial of our paid subscription plans. Of our 100 largest customers today, virtually all came to Asana using a free trial of our paid levels or through an upgrade from our Basic level.

Over 25 million users have registered on Asana since our inception, representing a significant number of users associated with accounts that may convert to paying customers over time. As of January 31, 2020, we had over 1.2 million paid users on Asana. Our free-to-paid conversion rate of registered users, as measured by the number of paid users divided by the total number of then-registered users, has increased from 3.6% as of January 31, 2018 to over 4.8% as of January 31, 2020.

We serve a large and diverse customer base, including over 75,000 paying customers, across all industry verticals and market segments, and over 30% of the FORTUNE 500. We define a customer as a distinct account, which could include a team, company, educational or government institution, organization, or distinct business unit of a company, that is on a paid subscription plan, a free version, or a free trial of one of our paid subscription plans. A single organization may have multiple customers. We define a paying customer as a customer on a paid subscription plan. No single customer accounted for more than 1% of our revenues, and our top 100 customers accounted for approximately 9% of our revenues for fiscal 2020. For fiscal 2020, 41% of our revenues were generated outside the United States with limited international sales presence or major product customization.

Our Go-To-Market Approach

Our hybrid self-service and direct sales model allows us to efficiently reach teams everywhere and then rapidly expand their adoption of Asana. A majority of our new paying customers initially adopted our platform through self-service and free trials. By providing a free version of Asana, a free trial option, and a feature where customers can invite guests outside of their organizations to use Asana, we are able to seed the market with Asana users.

Once individuals and teams within organizations adopt our platform, our direct sales team follows up with an opportunity to strategically expand our offerings across the organization. We are at the early stages of building our direct sales force to focus on the significant expansion opportunity we see within our customer base.

Factors Affecting Our Performance

We believe that our growth and financial performance are dependent upon many factors, including the key factors described below.

Continuing to Acquire New Paying Customers

We are focused on continuing to grow the number of customers that use our platform. Our operating results and growth opportunity depend, in part, on our ability to attract new customers. While we currently have over 75,000 paying customers, we believe we have significant greenfield opportunities among addressable customers worldwide. We also have over 3.2 million free activated accounts on our platform since inception, providing a significant conversion opportunity. We will need to continue to invest in our research and development and our sales and marketing organizations to address this opportunity.

Retain and Expand Within Existing Customers

We expect to derive a significant portion of our revenue growth from expansion within our customer base, where we have an opportunity to expand adoption of Asana across teams, departments, and organizations. We measure the rate of expansion within our customer base by calculating our dollar-based net retention rate. We believe that our dollar-based net retention rate demonstrates our large addressable market and high rate of net expansion within our customers, particularly those that generate higher levels of annual revenues.

•	Our overall dollar-based net retention rate was over 110% and over 120% for fiscal 2019 and fiscal 2020, respectively.

•	Our dollar-based net retention rate for customers who spent over $5,000 with us on an annualized basis was over 115% and over 125% for fiscal 2019 and fiscal 2020, respectively.

•	Our dollar-based net retention rate for customers who spent over $50,000 with us on an annualized basis was over 140% for both fiscal 2019 and fiscal 2020.

Our reported dollar-based net retention rate equals the simple arithmetic average of our quarterly dollar-based net retention rate for the four quarters ending with the most recent fiscal quarter. We calculate our dollar-based net retention rate by comparing our revenues from the same set of customers in a given quarter, relative to the comparable prior-year period. To calculate our dollar-based net retention rate for a given quarter, we start with the revenues in that quarter from customers that generated revenues in the same quarter of the prior year. We then divide that amount by the revenues attributable to that same group of customers in the prior-year quarter. Current period revenues include any upsells and are net of contraction or attrition over the trailing 12 months, but exclude revenues from new customers in the current period. We expect our dollar-based net retention rate to fluctuate in future periods due to a number of factors, including the expected growth of our revenue base, the level of penetration within our customer base, and our ability to retain our customers.

Continue to Invest in Product Development and Functionality

We intend to continue to improve our platform by developing new products and expanding the functionality of existing products. Since our initial release of Asana, we have released a variety of additional functionality and features that have increased capabilities and improved user experience, including our Rules automation functionality. We invest heavily in integrating our products with other major technologies so that our products can be easily adopted alongside existing communication, collaboration, and vertical tools. We believe that these integrations increase the value of our platform to our customers, as they allow our customers to leverage Asana alongside their existing infrastructure. We intend to expend additional resources in the future to continue introducing new products, features, and functionality.

Continue to Invest in Growth

Although we have invested significantly in our business to date, we believe that we are early in addressing our large market opportunity. We intend to continue to make investments to support the growth and expansion of our business. We are investing in our expansion efforts by growing our direct sales team, which has nearly doubled in size since January 31, 2019. We calculate our payback for a given period by multiplying 12 months by the year-over-year increase in revenue for that period by our gross margin for that period and dividing by the non-GAAP sales and marketing expenses, defined as sales and marketing expenses less stock-based compensation expense, from the prior year’s comparable period for a given fiscal year or quarter. We use this calculation of our payback to track the efficiency of our non-GAAP sales and marketing expenses. For fiscal 2020, our payback was 10.6 months, and for the 12 months ended April 30, 2020, it was 11.4 months. Based on the efficiency of our spend and our large market opportunity, we intend to continue to invest in sales and marketing.

Impact of COVID-19

As a result of the COVID-19 pandemic, we have temporarily closed our headquarters and other offices, required our employees and contractors to work remotely, and implemented travel restrictions, all of which represent a significant disruption in how we operate our business. The operations of our partners and customers have likewise been disrupted. While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment actions, it has already had an adverse effect on the global economy and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, the conditions caused by this pandemic could affect the rate of global IT spending and could adversely affect demand for our platform, lengthen our sales cycles, reduce the value or duration of subscriptions, negatively impact collections of accounts receivable, reduce expected spending from new customers, cause some of our paying customers to go out of business, limit the ability of our direct sales force to travel to customers and potential customers, and affect contraction or attrition rates of our paying customers, all of which could adversely affect our business, results of operations, and financial condition during fiscal 2021 and potentially future periods.

Non-GAAP Financial Measures

The following tables present certain non-GAAP financial measures for each period presented below. In addition to our results determined in accordance with GAAP, we believe these non-GAAP financial measures are useful in evaluating our operating performance. See below for a description of the non-GAAP financial measures and their limitations as an analytical tool.

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
	(in thousands)
Non-GAAP loss from operations	$(43,466)	$(69,333)	$(13,855)	$(23,917)
Non-GAAP net loss	$(42,381)	$(68,213)	$(13,444)	$(23,686)
Free cash flow	$(33,587)	$(44,605)	$(7,309)	$(17,063)

Non-GAAP Loss From Operations and Non-GAAP Net Loss

We define non-GAAP loss from operations as loss from operations plus stock-based compensation expense and non-recurring costs, such as direct listing expenses.

We define non-GAAP net loss as net loss plus stock-based compensation expense, amortization of discount and non-cash contractual interest expense related to our senior mandatory convertible promissory note, and non-recurring costs such as direct listing expenses.

We use non-GAAP loss from operations and non-GAAP net loss in conjunction with traditional GAAP measures to evaluate our financial performance. We believe that non-GAAP loss from operations and non-GAAP net loss provide our management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations.

Free Cash Flow

We define free cash flow as net cash used in operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as capital expenditures from the purchases of property and equipment associated with the build-out of our corporate headquarters in San Francisco, and direct listing expenses. We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our operations other than that used for investments in property and equipment and capitalized internal-use software costs, adjusted for non-recurring expenditures.

Limitations and Reconciliations of Non-GAAP Financial Measures

Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under GAAP. There are a number of limitations related to the use of non-GAAP financial measures versus comparable financial measures determined under GAAP. For example, other companies in our industry may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance. In addition, free cash flow does not reflect our future contractual commitments and the total increase or decrease of our cash balance for a given period. All of these limitations could reduce the usefulness of these non-GAAP financial measures as analytical tools. Investors are encouraged to review the related GAAP financial measures and the reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures and to not rely on any single financial measure to evaluate our business.

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

Non-GAAP Loss From Operations

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
	(in thousands)
Loss from operations	$(52,013)	$(119,631)	$(15,364)	$(29,085)
Add:
Stock-based compensation expense	8,547	48,386	1,509	3,982
Direct listing expenses	—	1,912	—	1,186

Non-GAAP loss from operations	$(43,466)	$(69,333)	$(13,855)	$(23,917)

Non-GAAP Net Loss

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
	(in thousands)
Net loss	$(50,928)	$(118,589)	$(14,953)	$(35,845)
Add:
Stock-based compensation expense	8,547	48,386	1,509	3,982
Amortization of discount on convertible note	—	49	—	4,402
Interest expense on convertible note	—	29	—	2,589
Direct listing expenses	—	1,912	—	1,186

Non-GAAP net loss	$(42,381)	$(68,213)	$(13,444)	$(23,686)

Free Cash Flow

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
	(in thousands)
Net cash provided by (used in) investing activities	$(44,662)	$12,655	$(7,597)	$26,857

Net cash provided by financing activities	$55,293	$311,597	$799	$903

Net cash used in operating activities	$(30,180)	$(40,136)	$(6,954)	$(18,154)
Less:
Purchases of property and equipment	(2,850)	(6,878)	(162)	(2,081)
Capitalized internal-use software	(557)	(384)	(208)	(461)
Add:
Purchases of property and equipment from build-out of corporate headquarters	—	2,626	15	1,658
Direct listing expenses paid	—	167	—	1,975

Free cash flow	$(33,587)	$(44,605)	$(7,309)	$(17,063)

Components of Results of Operations

Revenues

We generate subscription revenues from paying customers accessing our cloud-based platform. Subscription revenues are driven primarily by the number of paying customers, the number of paying users within the customer base, and the level of subscription plan. We recognize revenues ratably over the related contractual term beginning on the date that the platform is made available to a customer.

Due to the ease of implementation of our platform, revenues from professional services have been immaterial to date.

Cost of Revenues

Cost of revenues consists primarily of the cost of providing our platform to free users and paying customers and is comprised of third-party hosting fees, personnel-related expenses for our operations and support personnel, credit card processing fees, and amortization of our capitalized internal-use software costs.

As we acquire new customers and existing customers increase their use of our cloud-based platform, we expect that our cost of revenues will continue to increase in dollar amount.

Gross Profit and Gross Margin

Gross profit, or revenues less cost of revenues, and gross margin, or gross profit as a percentage of revenues, has been and will continue to be affected by various factors, including the timing of our acquisition of new customers, renewals of and follow-on sales to existing customers, costs associated with operating our cloud-based platform, and the extent to which we expand our operations and customer support organizations. We expect our gross profit to increase in dollar amount and our gross margin to remain relatively consistent over the long term.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel-related expenses are the most significant component of operating expenses and consist of salaries, benefits, stock-based compensation expense, and, in the case of sales and marketing expenses, sales commissions. Operating expenses also include an allocation of overhead costs for facilities and shared IT-related expenses, including depreciation expense.

In each of the last two fiscal years, our personnel-related expenses have been significantly impacted by stock-based compensation expense associated with tender offers.

In April 2018, our board of directors approved a plan for a private trust whose sole trustee and grantor is our co-founder, President, Chief Executive Officer, or CEO, and Chair to purchase shares of our Class A and Class B common stock from certain current and former employees. A total of approximately 1.5 million shares were tendered in the offer. The tender offer closed in May 2018, at which time we recorded $3.8 million in stock-based compensation expense related to the excess of the selling price per share paid to our employees and former employees over the fair value of each tendered share.

In October 2019, certain of our stockholders conducted a tender offer for shares of our outstanding Class A and Class B common stock and purchased an aggregate of 4,647,127 shares of our outstanding Class A and Class B common stock from certain other stockholders at a purchase price of $15.82 per share, for an aggregate purchase price of $73.5 million, resulting in stock-based compensation expense of $38.7 million for the excess of the selling price per share over the fair value of the tendered shares.

Research and Development

Research and development expenses consist primarily of personnel-related expenses. These expenses also include product design costs, third-party services and consulting expenses, software subscriptions and expensed computer equipment used in research and development activities, and allocated overhead costs. A substantial portion of our research and development efforts are focused on enhancing our software architecture and adding new features and functionality to our platform. We anticipate continuing to invest in innovation and technology development, and as a result, we expect research and development expenses to continue to increase in dollar amount but to decrease as a percentage of revenues over time.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses and expenses for performance marketing and lead generation, brand marketing, and sponsorship activities. These expenses also include allocated overhead costs and travel-related expenses. Sales commissions earned by our sales force that are considered incremental and recoverable costs of obtaining a subscription with a customer are deferred and amortized on a straight-line basis over the expected period of benefit of three years.

We continue to make investments in our sales and marketing organization, and we expect sales and marketing expenses to remain our largest operating expense in dollar amount. We expect our sales and marketing expenses to continue to increase in dollar amount but to decrease as a percentage of revenues over time, although the percentage may fluctuate from quarter to quarter depending on the extent and timing of our marketing initiatives.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses for our finance, human resources, information technology, and legal organizations. These expenses also include non-personnel costs, such as outside legal, accounting, and other professional fees, software subscriptions and expensed computer equipment, certain tax, license, and insurance-related expenses, and allocated overhead costs.

We also expect to recognize certain expenses as part of our transition to a publicly traded company, consisting of professional fees and other expenses. In the quarters leading up to the listing of our Class A common stock on the NYSE, we expect to incur professional fees and expenses, and in the quarter of our listing we expect to incur fees paid to our financial advisors in addition to other professional fees and expenses related to such listing. Following the listing of our Class A common stock on the NYSE, we expect to continue to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a U.S. securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC. In addition, as a public company, we expect to incur additional costs associated with accounting, compliance, insurance, and investor relations. As a result, we expect our general and administrative expenses to continue to increase in dollar amount for the foreseeable future but to generally decrease as a percentage of our revenues over the longer term, although the percentage may fluctuate from period to period depending on the timing and amount of our general and administrative expenses.

Interest Income, Interest Expense, and Other Income (Expense), Net

Interest income consists of income earned on our marketable securities.

Interest expense consists of contractual interest expense and amortization of the debt discount on the senior mandatory convertible promissory note we issued in January 2020 to a trust affiliated with our CEO.

Other income (expense), net consists primarily of foreign currency transaction gains and losses.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in certain foreign jurisdictions in which we conduct business. To date, we have not recorded any U.S. federal income tax expense, and our state and foreign income tax expenses have not been material. We have recorded deferred tax assets for which we provide a full valuation allowance, which primarily include net operating loss carryforwards of $476.7 million and research and development tax credit carryforwards of $21.7 million as of January 31, 2020, which begin expiring in 2029 and 2030, respectively. We expect to maintain this full valuation allowance for the foreseeable future as it is not more likely than not the deferred tax assets will be realized based on our history of losses.

Results of Operations

The following tables set forth our results of operations for the periods presented and as a percentage of our revenues for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
	(in thousands, except per share amounts)
Revenues	$76,770	$142,606	$27,970	$47,706
Cost of revenues(1)	13,832	19,881	4,109	6,206

Gross profit	62,938	122,725	23,861	41,500

Operating expenses:
Research and development(1)	42,585	89,675	13,432	22,383
Sales and marketing(1)	52,106	105,836	18,859	36,091
General and administrative(1)	20,260	46,845	6,934	12,111

Total operating expenses	114,951	242,356	39,225	70,585

Loss from operations	(52,013)	(119,631)	(15,364)	(29,085)
Interest income	1,290	1,755	558	694
Interest expense	—	(78)	—	(6,991)
Other income (expense), net	(177)	(390)	(86)	(340)

Loss before provision for income taxes	(50,900)	(118,344)	(14,892)	(35,722)
Provision for income taxes	28	245	61	123

Net loss	$(50,928)	$(118,589)	$(14,953)	$(35,845)

(1)	Amounts include stock-based compensation expense as follows:

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
	(in thousands)
Cost of revenues	$37	$103	$6	$46
Research and development	5,160	24,869	780	2,081
Sales and marketing	2,108	10,177	454	1,099
General and administrative	1,242	13,237	269	756

Total stock-based compensation expense	$8,547	$48,386	$1,509	$3,982

Stock-based compensation expense for fiscal 2019 and fiscal 2020 includes $3.8 million and $38.7 million, respectively, of compensation expense related to tender offers described above and in Note 11 to our consolidated financial statements included elsewhere in this prospectus.

The following table sets forth the components of our statements of operations data, for each of the periods presented, as a percentage of revenues.

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
	(percent of revenues)
Revenues	100%	100%	100%	100%
Cost of revenues	18	14	15	13

Gross margin	82	86	85	87

Operating expenses:			—	—
Research and development	55	63	48	47
Sales and marketing	68	74	67	76
General and administrative	26	33	25	25

Total operating expenses	150	170	140	148

Loss from operations	(68)	(84)	(55)	(61)
Interest income	2	1	2	1
Interest expense	—	*	—	(15)
Other income (expense), net	*	*	*	*

Loss before provision for income taxes	(66)	(83)	(53)	(75)
Provision for income taxes	*	*	*	*

Net loss	(66)%	(83)%	(53)%	(75)%

* Less than 1%

Note: Certain figures may not sum due to rounding.

Comparison of Three Months Ended April 30, 2019 to Three Months Ended April 30, 2020

Revenues

	Three Months Ended April 30,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Revenues	$27,970	$47,706	$19,736	71%

Revenues increased $19.7 million, or 71%, during the three months ended April 30, 2020 compared to the three months ended April 30, 2019. The increase in revenues was primarily due to a shift in our sales mix toward our higher priced subscription plans, such as Enterprise and Business plans, the addition of new paying customers, and revenues generated from our existing paying customers expanding their use of our solution.

Cost of Revenues and Gross Margin

	Three Months Ended April 30,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Cost of revenues	$4,109	$6,206	$2,097	51%
Gross margin	85%	87%

Cost of revenues increased $2.1 million, or 51%, during the three months ended April 30, 2020 compared to the three months ended April 30, 2019. The increase was primarily due to an increase of $0.7 million in third-

party hosting costs as we increased capacity to support customer usage and growth of our customer base, $0.6 million in personnel-related costs due to increased headcount, $0.4 million in allocated overhead costs as a result of increased overall costs to support the growth of our business and related infrastructure, and $0.4 million in credit card processing fees.

Our gross margin increased during the three months ended April 30, 2020 compared to the three months ended April 30, 2019 as we increased our revenues and more efficiently managed third-party hosting costs and realized benefits due to economies of scale resulting from increased efficiency with our technology and infrastructure.

Operating Expenses

	Three Months Ended April 30,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Research and development	$13,432	$22,383	$8,951	67%
Sales and marketing	18,859	36,091	17,232	91
General and administrative	6,934	12,111	5,177	75

Total operating expenses	$39,225	$70,585	$31,360	80%

Research and Development

Research and development expenses increased $9.0 million, or 67%, during the three months ended April 30, 2020 compared to the three months ended April 30, 2019. The increase was primarily due to an increase of $6.9 million in personnel-related expenses driven by higher headcount and an increase of $1.7 million in allocated overhead costs as a result of increased overall costs to support the growth of our business and related infrastructure.

Sales and Marketing

Sales and marketing expenses increased $17.2 million, or 91%, during the three months ended April 30, 2020 compared to the three months ended April 30, 2019. The increase was primarily due to an increase of $8.2 million in advertising expenses for our marketing programs, an increase of $6.3 million in personnel-related expenses as a result of higher headcount, and an increase of $1.9 million in allocated overhead costs as a result of increased overall costs to support the growth of our business and related infrastructure.

General and Administrative

General and administrative expenses increased $5.2 million, or 75%, during the three months ended April 30, 2020 compared to the three months ended April 30, 2019. The increase was primarily due to an increase of $2.7 million in personnel-related expenses driven by higher headcount to support our continued growth and an increase of $1.9 million in fees for professional services associated with preparing to be a public company, including direct listing expenses.

Interest Income, Interest Expense, and Other Income (Expense), Net

	Three Months Ended April 30,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Interest income	$558	$694	$136	24%
Interest expense	—	(6,991)	(6,991)	100
Other income (expense), net	(86)	(340)	(254)	295

Interest income increased $0.1 million, or 24%, during the three months ended April 30, 2020 compared to the three months ended April 30, 2019 primarily due to increased income from our investments in money market and marketable securities as a result of our higher investment balances. Interest expense increased $7.0 million during the three months ended April 30, 2020 compared to the three months ended April 30, 2019 due to the issuance of the senior mandatory convertible promissory note to a trust affiliated with our CEO in January 2020. Other income (expense), net decreased $0.3 million during the three months ended April 30, 2020 compared to the three months ended April 30, 2019 due primarily to an increase in other miscellaneous fees and losses on foreign currency transactions.

Comparison of Fiscal 2019 and Fiscal 2020

Revenues

	Year Ended January 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Revenues	$76,770	$142,606	$65,836	86%

Revenues increased $65.8 million, or 86%, for fiscal 2020 compared to fiscal 2019. The increase in revenues was primarily due to a shift in our sales mix toward our higher priced subscription plans, such as Enterprise and Business plans, and increased sales of our higher priced subscription plans, the addition of new paying customers, and revenues generated from our existing paying customers as reflected by our dollar-based net retention rate of over 120% as of January 31, 2020.

Cost of Revenues and Gross Margin

	Year Ended January 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Cost of revenues	$13,832	$19,881	$6,049	44%
Gross margin	82%	86%

Cost of revenues increased $6.0 million, or 44%, for fiscal 2020 compared to fiscal 2019. The increase was primarily due to an increase of $3.6 million in third-party hosting costs as we increased capacity to support customer usage and growth of our customer base, $1.6 million in personnel-related costs due to increased headcount, and $1.5 million in credit card processing fees, partially offset by a $0.7 million decrease in amortization of capitalized internal-use software costs.

Our gross margin increased for fiscal 2020 compared to fiscal 2019 as we increased our revenues and more efficiently managed third-party hosting costs, realized benefits due to economies of scale resulting from increased efficiency with our technology and infrastructure, and experienced a decrease in amortization of capitalized internal-use software costs.

Operating Expenses

	Year Ended January 31,		$ Change	% Change
	2019	2020
	(dollars in thousands)
Research and development	$42,585	$89,675	$47,090	111%
Sales and marketing	52,106	105,836	53,730	103
General and administrative	20,260	46,845	26,585	131

Total operating expenses	$114,951	$242,356	$127,405	111

Research and Development

Research and development expenses increased $47.1 million, or 111%, for fiscal 2020 compared to fiscal 2019. The increase was primarily due to an increase of $40.5 million in personnel-related expenses driven by higher headcount and $16.6 million in higher tender offer-related stock-based compensation expense, an increase of $3.9 million in allocated overhead costs as a result of increased overall costs to support the growth of our business and related infrastructure, and an increase of $1.5 million related to software subscriptions and expensed computer equipment used in research and development activities.

Sales and Marketing

Sales and marketing expenses increased $53.7 million, or 103%, for fiscal 2020 compared to fiscal 2019. The increase was primarily due to an increase of $26.1 million in personnel-related expenses as a result of higher headcount and sales commissions for our sales personnel and $7.0 million in higher tender offer-related stock-based compensation expense, an increase of $13.7 million in advertising expenses for our marketing programs, an increase of $7.2 million in fees to marketing vendors, and an increase of $3.6 million in allocated overhead costs as a result of increased overall costs to support the growth of our business and related infrastructure.

General and Administrative

General and administrative expenses increased $26.6 million, or 131%, for fiscal 2020 compared to fiscal 2019. The increase was primarily due to an increase of $17.6 million in personnel-related expenses driven by higher headcount to support our continued growth and $11.2 million in higher tender offer-related stock-based compensation expense, an increase of $2.8 million in fees for professional services associated with preparing to be a public company, including direct listing expenses, an increase of $1.6 million in fees paid to external consultants, and an increase of $1.3 million in software subscriptions and expensed computer equipment to support the growth of our business and related infrastructure.

Interest Income, Interest Expense, and Other Income (Expense), Net

	Year Ended January 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Interest income	$1,290	$1,755	$465	36%
Interest expense	—	(78)	(78)	100
Other income (expense), net	(177)	(390)	(213)	120

Interest income increased $0.5 million, or 36%, for fiscal 2020 compared to fiscal 2019 primarily due to increased income from our investments in marketable securities as a result of our higher investment balances in fiscal 2020 compared to fiscal 2019. Interest expense increased $0.1 million for fiscal 2020 compared to fiscal 2019 due to the issuance of the senior mandatory convertible promissory note to a trust affiliated with our CEO. Other income (expense), net decreased $0.2 million in fiscal 2020 compared to fiscal 2019 due primarily to losses on foreign currency transactions.

Quarterly Results of Operations Data

The following tables set forth selected unaudited quarterly statements of operations data for each of the eight fiscal quarters ended April 30, 2020, as well as the percentage of revenues that each line item represents for each quarter. The information for each of these quarters has been prepared in accordance with GAAP on the same basis as our audited annual consolidated financial statements included elsewhere in this prospectus and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period.

	Three Months Ended
	July 31, 2018	October 31, 2018	January 31, 2019	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020
	(in thousands)
Revenues	$17,605	$20,567	$24,319	$27,970	$33,087	$38,079	$43,470	$47,706
Cost of revenues(1)	3,269	3,640	3,846	4,109	4,642	5,328	5,802	6,206

Gross profit	14,336	16,927	20,473	23,861	28,445	32,751	37,668	41,500

Operating expenses:
Research and development(1)	12,874	10,319	10,748	13,432	16,444	39,712	20,087	22,383
Sales and marketing(1)	12,732	13,397	16,305	18,859	20,166	35,902	30,909	36,091
General and administrative(1)	4,781	5,645	6,060	6,934	7,715	20,222	11,974	12,111

Total operating expenses	30,387	29,361	33,113	39,225	44,325	95,836	62,970	70,585

Loss from operations	(16,051)	(12,434)	(12,640)	(15,364)	(15,880)	(63,085)	(25,302)	(29,085)
Interest income	259	254	468	558	493	397	307	694
Interest expense	—	—	—	—	—	—	(78)	(6,991)
Other income (expense), net	(21)	(36)	(106)	(86)	(140)	(54)	(110)	(340)

Loss before provision for income taxes	(15,813)	(12,216)	(12,278)	(14,892)	(15,527)	(62,742)	(25,183)	(35,722)
Provision for income taxes	7	7	7	61	61	61	62	123

Net loss	$(15,820)	$(12,223)	$(12,285)	$(14,953)	$(15,588)	$(62,803)	$(25,245)	$(35,845)

(1)	Amounts include stock-based compensation expense as follows:

	Three Months Ended
	July 31, 2018	October 31, 2018	January 31, 2019	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020
	(in thousands)
Cost of revenues	$22	$5	$6	$6	$7	$77	$13	$46
Research and development	3,320	623	691	780	1,102	21,068	1,919	2,081
Sales and marketing	1,086	367	383	454	507	8,441	775	1,099
General and administrative	446	363	294	269	303	12,042	623	756

Total stock-based compensation expense	$4,874	$1,358	$1,374	$1,509	$1,919	$41,628	$3,330	$3,982

Stock-based compensation expense for the quarters ended July 31, 2018 and October 31, 2019 included $3.8 million and $38.7 million, respectively, of stock-based compensation expense related to tender offers described above and in Note 11 to our consolidated financial statements included elsewhere in this prospectus.

All values from the statements of operations data, expressed as a percentage of revenues, were as follows:

	Three Months Ended
	July 31, 2018	October 31, 2018	January 31, 2019	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020
Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	19	18	16	15	14	14	13	13

Gross margin	81	82	84	85	86	86	87	87
Operating expenses:
Research and development	73	50	44	48	50	104	46	47
Sales and marketing	72	65	67	67	61	94	71	76
General and administrative	27	27	25	25	23	53	28	25

Total operating expenses	173	143	136	140	134	252	145	148

Loss from operations	(91)	(60)	(52)	(55)	(48)	(166)	(58)	(61)
Interest income	1	1	2	2	1	1	*	1
Interest expense	—	—	—	—	—	—	*	(15)
Other income (expense), net	*	*	*	*	*	*	*	*

Loss before provision for income taxes	(90)	(59)	(50)	(53)	(47)	(165)	(58)	(75)
Provision for income taxes	*	*	*	*	*	*	*	*

Net loss	(90)%	(59)%	(51)%	(53)%	(47)%	(165)%	(58)%	(75)%

* Less than 1%

Note: Certain figures might not sum due to rounding.

Quarterly Trends

Revenues

Our quarterly revenues increased sequentially in each of the periods presented due primarily to a shift in our sales mix toward our higher priced subscription plans, such as Enterprise and Business plans, and increased sales of our higher priced subscription plans, as well as the addition of new paying customers, and revenue growth from expansion within existing paying customers.

Cost of Revenues and Gross Margin

Cost of revenues increased sequentially in each of the quarters presented, primarily driven by increased third-party hosting-related costs due to expanded use of our cloud-based platform by new and existing customers, personnel-related costs, and credit card processing fees.

Our quarterly gross margin has increased sequentially in each of the quarters presented as we increased our revenues and more efficiently managed third-party hosting costs, realized benefits due to economies of scale resulting from increased efficiency with our technology and infrastructure, and experienced a decrease in amortization of capitalized internal-use software costs.

Operating Expenses

Total operating expenses have increased sequentially in each quarter presented except for the third quarter of fiscal 2019 and the fourth quarter of fiscal 2020 when they decreased compared to the prior quarter, as a result of the higher stock-based compensation expense from our fiscal 2019 and fiscal 2020 tender offers recorded in the prior quarter as discussed below. The increases in total operating expenses were primarily due to increases in personnel-related expenses as a result of increased headcount and other related expenses to support the growth of our business and related infrastructure.

The increases in research and development, sales and marketing, and general and administrative expenses in the second quarter of fiscal 2019 and in the third quarter of fiscal 2020 were due in part to stock-based compensation expense of $3.8 million and $38.7 million, respectively, attributable to our fiscal 2019 and fiscal 2020 tender offers. The increases in sales and marketing expenses in the fourth quarter of fiscal 2019, the third quarter of fiscal 2020, and the first quarter of fiscal 2021 were due in part to an increase in investments in brand and other paid marketing campaigns. The increase in general and administrative expenses in the fourth quarter of fiscal 2020 was due in part to legal and accounting expenses associated with preparing to be a public company, including direct listing expenses.

Interest Expense

Our interest expense increased for the first quarter of fiscal 2021 as the result of the senior mandatory convertible promissory note issued in January 2020.

Liquidity and Capital Resources

Since inception, we have financed operations primarily through the net proceeds we have received from the sales of our preferred stock and common stock, the issuance of senior mandatory convertible promissory notes in January and June 2020 to a trust affiliated with our CEO, and cash generated from the sale of subscriptions to our platform. We have generated losses from our operations as reflected in our accumulated deficit of $365.6 million as of April 30, 2020 and negative cash flows from operating activities for fiscal 2019, fiscal 2020, and the three months ended April 30, 2019 and 2020. Our future capital requirements will depend on many factors, including revenue growth and costs incurred to support customer usage and growth in our customer base, increased research and development expenses to support the growth of our business and related infrastructure, and increased general and administrative expenses to support being a publicly traded company.

As of April 30, 2020, our principal sources of liquidity were cash, cash equivalents, and marketable securities of $331.5 million and restricted cash of $4.6 million.

In April 2020, we entered into a five-year $40.0 million term loan agreement with Silicon Valley Bank. The agreement provides for a senior secured term loan facility, in an aggregate principal amount of up to $40.0 million, to be used for the construction of our new corporate headquarters. Interest will accrue on any outstanding balance at a floating rate per annum equal to the prime rate (as publicly announced from time to time by the Wall Street Journal) plus an applicable margin equal to either (a) 0% if our unrestricted cash at the lender is equal to or less than $80.0 million, or (b) (0.5)% if our unrestricted cash at the lender is between $80.0 million and $100.0 million, or (c) (1.0)% if our unrestricted cash balance at the lender is equal to or greater than $100.0 million. Interest shall be payable monthly. No amounts are outstanding under the term loan.

A substantial source of our cash provided by operating activities is our deferred revenue, which is included on our consolidated balance sheets as a liability. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is recorded as revenues over the term of the subscription agreement. As of January 31, 2020 and April 30, 2020, we had $64.1 million and $70.1 million of deferred revenue, respectively, of which $62.7 million and $68.6 million, respectively, were recorded as a current liability. This deferred revenue will be recognized as revenues when all of the revenue recognition criteria are met.

We assess our liquidity primarily through our cash on hand as well as the projected timing of billings under contract with our paying customers and related collection cycles. We believe our current cash, cash equivalents, marketable securities, and amounts available under our senior secured term loan facility will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
	(in thousands)
Net cash used in operating activities	$(30,180)	$(40,136)	$(6,954)	$(18,154)
Net cash provided by (used in) investing activities	(44,662)	12,655	(7,597)	26,857
Net cash provided by financing activities	55,293	311,597	799	903

Operating Activities

Our largest source of operating cash is cash collection from sales of subscriptions to our paying customers. Our primary uses of cash from operating activities are for personnel-related expenses, marketing expenses, and third-party hosting-related and software expenses. In the last several years, we have generated negative cash flows from operating activities and have supplemented working capital requirements through net proceeds from the sale of equity and equity-linked securities.

Net cash used in operating activities of $18.2 million for the three months ended April 30, 2020 reflects our net loss of $35.8 million, adjusted by non-cash items such as amortization of discount on convertible note of $4.4 million, stock-based compensation expense of $4.0 million, non-cash lease expense of $3.0 million, non-cash interest expense of $2.6 million, depreciation and amortization of $0.7 million, and amortization of deferred contract acquisition costs of $0.7 million, and net cash inflows of $2.0 million from changes in our operating assets and liabilities. The net cash inflows from changes in operating assets and liabilities primarily consisted of a $6.0 million increase in deferred revenue, resulting from increased billings for subscriptions and a $3.1 million increase in accounts payable. These amounts were partially offset by a $2.9 million increase in accounts receivable due to higher customer billings, a $3.0 million decrease in operating lease liabilities, and a $1.1 million increase in prepaid expenses and other current assets related to an increase in deposits and in deferred contract acquisition costs.

Net cash used in operating activities of $7.0 million for the three months ended April 30, 2019 reflects our net loss of $15.0 million, adjusted by non-cash items such as non-cash lease expense of $2.3 million, stock-based compensation expense of $1.5 million, depreciation and amortization of $0.6 million, and net cash inflows of $3.7 million from changes in our operating assets and liabilities. The net cash inflows from changes in operating assets and liabilities primarily consisted of a $7.7 million increase in deferred revenue, resulting from increased billings for subscriptions and a $1.4 million increase in accounts payable. These amounts were partially offset by a $1.6 million decrease in operating lease liabilities and a $1.5 million increase in prepaid expenses and other current assets primarily related to an increase in deferred contract acquisition costs.

Net cash used in operating activities of $40.1 million for fiscal 2020 reflects our net loss of $118.6 million, adjusted by non-cash items such as stock-based compensation expense of $48.4 million, non-cash lease expense of $8.2 million, depreciation and amortization of $2.2 million, amortization of deferred contract acquisition costs of $1.6 million, and net accretion of discount on marketable securities of $1.0 million, and net cash inflows of $18.2 million from changes in our operating assets and liabilities. The net cash inflows from changes in operating assets and liabilities primarily consisted of a $32.2 million increase in deferred revenue, resulting from increased billings for subscriptions, and an $8.3 million increase in accrued expenses and other current liabilities, resulting primarily from increases in accrued professional services, marketing, accrued payroll, and benefits, and a $3.5 million increase in accounts payable. These amounts were partially offset by an $8.7 million increase in prepaid expenses and other current assets related to an increase in prepayments made in advance for future services and an increase in deferred contract acquisition costs, a $7.7 million increase in accounts receivable due to higher customer billings, and a $7.6 million decrease in operating lease liabilities.

Net cash used in operating activities of $30.2 million for fiscal 2019 reflects our net loss of $50.9 million, offset by non-cash items such as stock-based compensation expense of $8.5 million and depreciation and amortization of $4.2 million, and net cash inflows of $8.3 million from changes in our operating assets and liabilities. The net cash inflows from changes in operating assets and liabilities primarily consisted of a $15.1 million increase in deferred revenue, resulting from increased billings for subscriptions, and a $4.0 million increase in accrued expenses and other current liabilities, resulting primarily from increases in accrued payroll related to commissions and bonuses. These amounts were partially offset by a $4.5 million increase in prepaid expenses and other current assets related to prepayments made in advance for future services, a $3.7 million increase in other assets related to deferred contract acquisition costs resulting from the adoption of Accounting Standards Codification Topic 606, Revenue From Contracts With Customers, or ASC 606, and a $3.4 million increase in accounts receivable due to higher customer billings.

Investing Activities

Net cash provided by investing activities of $26.9 million for the three months ended April 30, 2020 consisted of $29.4 million in maturities of marketable securities, partially offset by $2.1 million in purchases of property and equipment from an increase in construction in progress and $0.5 million in capitalized internal-use software costs.

Net cash used in investing activities of $7.6 million for the three months ended April 30, 2019 consisted of $7.2 million in net purchases, sales, and maturities of marketable securities, $0.2 million in capitalized internal-use software costs, and $0.2 million in purchases of property and equipment from an increase in construction in progress.

Net cash provided by investing activities of $12.7 million for fiscal 2020 consisted of $19.9 million in net purchases, sales, and maturities of marketable securities, partially offset by $6.9 million in purchases of property and equipment from an increase in construction in progress and leasehold improvements, and $0.4 million in capitalized internal-use software costs.

Net cash used in investing activities of $44.7 million for fiscal 2019 consisted of $41.3 million in net purchases and maturities of marketable securities, $2.9 million in purchases of property and equipment from an increase in leasehold improvements and furniture and fixtures associated with supporting higher headcount, and $0.6 million in capitalized internal-use software costs.

Financing Activities

Net cash provided by financing activities of $0.9 million for the three months ended April 30, 2020 consisted of $1.0 million in proceeds from the exercise of stock options, partially offset by $0.1 million in repurchases of common stock.

Net cash provided by financing activities of $0.8 million for the three months ended April 30, 2019 primarily consisted of $0.8 million in proceeds from the exercise of stock options.

Net cash provided by financing activities of $311.6 million for fiscal 2020 consisted of $300.0 million of proceeds from the issuance of a senior mandatory convertible promissory note in January 2020 to a trust affiliated with our CEO and $11.7 million in proceeds from the exercise of stock options, partially offset by $0.1 million in repurchases of common stock.

Net cash provided by financing activities of $55.3 million for fiscal 2019 consisted of $51.0 million in net proceeds from the sale and issuance of Series E preferred stock and $4.3 million in proceeds from the exercise of stock options.

Contractual Obligations and Commitments

The contractual commitment amounts in the table below are associated with agreements that are enforceable and legally binding. Purchase orders issued in the ordinary course of business are not included in the table below, as our purchase orders represent authorizations to purchase rather than binding agreements.

The following table summarizes our contractual obligations as of January 31, 2020:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease commitments(1)	$22,852	$12,156	$10,696	$—	$—
Purchase commitments(2)	9,160	9,160	—	—	—

Total contractual obligations	$32,012	$21,316	$10,696	$—	$—

(1)	Consists of future non-cancelable minimum rental payments under operating leases for our offices. Amounts above include imputed interest.
(2)

In December 2018, we entered into a 27-month contract with Amazon Web Services for hosting-related services. Pursuant to the terms of the contract, we are required to spend a minimum of $9.0 million within the first year and an additional minimum of $11.0 million within the second year. As of January 31, 2020 and April 30, 2020, we had $9.2 million and $5.4 million, respectively, remaining on the commitment.

In February 2019, we entered into a new lease agreement for our corporate headquarters in San Francisco. This lease commenced in May 2020 and expires in October 2033. As part of the agreement, we issued a $17.0 million letter of credit upon access to the office space. We expect to start making recurring rental payments under the lease in the second quarter of fiscal 2022. We have begun participating in the construction of the office space and will incur construction costs to prepare the office space for its use, which will be partially reimbursed by the landlord. As of January 31, 2020, the future minimum payments and capital commitments related to this lease, which include tenant improvement allowances of $26.6 million, totaled $466.0 million. Subsequent to January 31, 2020, we incurred a delay associated with the construction of the office space, and as a result, we expect to incur a total of $457.4 million of future minimum payments and capital commitments as of April 30, 2020. Additionally, in April 2020, we amended the lease arrangement to include additional space, for which future minimum payments total $3.9 million. Our CEO acts as a personal guarantor to the lease for the full rent payments over the 148-month term should we default on our obligations. These amounts are not included in the table above.

In January and June 2020, we issued two unsecured senior mandatory convertible promissory notes for an aggregate principal amount of $450.0 million, or the 2020 Notes, to a trust affiliated with our CEO. The 2020 Notes are senior, unsecured obligations of the Company. The 2020 Notes bear interest at a fixed rate of 3.5% per annum that will be compounded annually and payable in-kind, resulting in an aggregate $534.5 million being due upon settlement. The 2020 Notes consist of a note that matures on January 30, 2025 and a note that matures on June 26, 2025. The 2020 Notes mature, and would be converted into shares of our Class B common stock, on the applicable maturity date, unless earlier converted into shares of our Class B common stock or redeemed in connection with our bankruptcy, insolvency, or other similar events. The holder of the 2020 Notes is not entitled to convert the 2020 Notes at any time. The 2020 Notes are only convertible into shares of our Class B common stock at our option under certain scenarios, as discussed in Note 5 and Note 17 to our consolidated financial statements included elsewhere in this prospectus.

In April 2020, we entered into a $40.0 million term loan agreement with Silicon Valley Bank. The agreement provides for a senior secured term loan facility, in an aggregate principal amount of up to $40.0 million, to be used for the construction of our new corporate headquarters. Any borrowings, together with accrued but unpaid interest, under the term loan agreement are due and payable in April 2025. Interest will accrue on any outstanding balance at a floating rate per annum equal to the prime rate (as publicly announced from time to time by the Wall Street

Journal) plus an applicable margin equal to either (a) 0% if our unrestricted cash at the lender is equal to or less than $80.0 million, or (b) (0.5)% if our unrestricted cash at the lender is between $80.0 million and $100.0 million, or (c) (1.0)% if our unrestricted cash balance at the lender is equal to or greater than $100.0 million. Interest shall be payable monthly. No amounts are outstanding under this term loan as of April 30, 2020.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third parties. Additionally, in connection with the listing of our Class A common stock on the NYSE, we have entered into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, or employees. No demands have been made upon us to provide indemnification under such agreements, and there are no claims that we are aware of that could have a material effect on our financial position, results of operations, or cash flows.

Off-Balance Sheet Arrangements

For all periods presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

We have operations in the United States and internationally, and we are exposed to market risk in the ordinary course of our business.

Interest Rate Risk

Our cash, cash equivalents, and marketable securities primarily consist of cash on hand and highly liquid investments in money market funds and U.S. government securities. As of April 30, 2020, we had cash and cash equivalents of $315.6 million and marketable securities of $15.9 million. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

In January 2020, we issued the 2020 Note with a principal amount of $300 million. The 2020 Note bears interest at a fixed rate of 3.5% per annum that will be compounded annually and payable in-kind. As the 2020 Note has a fixed annual interest rate, we have no financial exposure associated with changes in interest rates. However, the fair value of the 2020 Note is subject to interest rate risk, market risk, and other factors, as the fair value of the 2020 Note will fluctuate when there are changes to the interest rate or the price of our common stock. The interest and common stock value changes affect the fair value of the 2020 Note, but do not impact our financial position, cash flows, or results of operations due to the fixed nature of the debt obligation.

Foreign Currency Risk

The vast majority of our subscription agreements are denominated in U.S. dollars, with a small number of subscription agreements denominated in foreign currencies. A portion of our operating expenses are incurred outside the United States, denominated in foreign currencies, and subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British Pound, Canadian Dollar, Australian Dollar, Japanese Yen, and Icelandic Krona. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statements of operations. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The critical accounting estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We derive our revenues from monthly and annual subscription fees earned from paying customers accessing the platform. Our policy is to exclude sales and other indirect taxes when measuring the transaction price of our subscription agreements. We account for revenue contracts with customers by applying the requirements of ASC 606, which includes the following steps:

•	Identification of the contract, or contracts, with the customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of the revenues when, or as, we satisfy a performance obligation.

Our subscription agreements generally have monthly or annual contractual terms. We recognize revenues ratably over the related contractual term beginning on the date that the platform is made available to a customer, as the customer receives and consumes the benefits of the platform throughout the contractual period. Access to the platform represents a series of distinct services that comprise a single performance obligation that is satisfied over time. Our contracts are generally non-cancelable and do not provide for refunds to paying customers in the event of cancellations.

Future revenues related to performance obligations that are unsatisfied or partially unsatisfied were $64.1 million and $70.1 million as of January 31, 2020 and April 30, 2020, respectively, of which $62.7 million and $68.6 million, respectively, is presented as deferred revenue for which we expect to satisfy the performance obligations in the next respective 12 months, and $1.4 million and $1.6 million, respectively, is presented within other liabilities, a noncurrent liability, in the consolidated balance sheets, as of January 31, 2020 and April 30, 2020.

Deferred Contract Acquisition Costs

Deferred contract acquisition costs represent gross deferred contract acquisition costs less accumulated amortization. Sales commissions earned by our sales force and bonuses earned by executives, as well as related payroll taxes, are considered to be incremental and recoverable costs of obtaining a contract with a customer. As a result, these amounts have been capitalized as deferred contract acquisition costs within prepaid and other current assets and other assets on the consolidated balance sheets.

We amortize deferred contract acquisition costs over a period of benefit of three years. We estimated the period of benefit by considering factors such as historical customer attrition rates, the useful life of our technology, and the impact of competition in the software-as-a-service industry.

Stock-Based Compensation Expense

We record stock-based compensation expense for all stock-based awards made to employees, non-employees, and directors based on estimated fair values recognized over the requisite service period. We estimate the fair value of options granted to employees for purposes of calculating stock-based compensation expense on the grant date using the Black-Scholes pricing model. The Black-Scholes pricing model requires us to make assumptions and judgments about the inputs used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of our common stock, risk-free interest rate, and expected dividend yield. The expected term represents the period that we expect our stock-based awards to be outstanding. We determine the expected term assumptions based on the vesting terms, exercise terms, and contractual lives of the options. The volatility is based on an average of the historical volatilities of the common stock of comparable public companies with characteristics similar to ours. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Our expected dividend yield input is zero as we have not historically paid, nor do we expect in the future to pay, cash dividends.

We measure stock-based compensation expense related to our restricted stock units, or RSUs, based on the fair value of the underlying shares on the date of grant. RSUs are subject to time-based vesting, which generally occurs over a period of four years.

We recognize stock-based compensation expense over the requisite service period, which is generally the vesting period of the respective award. We use the straight-line method for expense attribution. We account for forfeitures as they occur.

The following assumptions were used for each respective period to calculate our stock-based compensation:

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
			(unaudited)
Risk-free interest rate	2.8% - 3.1%	1.8% - 2.6%	2.4% - 2.6%	1.2%
Expected term	8 years	8 years	8 years	8 years
Dividend yield	—%	—%	—%	—%

Expected volatility	41.6% - 46.6%	44.8% - 46.3%	45.7% - 46.3%	44.6%

The assumptions are based on the following for each of the years presented:

•	Fair value of common stock—Because our common stock is not yet publicly traded, we must estimate the fair value of common stock; see “—Common Stock Valuations” below.

•

Expected volatility—Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our common stock, we estimate the expected volatility of our stock options at the grant date by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.

•

Expected term—Expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions are determined based on the vesting terms, exercise terms, and contractual lives of the options.

•	Risk-free rate—We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.

•	Dividend yield—We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.

Common Stock Valuations

Given the absence of an active market for our common stock, our board of directors was required to estimate the fair value of our common stock at the time of each option grant based upon several factors, including its consideration of input from management and contemporaneous third-party valuations.

The exercise price for all stock options granted was the estimated fair value of the underlying common stock, as estimated on the date of grant by our board of directors in accordance with the guidelines outlined in the American Institute of Certified Public Accountants, Valuation of Privately-Held-Company Equity Securities Issued as Compensation guide. Each fair value estimate was based on a variety of factors, which included the following:

•	contemporaneous valuations performed by an unrelated third-party valuation firm;

•	the prices, rights, preferences, and privileges of our preferred stock relative to those of our common stock;

•	the lack of marketability of our common stock;

•	our operating and financial performance;

•	current business conditions and outlook;

•	hiring of key personnel and the experience of our management;

•	our history and the timing of the introduction of new applications and capabilities;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business using valuation methods they deemed appropriate under the circumstances applicable at the valuation date.

One method, the market approach, estimates value based on a comparison of our company to comparable public companies in a similar line of business. To determine our peer group of companies, we considered public enterprise cloud-based application providers and selected those that are similar to us in size, economic drivers, and operating characteristics. From the comparable companies, a representative market value multiple was determined, which was applied to our operating results to estimate the enterprise value of our company. When applicable, we also used the option pricing model to backsolve the value of the security from our most recent round of financing, which implies a total equity value as well as a per share common stock value.

For valuations prior to January 31, 2020, once the enterprise value was determined under the market approach, we used the option pricing model to allocate that value among the various classes of securities to arrive at the fair value of the common stock.

For valuations as of and subsequent to January 31, 2020, we used a hybrid method utilizing a combination of the option pricing model and the probability-weighted expected return method, or the PWERM, in estimating the fair value of our common stock. Using the PWERM, the value of our common stock is estimated based upon a probability-weighted analysis of varying values for our common stock assuming possible future events for our company, including a scenario assuming we become a publicly traded company and a scenario assuming we continue as a privately held company.

In addition, we also considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

Upon the listing of our Class A common stock on the NYSE, our common stock will be publicly traded and will therefore be subject to potentially significant fluctuations in the market price. Increases and decreases in the market price of our Class A common stock will also increase and decrease the fair value of our stock-based awards granted in future periods.

Recently Adopted Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information regarding recently issued accounting pronouncements.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

LETTER FROM OUR CO-FOUNDERS

Everything we do here is in service of our mission: to help humanity thrive by enabling the world’s teams to work together effortlessly.

When we work together, we can do great things—things that contribute to a better life for people and the planet.

All important progress in the world requires teams of people to work together. But today, most progress is severely impeded by the difficulty of coordinating teams and a pervasive lack of clarity about what needs to be done, when.

If Asana succeeds at its mission, every one of these teams—from small partnerships to global organizations—will be vastly more efficient and effective because they have greater clarity, and the people who comprise these teams will feel more confident and less stressed.

Building a system that enables the world’s teams to work together effortlessly represents an extraordinary leverage point on all other opportunities to drive progress in the world. Because delivering on that value proposition is also a great business opportunity, it creates a financial engine that enables us to continuously reinvest in our mission.

What is Asana?

We were inspired to start Asana after seeing the broad adoption and impact of an internal work management tool we built while at Facebook. We left Facebook and created Asana to address our own pain: We love working on big ideas, but we loathe the annoying busywork required by their execution.

That’s because coordinating work across teams is generally chaotic. The problem has only gotten worse as organizations take on greater challenges with more people, complexity, and technology. Most people working in teams today spend more time coordinating work in emails, chats, spreadsheets, and meetings than they spend doing actual productive work. Every day, they get inundated with requests and don’t know where to focus their attention. For people leading teams, there’s the near-constant anxiety about missing deadlines and having work fall through the cracks.

What organizations need is a system to orchestrate their work, from daily tasks to big, strategic initiatives. Asana is that system.

We’re gratified that, a decade later, Asana is the work management platform that addresses the pain of coordinating work for organizations across the globe. With Asana, they have a living system of clarity where everyone—regardless of where they’re located—can see, discuss, and execute their team’s priorities. Individual team members experience less of the soul-grinding “work about work” that plagues the coordination of complex undertakings, making work much more productive and enjoyable. And team leaders feel more organized and confident about making progress on their team’s plans.

Creating products customers love

The predominant attitude people have toward software they use at work is either hatred or apathy. These enterprise services succeed in spite of this sentiment. Sometimes, there’s just no better alternative. Other times, the typical enterprise sales model causes leaders to make purchase decisions based on the description of features without ever trying the experience of using them. In contrast, consumer software is expected to be beautifully designed, easy to learn, and a joy to use.

“Enterprise users” are just consumer users—or, as we like to call them, “people”—at work, with the same desire and appreciation for high-quality design and delightful interactive experiences. We want our customers to love the product we’ve built and to feel more connected to their teammates and their organization’s mission by using it. This is why we’ve set out to design and build products that rival the best consumer software.

Of course, Asana also aims to rival the best enterprise software, with a deep bench of functionality and controls powerful enough to meet the needs of the world’s largest companies, along with rock-solid stability, security, and compliance. We also provide world-class customer success and support: when you need more engagement from our team, you’ll get the help you need quickly and effectively.

We believe that artisanship lies at the heart of all great experiences. We take pride in crafting the product experience we deliver to our customers, the underlying technology that powers it, the interactions that teams have with our own employees, and the environment in which we ourselves work. We aim to be excellent across all these areas and more, in order to create the best possible outcomes for our customers and maximize the potential of our mission.

Growing a talented and diverse team

Asana has invested deeply in hiring and developing an astoundingly capable mission-driven and values-aligned group of people. To achieve this, we have built a world-class talent acquisition organization, which partners with our existing team to identify top candidates all over the world in service of our global customer base.

In addition to seeking excellence in each individual hire, we work hard to build a team that is diverse in order to maximize our creative potential, develop empathy with our diverse customer base, and be the change we want to see in the workplace. This strategy makes us a better company and also contributes to the type of culture we want to work in: inclusive, dynamic, and engaging.

Co-creating a mindful culture

We have designed our culture with the same care and intentionality that we’ve invested in designing our product. As a result, Asana is consistently recognized as one of the best places to work, and as a cultural leader in technology and business at large. This enables us to hire and retain exceptional talent, move quickly like a well-oiled machine, and avoid conflict and dysfunction. Our reputation in the market means that customers turn to us as an authority on best practices to create clarity for teams. We regularly integrate these learnings into our product, our resources and publications on effective teamwork and our customer success services.

By culture, we don’t mean “beer on Fridays.” We mean the practical and pervasive implementation of norms, best practices, and ideals. We empower people with what they need to do their best work and avoid micromanagement. We achieve flow with practices like No Meeting Wednesday. We practice an unusual degree of candor, even when it’s uncomfortable, and the truth makes us better. We enact a fierce commitment to equity and inclusion for all teammates of every gender, appearance, race, and identity. We connect everything back to the mission, so everyone understands why their work is a critical piece of the puzzle. We work hard, move fast, and, simultaneously, live well. It’s a culture of clarity, accountability, transparency, empathy, humility, and, as a result, trust.

Ironically, many companies see culture as an indulgence, at odds with business performance. Not only is this a false trade-off, but culture is one of Asana’s most enduring competitive advantages, and a core factor in the tremendous business results we’ve achieved.

We leverage our value of mindfulness to regularly and intentionally improve our business engine, customer support, onboarding, recruiting, internal processes, and everything else about our own organization. Just like we continuously improve the Asana product, we aim to continuously improve Asana’s culture and processes. We strive to be unswervingly self-aware and have built processes at various organizational and time scales to periodically take stock of how well our actions—and their results—match our intentions. This surfaces areas that need improvement, which we call “culture bugs.” We then co-create concrete plans to address these bugs and improve our culture during the next period of work.

Through repeated iterations of this approach, we have succeeded in scaling our culture. While cultures tend notoriously to degrade as most companies scale, our system for mindful, organizational self-improvement makes the company better and better over time.

Innovating new technologies

We have invested heavily in a number of technologies which put us at a competitive advantage, including:

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Our “work graph.” Like the social graph the two of us helped create for Facebook, the work graph is a flexible data model—of people, tasks, goals, projects, portfolios, conversations, files, and the relationships among them—powering Asana. The work graph enables each Asana user to see information in the format that makes most sense for them.

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Our proprietary “Luna2” application framework, which we believe to be ahead of the state of the art in enabling the rapid development of high-performance applications with complex user interfaces. This enables us to deliver sophisticated new functionality to customers with unusual speed even while concurrently scaling our infrastructure to support a quickly growing number of customers worldwide.

•	Our “mindful technology” approach to design that respects user attention and enables focus.

Going forward, we plan to double down on these investments and expand into AI, marrying human and computer intelligence to automate and prioritize work for individuals, teams, and organizations.

Building a fast-growing business

At Asana, revenue is not an end in itself; it is the rocket fuel for achieving our mission. Enabling the world’s teams to work together effortlessly is a very big mission, so we have invested tremendous energy in building and optimizing an unusually powerful engine for revenue and growth.

Traditional business software is sold top-down with expensive enterprise sales reps and slow sales cycles. A new generation of vendors has taken a bottom-up approach, allowing small teams within large organizations to try and purchase business software online.

Asana takes an unusual hybrid approach. Our optimized self-service engine allows us to land rapidly in teams all over the world, often via word-of-mouth recommendations, and our direct sales team can expand that bottom-up usage into company-wide deployment much faster than through organic growth. With this approach, we not only get the best of both worlds; we also get more than the sum of their parts. We close deals much more quickly by showing buyers the successful and happy Asana users that already exist within their organizations without needing to cold-call and “wine and dine” CIOs.

Similarly, our product and go-to-market strategy also gives us the best of both worlds. While some vendors choose to focus on an individual target market, and others create broad generic solutions, we offer a horizontal platform that can be used by any team in any industry anywhere, as well as templates, solutions, and in-house experts that are tailored to the needs of specific segments and geographies where we have the best product-market fit. The result is strong adoption across industries from technology and media to government and nonprofits, with customers in 190 countries.

Pursuing our long-term vision

From the beginning, we have had an expansive long-term vision to enable teams to work together effortlessly. Since then, we have partnered closely with our customers and the broader Asana team to develop and refine this vision. While many details have changed from what we first imagined, the fundamentals have endured.

People are most effective, fulfilled, and happy at work when they are engaged in tasks that are uniquely human. That is, they are able to leverage their empathy, creativity, and judgment.

Computers are most effective when they eliminate everything else: the work that can be error-prone, tedious, and even soul-sucking for humans. Asana aims to facilitate—and ultimately automate—all of the “work about work” associated with coordinating projects and managing schedules across individuals, teams, and organizations.

The first phase of our vision was to deliver clarity up, down, and across organizations. We created the work graph, which gives everyone a unique view of their individual work and how it fits into the work of their team and organization. This comprehensive, yet personalized map provides clarity and alignment on goals and progress across an entire organization to reach its collective aspirations. As of 2020, we are well through our roadmap for delivering the first stage of our vision: to create the living system of clarity for organizations.

The second phase of our vision capitalizes on the benefits of the work graph by marrying human intelligence with computer intelligence. When details and data about work are linked to and tracked in our database, Asana can serve as a powerful, intelligent tool in service of individuals, teams, and organizations—from optimizing how work should be done to predicting bottlenecks and suggesting ways to alleviate them. The second phase of our roadmap envisions Asana as the navigation system for organizations, its teams, and the individuals that comprise them.

Over the next several years, we intend to offer several benefits:

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For team members: Team members do their best, most creative work when they have clarity on how their work contributes to greater goals, the context and feedback they need to complete the task at hand, and freedom from distractions. We clarify how a given task fits into a team’s project or process, a division’s broader goals, and an organization’s mission. Our solution will surface the relevant context for tasks across workflows and apps, with features designed to enable teammates to recognize, encourage, and share feedback in real time. We also plan to deliver an intelligent assistant that curates notifications and suggests how work should be prioritized based on its importance to the organization. We seek to maximize the flow state for individuals by intentionally designing experiences that create the conditions for their best work to occur.

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For teams: When individuals do less work about work, their teams collectively become more efficient. Asana improves efficiency for teams by serving as their real time executional plan of record. It also acts as a central hub across all their workflows, integrating with other tools where work is accomplished. Asana is the platform that puts the components of work themselves—tasks, projects, and goals—at the center. Asana reduces the number of messages required to accomplish team goals by making priorities unambiguous and intelligently clarifying team communication. We plan to eliminate the need for status meetings, and make other meetings more efficient and focused by enhancing them with software-based assistance. Asana democratizes the benefits of having a professional project manager for all teams by building and leveraging best practices for projects and processes seamlessly in the solution. Ultimately Asana will guide teams to create and automate workflows that make sure work doesn’t slip through the cracks.

•	For organizations: When team members spend more time on creative work instead of work about work and their teams are able to create shared victories more efficiently, overall employee engagement rises, the best talent can be attracted and retained, and organizations can better serve their customers. We are building Asana to be the navigation system for an organization. Leaders will be able to set goals in Asana, and Asana will help intelligently map the plans needed to achieve them—from strategy to execution—unifying and aligning an organization around its most important work. Asana will be able to predict and optimize team schedules, suggest where energy and attention need to be shifted for maximum efficiency, and assist with forecasting and scenario planning. It can assist in implementing company-wide processes, leveraging Asana’s ever-increasing knowledge of vertical-specific best practices. Executives will be able to plan and achieve high-level objectives, and monitor progress with an integrated dashboard that summarizes data across every department and third-party tool. For the first time, a tool will exist that links organization goals to strategy, and strategy to execution, that is easy to adopt across functions and teams. Organizations will experience clarity, accountability, alignment, continuous improvement, and, consequently, improved results.

Ten years in, we’re thrilled to have manifested so much of Asana’s vision. We continue to be viscerally excited by the promise of how much more we can do to create a joyful experience of flow every day for individuals, drive clarity and accountability to improve how teams work together, and automate work in unprecedented ways.

Leadership and Governance

Like many fast-growing technology companies, we have opted to use a dual class voting structure, with more voting power given to early investors and employees who joined in our first few years of operations. This structure results in a large portion of voting power being held by the founders and the two of us commit to managing this power the way we always have: by listening to others and engaging sincerely with their perspectives.

Philosophically, we are choosing this path to align the governance of the company with the people who have taken the long view of our growth, in service of pursuing our long-term vision in a steady and persistent manner.

For whose benefit

Like all companies, we intend to create great returns for our shareholders. That outcome, however, is a byproduct and catalyst of our ultimate purpose: the fulfillment of our mission. We are also deeply committed to benefitting all our stakeholders: our customers, our employees, our partners, our communities, the environment, and humanity.

We, the founders, are individually Asana’s largest shareholders, and will receive a large portion of the financial proceeds from the company’s enduring success. Both of us pledge to use 100% of the value of our Asana equity for philanthropic purposes.

We built Asana because the work people do together matters. From curing diseases and developing clean energy to building local schools and creating global movements, progress depends on teamwork. We’re proud of how often teams tell us that Asana gives them the clarity to make their work today more effortless, but we’re just getting started. If you feel aligned with our mission, values, and approach, we would be honored to have you join us on this journey.

BUSINESS

Overview

Our mission is to help humanity thrive by enabling the world’s teams to work together effortlessly.

Asana is a work management platform that helps teams orchestrate work, from daily tasks to cross-functional strategic initiatives. Over 75,000 paying customers use Asana to manage everything from product launches to marketing campaigns to organization-wide goal setting. Our platform adds structure to unstructured work, creating clarity, transparency, and accountability to everyone within an organization—individuals, team leads, and executives—so they understand exactly who is doing what, by when.

History

We started Asana because our co-founders experienced firsthand the growing problem of work about work. While at Facebook, they saw the coordination challenges the company faced as it scaled. Instead of spending time on work that generated results, they were spending time in status meetings and long email threads trying to figure out who was responsible for what. They recognized the pain of work about work was universal to teams that need to coordinate their work effectively to achieve their objectives. Yet there were no products in the market that adequately addressed this pain. As a result of that frustration, they were inspired to create Asana to solve this problem for the world’s teams.

Since our inception, millions of teams in virtually every country around the world have used Asana. With Asana, users experience higher productivity, which has led to rapid adoption across teams, departments, and organizations. As of January 31, 2020, we had over 1.2 million paid users.

Teams Spend Too Much Time on Work About Work

Work continues to get harder to manage as organizations try to move faster to accomplish ambitious goals and respond to changing market demands. Today, 60% of knowledge workers’ time is spent on work about work. Moreover, coordinating work within and across teams is chaotic. Without a system of record, teams move slowly, miss deadlines, and fail to live up to their full potential. At work, people face an overwhelming volume of communications from email and messaging applications, many of which are asking for status updates. These messages often provide limited clarity around what steps need to be taken, and by when, and limited accountability around who owns the action. As a result, requests go unanswered, and employees spend more time searching and responding to messages in an attempt to provide clarity and accountability to their teams. These emails and messages only give teams momentary clarity about specific deliverables or actions, and as such they do not provide a holistic, persistent, and referenceable plan of record that can be easily or quickly accessed.

To minimize work about work, reduce chaos, and give individuals time back to focus on the work that matters, teams need a purpose-built solution for coordination. Despite the growth in collaboration technology such as content tools and messaging apps, there has been little innovation in work management—systems that help teams to plan, manage, and execute their work.

How Asana Helps Teams

Asana is a system of record for work. This system collects and structures institutional knowledge about how past work was completed and provides a real-time plan and roadmap for current and future initiatives. Our platform is built on our proprietary, multi-dimensional data model, which we call the work graph. The work graph captures and associates:

•	units of work—tasks, projects, milestones, portfolios, and goals;

•	the people responsible for executing those units of work;

•	the processes in which work gets done—rules and templates;

•	information about that work—files, comments, status, and metadata; and

•	relationships across and within this data.

Our data model provides individuals, team leads, and executives with dynamic views into the work that is most relevant to them—across multiple people and projects—all based on the same underlying data in the work graph. Individuals can manage and prioritize their daily tasks and collaborate with team members on shared projects, gaining visibility into who is doing what, and when each piece of work is due. Team leads can plan work and optimize team workload across multiple projects, and executives can track progress towards company objectives in real time.

Asana is flexible and applicable to virtually any use case across departments and organizations of all sizes. We designed our platform to be easy to use and intuitive to all users, regardless of role or technical proficiency. Users can start a project within minutes and onboard team members seamlessly without external support. We allow users to work the way they want with the interface that is right for them, using tasks, lists, calendars, boards, timelines, and workload.

Our Business Model

Our hybrid self-service and direct sales model allows us to efficiently reach teams everywhere and then rapidly expand the use of our platform within their organizations. A majority of our paying customers initially adopt our platform through self-service and free trials. Once adopted, customers can expand through self-service or with the assistance of our direct sales team, which is focused on promoting new use cases of Asana. As customers realize the productivity benefits we provide, our platform often becomes critical to managing their work and achieving their objectives, which drives further adoption and expansion opportunities. This is evidenced by our dollar-based net retention rate, which generally increases with greater organizational spend. As of January 31, 2020, our dollar-based net retention rate within organizations spending $5,000 or more with us on an annualized basis was over 125%, consisting of 6,555 customers. Our dollar-based net retention rate within organizations spending $50,000 or more with us on an annualized basis was over 140%, consisting of 207 customers. Our overall dollar-based net retention rate as of January 31, 2020 was over 120%.

Our Company Culture

We believe that our company culture enables us to achieve our mission and is a core driver of our business success. We endeavor to make product, business, and people decisions that allow us to carry out our mission while staying true to our values. We are a mission-driven organization first and have designed our values, along with our programs and processes, to help us maximize the potential of every individual in our company. Our values and processes also give us credibility when we share best practices for teamwork in the market and allow us to build those practices into our solution.

Our Rapid Growth

We have experienced rapid growth in recent periods. Our revenues were $76.8 million and $142.6 million for fiscal 2019 and fiscal 2020, respectively, representing growth of 86%. Our revenues were $28.0 million and $47.7 million for the three months ended April 30, 2019 and 2020, respectively, representing growth of 71%. As of January 31, 2020, we had 701 employees, representing growth of 65% since January 31, 2019. We had a net loss of $50.9 million and $118.6 million for fiscal 2019 and fiscal 2020, respectively, and $15.0 million and $35.8 million for the three months ended April 30, 2019 and 2020, respectively.

Industry Background

Teams must be coordinated and move quickly to be successful

Teams today must navigate work that is increasingly cross-functional, matrixed, and distributed, while also moving quickly to meet the objectives of their organizations. For example, a product launch typically requires coordination across multiple departments—product management, engineering, marketing, sales, and customer support. However, traditional hierarchical processes, where centralized managers make decisions and disseminate information down to team members, mean that weeks and months may go by before contributors have the clarity they need to execute on work. With product lifecycles now measured in months and weeks rather than years, organizations cannot afford to be slowed down by inefficient processes. Individuals and teams need to be empowered to design their own processes, manage their work and change course when needed, and make autonomous decisions aligned with organizational goals to ensure business agility in rapidly changing markets.

Communication overload hurts productivity

Businesses have adopted a number of applications to improve communication. Starting with email in the 1990s, the communications category has expanded to include Skype, WeChat, WhatsApp, Microsoft Teams, and Slack, among others. While these applications help teams communicate, they were not designed to provide a system of record to track and coordinate units of work or set up processes to quickly execute that work. The average knowledge worker receives 121 emails per day—70% of which are opened within six seconds. Instead of becoming more productive, people have become prisoners to email and messaging applications, using their inboxes as makeshift to-do lists.

Teams spend more time coordinating work than actually doing work

Productivity gains can occur when individuals and teams have the opportunity to focus uninterrupted and do the skilled work they were hired to do, such as creating a brand campaign, developing a new product, negotiating a sales agreement, onboarding customers, recruiting new employees, or writing code. However, employees spend less than half of their time during the day on the work that is critical to generating results. According to a survey conducted by McKinsey Global Institute of a broad set of knowledge workers:

•	28% of time is spent answering email;

•	19% of time is spent gathering information; and

•	14% of time is spent on internal communication.

Teams need more effective tools to orchestrate work

The primary methods for managing work today—across any department, any sized team, and any project—consist of a combination of spreadsheets and email, in addition to handwritten notes, calls, and meetings. Over time, communication tools (like email and messaging) and content applications (such as file sharing and storage services) have been repurposed for coordinating work because they are familiar and accessible. However, these tools lack the purpose-built functionality required for teams to collaboratively plan, manage, and execute work. Spreadsheets require much more work about work to create, quickly become outdated, lack automation capabilities, and cannot provide multi-dimensional views of multiple projects or real-time insight into how work is getting done. Email cannot build workflows, assign tasks, or track progress across individuals or teams. Teams need better tools designed specifically to orchestrate work.

Clarity drives employee engagement that improves business results

Employee engagement—the extent to which employees are invested in their job and contribute the effort needed to do their job well—is critical to high-performing businesses. According to Gallup, organizations in the top quartile of employee engagement realize substantially better customer engagement, higher productivity, better retention, fewer accidents, and 21% higher profitability than organizations with low engagement. With median employee tenure now at only approximately four years, and 71% of millennials—the largest population of U.S. workers—not engaged at work, keeping employees engaged is all the more important. Individuals are more engaged at work when they have clarity. Clarity helps individuals better understand how their work connects to the organization’s objectives so they know where to focus their energy for maximum impact and find their work more rewarding and engaging.

Organizations need new, purpose-built solutions for work management

Organizations need a work management solution that provides transparency, clarity, and accountability so that individuals and teams know what work needs to get done, who is doing that work, and when that work will be done. This solution needs to scale across people, projects, and portfolios of projects across an entire organization so individuals, team leads, and executives can understand why and how work is getting done and quickly take action on opportunities and inefficiencies in real time.

Existing offerings fall short of delivering on these imperatives:

Spreadsheets and email. Spreadsheets and email are poor tools for project management. These tools lack the required capabilities to help teams effectively plan, manage, and orchestrate work at scale. Captured information quickly becomes out of date because it is not connected to the workstreams happening outside of these tools, requiring constant work about work to ensure teams stay on the same page.

Legacy project management tools. Legacy project management tools are difficult for many users to adopt. These tools were primarily designed for dedicated project managers, not everyday users who also need to coordinate work as part of their jobs. Everyday users often lack the skills to design a project, make customizations for a specific use case or integrate third-party applications with these difficult-to-use legacy project management tools. Additionally, they create information silos because they are not linked to the underlying work and communications about that work.

Vertical applications. Vertical applications are purpose-built for specific use cases, such as software development, ticketing, and financial planning. These generally operate in departmental silos and are not designed for teams to collaborate cross-functionally. These tools are also difficult to adapt to other use cases, either at all or without coding.

Our Solution

We provide a work management platform that enables individuals and teams to get work done faster while improving employee engagement by allowing everyone to see how their work—whether it is a task, process, project, or portfolio of projects—connects to the broader mission of an organization.

With Asana:

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Individuals can manage and prioritize across each of their projects to maximize their effectiveness and reduce distractions. They can see their own view of tasks that need to be done, how their dependencies owned by teammates are tracking, and how their work contributes to the overall team and organization-wide goals. A new brand campaign, for example, may include daily tasks such as drafting an internal presentation, setting up a client meeting, designing a layout, updating social media channels, and preparing a budget. Individuals can collaborate with teammates and have visibility into each team member’s responsibilities and progress. When teammates operate off a single, real-time plan of record, they do not need to check in with each other for updates or sit through status meetings. This clarity reduces work about work and helps individuals get work done faster.

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Team leads can manage work across a portfolio of projects or processes. A portfolio could include the new brand campaign, a user conference, a holiday promotion, and a product launch, all happening simultaneously, involving various cross-functional project teams. Team leads see progress, bottlenecks, resource constraints, and milestones without having to create work about work for teams to come up with this information in spreadsheets, email, or via a status meeting. When surprises or disruptions occur, it is easy for team leads to adjust the plan, reallocate resources, and communicate updates in real time.

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Executives can communicate company-wide goals, monitor status, and oversee work across projects to gain real-time insights into which initiatives are on track or at risk. With this visibility, they can proactively ensure alignment, address inefficiencies, manage team workload, and reallocate work among teams or departments so that the company can stay on track to achieve its objectives.

As the system of record of past, current, and future work, Asana is powered by a proprietary, multi-dimensional data model called the work graph. The work graph captures and associates units of work (tasks, projects, milestones, and portfolios), the people responsible for executing those units of work, the processes in which work gets done (rules and templates), information about that work (files, comments, status, and metadata), and the relationships across and within this data. The work graph provides individuals, team leads, and executives with dynamic, up-to-date views into the work that is most relevant to them, across multiple people and projects.

The core tenet of our platform is to bring clarity, transparency, and accountability to the process of getting work done.

Clarity. Our platform adds structure to unstructured work so everyone on a team has clarity into exactly what needs to be done, who is doing it, and when it is due. Our multi-dimensional data model provides different views into a project or process, so individuals can not only see the tasks they are working on, but also understand how their individual work contributes to a broader project goal.

Transparency. Our platform provides transparency into the work being done across a project or portfolio of projects so everyone can see progress to completion, manage deadlines, identify and resolve bottlenecks, and rebalance workloads if needed. Everyone has consistent access to the same data, so team members are on the same page all the time in real time.

Accountability. Our platform enables teams to assign work to individuals with completion dates and requirements, eliminating ambiguity over responsibilities. Individuals can track their action items across projects and manage their time more effectively.

Benefits of Our Solution

Our platform provides the following benefits for our customers:

Teams get work done faster

Teams get work done faster using Asana. Organizations are more agile because they are able to respond to changing demands quickly, accelerate the pace of new offerings, and quickly align resources to achieve their goals. When structure is added to work, creating greater clarity, transparency, and accountability, teams are able to take action and be more efficient—regardless of whether their team members are in the office or working remotely. According to a survey of over 3,000 customers that we conducted in the fourth quarter of fiscal 2020, by adopting our platform, our customers experience increased productivity and improved job performance, factors which generally reduce costs. Of the surveyed customers, 83% agreed that Asana improves their job performance, 77% agreed that Asana reduces wasted time at work, and 74% agreed that Asana helps them accomplish tasks more quickly.

Streamlined processes

Our horizontal application allows individuals to easily customize projects across a breadth of specific use cases. Once a process is defined, it can be templatized and scaled across an organization for consistent, repeatable process management. In October 2019, we launched Rules as part of our suite of automation features. Using Rules, individuals can auto-assign and triage tasks, trigger actions and notifications, and automatically populate due dates for templated projects. Rules can also be triggered from third-party applications such as Outlook, Gmail, and Slack. In the first 60 days of launching Rules, we automated over two million steps for our users.

Increased employee engagement

Our users love Asana because they gain clarity into what they need to do and why their contribution is important to their organization. Employees are able to see that the work they do matters and understand how it connects to broader organizational goals. This clarity is particularly important for distributed teams and remote employees. By eliminating much of the work about work, we give them back valuable hours in their day to focus on the work that matters, leading to higher productivity, higher engagement, and improved retention.

Improved confidence and execution

Using Asana, individuals reduce their anxiety about missing deadlines and having work fall through the cracks. Many people keep mental to-do lists and spend days and nights worrying about everything that needs to get done. As a system of record for work, Asana stores all task and project information on past and present initiatives so people have greater confidence in meeting deliverables. Individuals, team leads, and executives gain real-time visibility into all the work that is happening in their organization, enabling them to feel organized and in control.

Improved business continuity for distributed teams and remote work

Asana gives teams the clarity they need to stay organized and productive wherever they are. Distributed and remote teams can use Asana as a single, real-time plan of record, reducing the need for messaging threads and video calls to coordinate work. Asana is a secure, cloud-based service that is accessible via internet browsers and a mobile application so that team members can manage their work from home, office, cafe, or other workspace.

Competitive Strengths

Easy for an entire team to adopt. We designed our platform to be easy to adopt and transition away from legacy project management tools without friction. For example, new users can import existing workflows from spreadsheets into Asana in a few clicks. We provide an intuitive interface—incorporating common language navigation, flexible views, and easy point-and-click and drag-and-drop functionalities—that allows users, across any role or level of technical proficiency, to easily set up and navigate a process or project.

Applicable to individuals, team leads, and executives. Our multi-dimensional data model allows individuals, team leads, and executives to work the way they want, in the interface that is most applicable to them. Users across an organization realize different benefits from our platform, depending on their role:

•	individuals can view a task list to prioritize their work across projects and see how the work they depend on is progressing in real time;

•	team leads can view the status of a project to identify dependencies or bottlenecks and manage workloads; and

•	executives can see real-time updates on how their organization is tracking toward strategic objectives.

Adaptable to virtually any use case. Asana has broad applicability to thousands of use cases, across many departments and industries. We have seen strong initial adoption in our customer base particularly in marketing, sales, operations, human resources, product management, and design where there are many workstreams requiring cross-functional collaboration. We have also seen adoption among distributed teams and teams working from home. Customers typically adopt Asana for a specific need within a department where there is no standardized solution in place. After initial adoption, teams often extend their usage of Asana to new use cases and departments as a result of collaborating on cross-functional projects. Organizations can also use Asana for organization-wide processes such as new employee onboarding, goal setting, and meeting agendas, which can lead to rapid expansion as employees see their peers using the platform.

Loved by customers. We are intensely focused on customer experience, and in turn our customers love using Asana. We have fostered a vibrant global user community that is passionate about using Asana to orchestrate their work and is active in our Asana Together programs, which include our online forum, Asana Ambassadors, and Asana Certified Pros. We believe we have high levels of customer satisfaction, and our large, loyal customer base often shares their experiences, helping us acquire new customers through word of mouth.

Efficient hybrid go-to-market model. Our hybrid self-service and direct sales model allows us to efficiently reach teams everywhere and then rapidly expand within our customer base. A majority of our paying customers initially adopt our platform through self-service and free trials. Individuals can try our products using a limited functionality free version or a free trial of one of our paid subscription plans for a limited period of time. This allows us to reach a broad user base in organizations of all sizes and across international markets, with a limited sales presence. Our adoption model has allowed us to efficiently turn non-paying customers into paying customers and in some cases, enterprise-wide paid deployments. Our free-to-paid conversion rate of registered users, as measured by the number of paid users divided by the total number of then-registered users, has increased from 3.6% as of January 31, 2018 to over 4.8% as of January 31, 2020.

High performance. We have architected our platform to be easy to use, extremely fast, and powerful. We have a modern architecture with proprietary intellectual property that enables flexible and fast queries that allow users to edit workflows, change views, and retrieve results. All user data is maintained in our cloud-native platform and changes are immediately synchronized to allow real-time collaboration. We have optimized the communication between the client application and servers to create a responsive experience with low latency and network utilization.

Strong company culture. Our culture has been a critical component of our success since our founding. Our commitment to transparency, distributed responsibility, and employee growth helps us attract and retain top quality talent from diverse backgrounds. We have seen strong retention rates overall, particularly across our engineering department, where our annual retention is over 90% despite competition for talent among software companies. We believe our diverse workforce helps us better understand the needs of our diverse user base and innovate in new and creative ways. We take pride in our industry recognition as a top workplace, such as being named one of the top 10 Best Small & Medium Workplaces for the third year in a row by FORTUNE in 2019, which we believe helps drive our recruiting efforts. Our strong culture has led to high employee engagement as demonstrated by a survey conducted by Culture Amp, placing us in the top quartile of our peers.

Scalable and secure. We have built our platform using best practices for cloud-based, highly available, scalable, and secure applications. We leverage tooling and automation to enable rapid feature deployment, with frequent code releases to production. We use horizontal-scaling as an architectural pattern across our servers and data storage, which allows us to easily add capacity for a growing customer base, and our systems can easily scale to millions of users. We have demonstrated reliability with over 99.9% average up-time during fiscal 2020 so that our customers can depend on Asana to manage critical projects. We have built security checks and mechanisms into all parts of our technology stack and embraced security practices, like a public bug bounty program and third-party penetration testing, to ensure we are protecting our customers’ data. We are SOC 2 Type II compliant and have implemented robust safeguards to protect the security of data uploaded to and shared within our platform.

Our Market Opportunity

We believe every team can benefit from improved coordination. Individuals and teams alike share a universal need for greater clarity, transparency, and accountability. As work continues to get more complex, we believe the shift to using work management solutions like Asana is inevitable. We are primarily replacing tools like spreadsheets and email that were not originally designed for project management, as well as a number of manual processes including phone calls and in-person meetings that people use today to get work done.

The work management market that we address is large and rapidly growing. According to a June 2019 IDC report, the markets for collaborative applications and project and portfolio management, in aggregate, are expected to grow from $23 billion in 2020 to $32 billion in 2023.

We believe we have the opportunity to address the 1.25 billion global information workers, estimated by a September 2019 report by Forrester Research, Inc., or Forrester. We believe we are less than 3% penetrated among addressable employees in our existing customer base, indicating significant whitespace opportunity. Additionally, we believe we have significant greenfield opportunities among addressable customers worldwide.

Our Growth Strategies

We have driven rapid adoption of our platform and intend to continue to promote our platform and its adoption through the following growth strategies:

Add more customers. We have over 75,000 paying customers as of January 31, 2020 and over 3.2 million free activated accounts since inception, and we believe we have a large opportunity to convert these accounts into paying customers. An activated account represents an organization or individual that has collaborated with another user. We also plan to acquire new customers through word of mouth, marketing activities, self-service, and direct sales efforts. Separately, we also see a large opportunity to expand our international customer base. For fiscal 2020, 41% of our revenues came from international regions, with limited dedicated sales effort and no product customization outside of limited language translation and multi-currency capabilities. Within the past 12 months, we have opened offices in key regions across Europe and Asia, and expect to grow our customer base within these areas.

Expand within our existing customer base. Customers typically adopt Asana for a specific use case within a department. After initial adoption by one team, customers frequently expand to new use cases across departments and, in some instances, across an entire organization. As such, we have a significant opportunity to expand usage within our customer base. We believe we are less than 3% penetrated among addressable employees in our existing customer base. We are investing in our expansion efforts by growing our direct sales team, which has nearly doubled in size since January 31, 2019, promoting department-specific use cases, targeting organization-wide use cases such as employee onboarding and goal setting, and continually improving our interface to ease cross-team adoption.

Continue to innovate. Product innovation is critical to maintaining our success as a leader in work management. We will continue to invest in expanding our product offerings and enhancing the features and functionality of our platform, particularly in the areas of integrations, automation, functional workflows, security, and organization-wide use cases. While we add new capabilities to our platform, we are also focused on simplifying our platform so that it becomes easier for teams to adopt with the added functionality. Since January 31, 2019, we have grown our engineering team by over 80% to drive product innovation.

Keep building a high value brand. Our goal is to be the leader in work management. The work management market is still in the early stages of development, with greenfield opportunities for adoption among companies of all sizes. We will continue to invest in building our brand through customer experience, marketing, industry and analyst education, and broad customer engagement. In 2018, we were recognized by Forrester as a Leader in Collaborative Work Management Tools for the Enterprise based on a range of criteria, including the highest scores possible in customer satisfaction and pace of innovation criteria. In addition, G2 ranks Asana as the top Project Management software platform, leading the industry in market presence and customer satisfaction.

Develop functional workflows. We have seen strong initial adoption in our customer base particularly in marketing, sales, operations, human resources, product management, and design where there are many workstreams requiring cross-functional collaboration. We have developed purpose-built templates and premium functionality that focuses on common projects and processes within these groups. We will continue to find ways to develop specific functional workflows where we see an opportunity for early and broad adoption of our platform.

Develop organization-wide use cases. Customers use Asana for a number of use cases, from departmental projects to organization-wide initiatives, including employee goal management, new employee onboarding, one-on-ones, and meeting agendas. Organization-wide initiatives represent a significant opportunity to expand our presence further within our customer base. Today, our customers can develop and implement organization-wide use cases on their own. Over time, we intend to productize and monetize organization-specific use cases on our platform.

Our Culture

Our company culture is a core driver of our business success and enables us to work towards achieving our mission. A core tenet of our culture is a shared commitment to mindfulness, which informs our product, business, and people decisions and shapes how we interact with each other daily. By investing in diversity and inclusion programs, we help ensure that everyone can thrive and feel a sense of belonging, enabling us to better understand the needs of our diverse customer base and innovate in new and creative ways. We also use Asana ourselves, providing our employees with clarity into how their work contributes to our mission and enabling them to do their most impactful work.

our values

On Glassdoor, we have a 4.9 out of 5.0 score and a 98% CEO approval rating. For the fourth consecutive year, Great Place to Work and FORTUNE have placed us in the top 5 Best Small and Medium Workplaces in the Bay Area. In 2019, we were awarded the Top 10 Best Small and Medium Workplaces; #3 Best Workplaces Technology (Small and Medium); #5 Best Workplaces for Millennials (Small and Medium); and #11 Best Workplaces for Women (Small and Medium) by Great Place to Work. In 2020, we were awarded #1 Best Workplaces in Technology (Small and Medium). As of January 31, 2020, we had 701 employees, representing growth of 65% since January 31, 2019.

Features of our Platform

Asana is a single unified platform that provides clarity at every level of an organization for individuals, team leads, and executives. Powered by a proprietary, multi-dimensional data model called the work graph, which captures and associates units of work, Asana provides dynamic views—List, Calendar, Board, Timeline, Portfolio, Reports—so that individuals can see work data in whatever way makes most sense to them. Any changes made to underlying data through one view is automatically updated in real time to all other views.

Work Graph Hierarchy

Tasks

Tasks are the atomic unit of work within the Asana work graph. Within tasks, users can assign owners, set due dates and times, attach documents, and define custom fields for information about the task so that everyone knows who is doing what by when and has the information needed to complete the work. Custom fields are metadata that help users plan, sort, and organize work. Collaboration including comments, sharing, @-mentions, and image markup are natively built into tasks, ensuring that relevant updates and context stay with the work at hand. Changes in task information made in one view are automatically updated across all views where the task is visible so that users don’t have to re-enter information.

Projects

A project consists of a set of tasks, which can be organized into sections and arranged into dependencies that give teams clarity on plan and process. Projects can be used to accomplish a specific goal, such as delivering a presentation or campaign, or can be used to intake and process requests, such as a help desk or creative production. If the project is a workflow the team normally follows, it can be converted into a template, making it easy to set up a repeatable workflow so that teams do not have to start from scratch or miss any steps.

Portfolios

Portfolio lets users organize projects into one centralized location, acting as the mission control so that team leads and executives have real-time visibility into how work is progressing across projects. Users can add or remove projects, check the status and progress of each project, view priorities, and assign relevant project owners. Individuals can click on any project to see a full summary overview of the project with the ability to edit due dates, view key milestones, link to the tasks and resources available, check or add status updates, and add comments for the team. They can also see all projects within the Portfolio on a Timeline to get a bird’s-eye view of when initiatives are kicking off and when they will be completed. Like many of the views in Asana, the layout of Portfolio can be customized based on individual preference. Portfolios can be made public or private, or can be shared only with specific individuals.

Goals

Goals gives users a centralized place to set goals and track the work needed to achieve them. Goals is a flexible system that supports OKR (Objectives and Key Results) and other goal management methodologies. Users can set and view goals at the organization or team level and can create goal hierarchies to drive alignment across teams. Goals can be associated with Projects and Portfolios, providing executives and team leads a single system to set objectives and track progress. Goals can be made visible to the entire organization so all team members have clarity on the company’s priorities and see how their work contributes to the organization’s success.

Dynamic Views

My Tasks

My Tasks provides a single, clear view of every deliverable and due date assigned to individuals so that they start their day knowing exactly what they need to do, by when. Items can be organized and dragged and dropped into different categories so that individuals can prioritize their part of a project or any process-related tasks.

All individuals have their own My Tasks. Team members can view other team members’ tasks to see what they are working on. Individuals also have the option to create private tasks, which are only visible to themselves and the people they have explicitly added as collaborators.

Inbox

Inbox is the notification center for Asana. It displays updates on all projects that individuals are a member of and tasks that they follow or are assigned so that they can stay on top of the work that matters. Task and project updates—such as when a task is marked complete, a comment is added, or the status of a project is updated—triggers a notification that appears in the Inbox of anyone who follows the task or belongs to the project. Individuals can filter their Inbox based on assigned tasks and @-mentions so they can focus on their top priorities.

List View

The List view of a project lets individuals sort, organize into sections, and filter a list of tasks. Tasks can be dragged and dropped, and filtered and sorted according to what matters most so project teams can see all the work needed to complete a project and easily drill down into details. Keyboard shortcuts can be used to move tasks up or down the list, and a project toolbar allows users to adjust their project view.

Calendar View

Calendar view displays tasks within the project on a calendar based on due date and, optionally, start and end dates, so that individuals can see how many tasks are due within a time period and stay on top of their deadlines. Individuals can contribute tasks to a team calendar, plan their work on a schedule, and then easily drag and drop tasks to make adjustments. Individuals can see their personal task list, all the tasks within a specific project, as well as all tasks across projects relevant to a team on a calendar.

Board View

Boards provide individuals with a kanban-style display. Individuals use boards to plan and organize their work as if they were organizing sticky notes in columns on a wall so that they can quickly visualize the current stage of each task within a workstream. Tasks in the project are represented as cards within the columns and individuals commonly use the columns to represent stages in a workflow. As a task makes its way through the workflow, it moves from the left to the right. The tasks display due dates, assignee, custom fields, and previews of the latest attached files.

Boards can be customized to what matters most to the user, with the ability to add custom fields, filter, and sort by task, assignee, or due date. Additionally, tasks appearing in one board can be added to other projects so that work stays connected and up to date across initiatives without team members having to re-enter information.

Timeline View

Timeline allows teams to create and visualize project plans over time so that individuals can identify bottlenecks and task dependencies and make real-time adjustments as needed. Our Timeline view is more powerful than a static Gantt chart because it is connected to the underlying work and updates dynamically as work progresses. When a deadline shifts, all subsequent deadlines can shift accordingly. Timeline helps ensure work stays on track and all team members have clear visibility over the steps involved and progress towards the end goal.

Timeline is particularly relevant for time-bounded initiatives which have timing and sequencing dependencies. Timeline gives executives and project stakeholders an at-a-glance view of project plans and progress.

Workload

Workload visualizes the work, capacity, and trendline of each team member so that team leads have accurate and up-to-date information into the workload of their team members. The trendline is generated by number of tasks or numerical custom field values such as estimated hours or effort. Team leads can set capacity and be notified when team members are overloaded. Individuals can reallocate work from one team member to another with a drag-and-drop interface.

Automated Workflows

Processes

A process, or workflow, is the sequence of stages a piece of work passes through from initiation to completion. Asana provides pre-made templates for common processes around ongoing work within marketing, design, operations, sales, HR, product, engineering, and IT functions so that individuals and teams have a starting point for planning, managing, and executing their work.

Teams have the ability to create and save custom templates so that they can standardize and provide clarity on all the necessary steps of their unique workflows. Additionally, teams can implement rules to automate repetitive, manual tasks in a workflow, such as auto-assigning a task based on custom field status or moving a task from one column to another in Board view.

Rules

Rules help automate tedious and repetitive tasks so that teams can reduce manual work and spend more time on the work that matters. Individuals can select from suggested pre-built rules from the rules gallery or they can create a custom rule. A rule consists of one or more triggers and actions, enabling an individual to create logic and multiple actions around business scenarios. Actions in third-party applications that are integrated with Asana, such as Outlook, Gmail, and Slack, can also trigger rules, making it easy to automate manual work across applications.

Reporting

Asana provides reporting capabilities that automate and simplify the process of creating status reports and give individuals and teams a searchable history of their work data. Advanced Search allows individuals to specify search parameters to find data and conversations quickly and easily. The work graph enables users to find work based on various attributes, including who is involved, what projects a task may belong to, and even the status of dependencies. Search criteria can be saved as reports, and results can be viewed in a list or calendar.

Integrations

The Asana platform integrates with over 100 third-party applications including:

•	Microsoft apps such as Teams, Outlook, OneDrive, SharePoint, and Power Automate;

•	G-suite apps such as Gmail, Calendar, Chrome, Sheets, and Drive;

•	Functional tools such as Salesforce and Adobe Creative Cloud;

•	Communication apps such as Slack;

•	File sharing apps such as Box and Dropbox;

•	Development apps such as GitHub and Jira; and

•	Reporting apps such as Tableau.

Integrations connect applications to Asana, which provides a central hub for managing work. Teams save time by eliminating the need to switch between various sites and tools. By providing this centralized hub, Asana ensures that work in other tools is tracked and completed.

Integrations with third-party applications are achieved through Asana Connect without sharing any usernames or passwords. Asana Connect enables seamless integration with third-party applications and gives users the ability to manage all of their work streams through a single platform. Asana Connect uses OAuth 2.0, an industry standard for authentication.

Our Technology

The architecture we have built to power Asana is secure and scalable, offering users a customized experience that is easy to navigate while handling complex data management behind the scenes. We designed our systems to allow flexible access to the work graph data, allowing us to build rich new functionality quickly and innovate in the work management space.

Extensible, Efficient Technology Platform

Our cloud-native platform includes proprietary software services built on top of infrastructure provided by Amazon Web Services. We shard customer data in our distributed datastore to scale horizontally and provide high performance, and redundancy across multiple third-party data centers in several locations in the United States and Europe to protect against data loss and provide high availability. The distributed datastore allows flexible indexing across single or multiple attributes of the objects stored in it, thus efficiently supporting a wide variety of queries. Our platform services keep track of connected devices and data requests, automatically sending updates to devices as data is updated. This allows our client software to surface real-time information with minimal data transfer and round-trips to the servers, and provides a fast, responsive experience to our customers.

We provide our software as a service to customers, so the technology we build includes deployment tools to ensure we can publish software updates rapidly and safely, as well as monitoring and automation tools.

Commitment to Security and Privacy

Upholding the trust that we have established with our customers and gaining the trust of new customers remains a priority for us and as a result, we have implemented robust safeguards to protect the security of customer data. Our security program includes conducting risk assessments of all systems and networks that process customer data; monitoring for security events; maintaining incident response, disaster recovery, and business continuity plans that explicitly address and provide guidance to our personnel in furtherance of the security, confidentiality, integrity, and availability of customer data; and having a qualified third party perform security assessments on a periodic basis to test against widely recognized security standards and practices.

We have achieved and actively maintain certification of compliance to the SOC 2 (Type II) information security standard for the controls relevant to security, availability, and confidentiality. Service Organization Controls, or SOC, are standards established by the American Institute of Certified Public Accountants for reporting on internal control environments implemented within an organization. This means that an independent third party has both validated our processes and practices with respect to these criteria and confirmed our ability to maintain compliance with the controls we have implemented. We have built our platform with security features that are designed to be scalable as we develop and introduce new functionality, including but not limited to supporting encryption of user data in transit and at rest within our platform, and implementing strong access controls and multi-factor authentication to prevent unauthorized access to customer data. Additionally, our platform allows customers to implement their own granular access controls by giving them the ability to restrict access on a per task, per project, and per team basis.

In addition to security, we are deeply committed to privacy and to protecting and honoring the privacy rights of our customers. We have established a comprehensive privacy compliance program, aligning our practices with regulations such as the General Data Protection Regulation and the California Consumer Privacy Act, including by delivering periodic training to our employees on privacy best practices, reviewing and mapping the data we collect, use, and share, and creating a customer rights program and response process to honor the requests of our customers exercising their privacy rights. Above all, we strive to be transparent about our privacy practices, independent of legal obligations.

Our Customers

We have customers of all sizes ranging from individuals to global organizations. We define a customer as a distinct account, which could include a team, company, educational or government institution, organization, or distinct business unit of a company, that is on a paid subscription plan, a free version, or a free trial of one of our paid subscription plans. A single organization may have multiple customers. We define a paying customer as a customer on a paid subscription plan. As of January 31, 2020, we had over 75,000 paying customers globally. Of those paying customers, 207 spent $50,000 or more with us on an annualized basis, representing an increase of over 250% from January 31, 2019, and an increase of over 590% from January 31, 2018.

Our current customer base spans numerous industry categories, including technology, retail, education, non-profit, government, healthcare, media, and financial services, and includes many category leaders across these diverse industries. No individual customer represented more than 1% of our revenues in the years ended January 31, 2019 and 2020.

Customer Case Studies

The following are examples of how some of our customers have benefited from using Asana.

Autodesk

Situation: Autodesk creates software for people who make things—from skyscrapers to high-performance cars to smartphones—and has 100+ offices in over 38 countries. Every year, they bring together a global community at Autodesk’s events including numerous industry trade shows as well as user conferences called “Autodesk University (AU)”. To execute all of these events smoothly and ensure a great attendee experience, the Global Customer Events team (“Team”) needed a central tool to manage every detail, task, and deadline.

Solution: Autodesk uses Asana for general work and project management across marketing, sales, and operations. The Team, for example, tracks all of their event timelines and inbound requests in Asana so that everyone in the Team is working from the same information. They use templates in Asana to speed up planning and ensure that critical steps aren’t forgotten—because missing even a small detail can derail an event. Additionally, the Team has overhauled their inbound request process and automated it using Rules. Any other team at Autodesk can now fill out an Asana Form to submit a request, such as live streaming a talk, hosting a VIP event, or promoting a class on the AU website. The Rules automatically assign tasks to teammates, set custom fields, and usher the project through approvals, at which point the request gets a dedicated Asana project. As a result, the Team is now faster when acting on inbound requests, and they’ve reduced human error through this automation. Centralized requests also let the Team see patterns and themes to improve future planning. They also use Portfolios and status updates to monitor progress across projects. By managing work in Asana, the Team has cut down on coordination emails significantly and they execute projects more effectively because information, plans, and deadlines are tracked in one place.

Viessmann

Situation: Viessmann is a leading manufacturer of heating and refrigeration systems with a global workforce of 12,000+ people operating in over 70 countries. As the climate solutions market shifts towards efficient, smart, and remotely accessible systems, Co-CEO Maximilian Viessmann initiated a company-wide digital transformation initiative to improve team agility.

Solution: Viessmann introduced Asana as its foundation for team agility. By using Asana, the company improved the alignment across teams so they are more agile and can proactively respond to changing market needs. Viessmann’s Executive Team captures the most important parts of the company strategy in an Asana project, including high-priority product and organizational changes. By centralizing company-wide announcements, the executive team can provide employees with real-time, easily accessible updates on key initiatives. Moreover, different teams and functions within Viessmann use Asana to collaborate and share information within projects that are accessible to everyone. All project updates are shared with the project followers, allowing them to proactively comment, raise questions, and engage with the work. Many teams, from Marketing to Quality Management to production-related functions, use Asana to manage their incoming requests. Employees submit requests via Asana Forms, which creates tasks in the team’s project. This ensures the team receives the information they need upfront, and all requests are centralized in one place so they can manage their workloads. Additionally, employees can track the progress of their requests, and teams use Rules to automate steps in the fulfillment process. This increased transparency between requesters and teams has improved process efficiency and productivity.

Whale and Dolphin Conservation

Situation: The Whale and Dolphin Conservation (WDC) is the leading international charity solely dedicated to protecting whales and dolphins everywhere. The team needed a one-stop shop to manage projects end-to-end and a tool that could assign tasks to owners clearly and transparently. With teams across four continents and multiple time zones, it had to communicate relevant project details to anyone involved, as well as to those who joined a project later on. Finally, WDC needed software that could track and measure time to help scope out future projects.

Solution: Today, everyone at WDC manages their program work in Asana. The fundraising team tracks opportunities for collaboration with corporate partners; the marketing team has created an activity calendar with social media posts and documentary appearances; and the communications team shares its updates and relevant media snippets to keep everyone up to speed on the latest news. After establishing new workflows with Asana, the teams noticed it took 25% less time to produce Whale & Dolphin, their magazine for supporters. Moving meeting agendas to Asana resulted in shorter meetings that were laser-focused on decision-making because much of the agenda had been addressed before gathering in person. It was also easier to reflect on the successes and challenges of projects, paving smoother paths for the next time around. In particular, cross-departmental projects were improved significantly as colleagues were able to easily move in and out of projects, saving time on ramp-up and eliminating knowledge gaps. The organizational culture has also undergone its own transformation: teams now better understand how their work relates to WDC’s larger goals, since it is easy to divvy up tasks in Asana and see each teammate’s specific contribution. They feel strongly aligned with the organization’s mission and proud of their personal impact.

SiteMinder

Situation: SiteMinder provides guest booking technology to more than 35,000 hotels across 160 countries. In 2018, the company generated over 87 million reservations worth over $28 billion in revenue for hotels. The team realized there was an opportunity to increase transparency and alignment around company objectives to help scale its global business. OKRs were tracked in spreadsheets, which made them difficult to access and required manual updating. Collaboration between departments and international offices was also tricky as information was not accessible, which made delegating and tracking work difficult, especially for teams spread across time zones. Teams across SiteMinder found they were wasting time looking for the right information, updating documents, and coordinating work.

Solution: SiteMinder uses Asana to improve company alignment with transparent OKRs. Teams use projects and tasks to collaborate seamlessly between departments and internationally. SiteMinder’s leadership is now more aligned across top priorities, and the broader team knows the key areas of focus. Because work is more transparent, it is clear who is responsible and what is at risk if that work is not completed on time. SiteMinder was also able to make its global billing and collections processes more accurate, with recurring tasks set in Asana to ensure quality assurance and that critical steps involving invoices are not missed. This has enabled the team to distribute work more evenly and share knowledge across time zones. Large, cross-functional business projects involving more than two departments are managed in Asana. With more than 10 projects and programs running concurrently, the team has better visibility into plans, responsibilities, and deadlines.

G2

Situation: G2 is a B2B software and services review platform that serves millions of software buyers and vendors around the world. G2’s marketing team faced a lack of transparency around campaign needs, responsibilities, and deadlines, causing work to fall through the cracks. Knowledge and information sharing was manual and time-consuming because data lived in siloed tools like email. Marketing leadership was forced to rely on hundreds of hours of status update meetings because there was no way to monitor work happening across the team.

Solution: G2 uses Asana as a company-wide tool to help them successfully scale and execute their programs and campaigns so they could hit their traffic, review, and revenue goals. The marketing team organizes, tracks, and manages everything in Asana—strategic planning, program plans, and every campaign and activity, so they know how they are performing and tracking towards their top three metrics: traffic, reviews, and revenue. Now that the marketing team has clarity on responsibilities for every initiative, visibility into the status of work, and standard processes for routine campaigns and projects, they are able to 1) optimize team processes and workflows to launch campaigns two times faster, 2) quickly onboard new teammates because historical context, processes, and work are all in one place, and 3) hit their goals because critical work does not fall through the cracks and team members are not wasting time looking for the information they need.

Fireclay Tile

Situation: Fireclay Tile is a leading tile vendor founded in 1986. The marketing team faced siloed information in email and spreadsheets, which made it difficult to collaborate with cross-functional teams and external partners. Marketing processes lacked standardization, which meant the team had to start every new campaign from scratch. Team members were also spending too much time answering emails or attending inefficient meetings and not enough on execution. All of these inefficiencies led to work falling through the cracks, resulting in missed deadlines and delayed campaigns. The marketing team also struggled to provide company leadership with real-time insights into campaign development.

Solution: Fireclay Tile uses Asana to centralize, standardize, and manage all of their work-from strategic planning to team meetings. Asana has become the marketing team’s system of record, where they manage everything from strategic planning to email newsletter production. Once their strategy is set for the year, it gets translated into a master marketing calendar in Asana. Marketing initiatives such as major campaigns, product launches, and partnerships are then built out in projects using templates the team created to standardize all their processes. With Asana, the marketing team was able to increase brand awareness by four times since moving their marketing processes into Asana, execute twice as many marketing activities by planning and executing work in Asana, save an estimated 50 hours per week on emails and in meetings, and cut campaign planning time by 50%. After seeing the positive impact using Asana had on the marketing team, other departments at Fireclay Tile were eager to adapt it to their workflows as well. Now the whole company is using Asana to manage every aspect of the business to drive scale and efficiency.

Sales and Marketing

We employ a hybrid go-to-market approach, combining a self-service model with direct sales efforts. We are focused on landing teams worldwide and expanding across use cases, both within and between organizations, to ensure the success of our customers. This in turn creates positive word-of-mouth marketing, driving adoption, expansion and ultimately our business results.

Self-Service Model

A majority of our paying customers initially adopt our platform through self-service and free trials. To demonstrate the value of our platform to potential paying customers, we provide free trials of our paid Asana Premium and Business offerings in addition to our free Basic offering for teams of up to 15 people. As individuals, teams and their guests realize the productivity benefits we provide, Asana becomes an increasingly integral part of their day-to-day work and critical to helping them achieve their objectives.

Direct Sales

In conjunction with our self-service model, we have a targeted direct sales team focused on promoting new use cases and expanding our footprint within our existing customer base. Our direct sales force has a global presence, and consists primarily of solutions sales teams focused primarily on strategic accounts with expansion opportunities including department-specific and organization-wide use cases such as employee onboarding and goal setting. Our direct sales team has nearly doubled in size since January 31, 2019.

Marketing and Customer Success

We market our platform through owned properties, such as our website and social media channels, media coverage, paid acquisition, and word of mouth to promote discovery and adoption. Our customers also have the ability to invite external parties to collaborate on specific Asana projects, which supports viral adoption of our platform.

Our dedicated efforts to deliver remarkable customer and community experiences creates success stories that drive word of mouth. We offer on-demand education available in-product and online, and via live learning courses as well as robust customer support available in six languages. We also offer our customers the option to partner with a list of managed service providers, consulting firms, and system integrators to help customize their account, onboard teams and run onsite training.

Our global community of customers and experts, Asana Together, connects customers, both online and offline, and creates champions. Through Asana Together, customers have access to our community Forum to ask questions and connect with peers. We also certify and support Asana Ambassadors (go-to enthusiasts who assist with and promote adoption within their networks) and Certified Pros (independent third-party Asana consultants who offer their services for a discretionary fee to help teams make the most of their experience on our platform). Through Asana Together, we have hosted multiple in-person events on five different continents.

Research and Development

Key to our success is the time, attention and investment we place on continued innovation in our platform. We will continue to invest in expanding our product offerings and enhancing the features and functionality of our platform, particularly in the areas of integrations, automation, functional workflows, security, and organization-wide use cases. We leverage the breadth of our customer base, and the diverse ways in which they use our platform, to recognize their needs quickly and guide future innovation. Further, we ourselves are users—all of our employees are committed to using Asana internally, every single day—ensuring our entire organization is in touch with the platform’s capabilities and can rapidly identify or suggest improvements. Our research and development team is responsible for the design, development, testing, and delivery of solutions for our platform. Since January 31, 2019, we have grown our engineering department by over 80% to drive product innovation.

Our Competition

The market for work management platforms is increasingly competitive, fragmented and subject to rapidly changing technology, shifting user and customer needs, new market entrants, and frequent introductions of new products and services. We compete with companies that range in size, from large and diversified with significant spending resources to smaller companies. The work management solutions market is rapidly evolving and highly competitive, with relatively low barriers to entry, and in the future there will likely be an increasing number of similar solutions offered by additional competitors. Our competition addresses the project management and work management categories, including, but not limited to, solutions around email, messaging, and spreadsheets. Our competitors fall into the following groups: companies specifically offering work management solutions; companies offering productivity suites; and companies specializing in vertical solutions.

We believe we compete favorably based on the following competitive factors:

•	adaptability to a broad range of use cases;

•	features and functionality of platform capabilities;

•	developments and enhancements of work management solutions;

•	customer service and support efforts;

•	efficient hybrid go-to-market model;

•	ease of use, performance, price, and reliability of solutions;

•	scalability and security;

•	brand strength; and

•	ability to create easy to use integrations for, and robust, effective partnerships with, other larger enterprise software solutions and tools.

Intellectual Property

Our intellectual property is an important aspect of our business. To establish and protect our proprietary rights, we rely upon a combination of patent, copyright, trade secret and trademark laws, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements. We maintain a policy requiring our employees, contractors, consultants, and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures, and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. Furthermore, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions. Moreover, our platform incorporates software components licensed to the general public under open source software licenses. We obtain many components from software developed and released by contributors to independent open source components of our platform. Open source licenses grant licensees broad permissions to use, copy, modify, and redistribute our platform. As a result, open source development and licensing practices can limit the value of our software copyright assets.

As of January 31, 2020, we had been granted five U.S. patents, had 19 U.S. patent applications pending, and one notice of allowance. Our issued patents expire between January 2031 and December 2034. We have not applied for patents in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property. We pursue the registration of our domain names, trademarks, and service marks in the United States and in certain locations outside the United States.

Our Facilities

Our current corporate headquarters, consisting of approximately 110,000 square feet of office space in San Francisco, California, is leased through October 2021. In February 2019, we entered into a new lease agreement, pursuant to which we will lease office space located in San Francisco, California consisting of 265,890 square feet for an initial term of 148 months commencing in May 2020. This new office building will house our new corporate headquarters, which we expect to begin occupying in the first quarter of fiscal 2022.

We lease additional offices in multiple locations in the United States and internationally, including in Dublin, London, Munich, New York, Reykjavik, Sydney, Tokyo, and Vancouver.

We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Our Employees

As of January 31, 2020, we had 701 full-time employees. Of these employees, 573 were in the United States and 128 were in our international locations. None of our employees is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages. We consider our relationship with our employees to be good.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees, we may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers, key employees, and directors as of June 30, 2020:

Name	Age	Position(s)
Executive Officers

Dustin Moskovitz	36	Co-Founder, President, Chief Executive Officer, and Chair

Chris Farinacci	52	Chief Operating Officer

Eleanor Lacey	53	General Counsel and Corporate Secretary

Tim Wan	49	Chief Financial Officer

Key Employees

Anna Binder	47	Head of People

Alex Hood	44	Head of Product

Oliver Jay	36	Head of Sales and Business Development

Dave King	40	Head of Marketing

Prashant Pandey	43	Head of Engineering

Non-Employee Directors

Sydney Carey(1)(2)	55	Director

Matthew Cohler(1)(3)	43	Director

Adam D’Angelo(2)	35	Director

Lorrie Norrington(1)(3)	60	Director

Anne Raimondi(2)(3)*	48	Director

Justin Rosenstein	37	Co-Founder and Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
*	Lead independent director.

Executive Officers

Dustin Moskovitz co-founded Asana and has served as a member of our board of directors since December 2008, as our Chief Executive Officer since October 2010, as our President since February 2019, and as our Chair since December 2019. Previously, Mr. Moskovitz served as our Chief Financial Officer from February 2009 to January 2017, and as our Secretary from February 2009 to October 2017. Prior to Asana, Mr. Moskovitz co-founded Facebook, Inc., a social media and networking company, and from February 2004 to November 2008, he served in a variety of senior roles, including Chief Technology Officer and Vice President of Engineering. Mr. Moskovitz attended Harvard University where he studied economics.

We believe that Mr. Moskovitz is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our Chief Executive Officer and a co-founder and due to his extensive experience managing technology companies.

Chris Farinacci has served as our Chief Operating Officer since September 2015. Prior to joining Asana, Mr. Farinacci served as Senior Director of Marketing for Google for Work and Google for Education, Alphabet

Inc.’s enterprise and education businesses, from January 2011 to September 2015. From May 2009 to December 2010, Mr. Farinacci served as Chief Marketing Officer at Hara Software, Inc., an environmental and energy management software company. Prior to that, he served as Vice President, Application Marketing at Oracle Corporation, a provider of business software, from October 2007 until April 2009. Mr. Farinacci holds a B.S. in mechanical engineering from The Ohio State University.

Eleanor Lacey has served as our General Counsel since July 2019 and as our Corporate Secretary since September 2019. Prior to joining Asana, from November 2016 to July 2019, Ms. Lacey was with Sophos, Inc., an affiliated entity of Sophos Group plc, a security software and hardware company, most recently serving as Executive Vice President and Chief Legal Officer, and served as Group Company Secretary at Sophos Group plc. From July 2012 to November 2016, Ms. Lacey led the legal department of SurveyMonkey, Inc., an affiliated entity of SVMK Inc., a SaaS survey company, serving as Vice President, General Counsel, and Corporate Secretary from July 2012 to August 2016, and as Senior Vice President, General Counsel, and Corporate Secretary from August 2016 to November 2016. Ms. Lacey holds a B.A. in English literature and history from the University of Massachusetts, Amherst and a J.D. from Yale Law School.

Tim Wan has served as our Chief Financial Officer since January 2017, and he previously served as our Secretary from May 2018 to September 2019. Prior to joining Asana, Mr. Wan served as the Chief Financial Officer of Apigee Corporation, an API platform technology company, from March 2015 to January 2017. From June 2000 to February 2015, Mr. Wan served in a variety of senior roles at RealNetworks, Inc., a digital media and applications company, including as Senior Vice President, Chief Financial Officer, and Treasurer from April 2012 to February 2015, Vice President, Finance from September 2009 to April 2012, and various leadership positions from June 2000 to August 2009. Additionally, Mr. Wan has served on the board of directors of RealNetworks, Inc. since December 2019. Mr. Wan holds a B.A. in economics from the University of California, Los Angeles and an M.B.A. from the University of Southern California.

Key Employees

Anna Binder has served as our Head of People since May 2016. Prior to joining Asana, Ms. Binder was the Vice President of People at MuleSoft, Inc., a software company, from August 2014 to February 2016. From May 2010 to June 2013, Ms. Binder served as Vice President of Client Services and Human Resources at ReadyForce, Inc., an information technology and services company, and before that, as the VP, People at IronPort Systems, Inc., an email and web security products provider acquired by Cisco Systems in 2007. Ms. Binder holds a B.A. in political science from the University of Oregon and an M.B.A. from IESE Business School at the University of Navarra in Barcelona, Spain. Ms. Binder has served on the Board of Directors of The Women’s Building in San Francisco since March 2020.

Alex Hood has served as our Head of Product since January 2018. Prior to joining Asana, Mr. Hood served as the Vice President of Product Management and Small Business Segment Leader at Intuit Inc., a business and financial software company, from January 2016 to October 2017. From March 2014 to December 2015, Mr. Hood served as the Vice President of Products at TubeMogul Inc., an advertising software company. Mr. Hood holds a B.A. in economics and international relations from American University and an M.B.A. from Haas School of Business at the University of California, Berkeley.

Oliver Jay has served as our Head of Sales and Business Development since November 2016. Prior to joining Asana, Mr. Jay was Head of APAC & LATAM at Dropbox, Inc., a file hosting service company, from January 2014 to April 2016, and Head of Online Sales & Inside Sales from September 2012 to January 2014. From August 2011 to September 2012, Mr. Jay served as Sales & Partnerships Principal at Scientific Conservation, Inc., an analytics software company. Mr. Jay holds a B.A. in Philosophy, Politics & Economics from the University of Pennsylvania and an M.B.A. from Harvard Business School.

Dave King has served as our Head of Marketing since May 2017. Prior to joining Asana, Mr. King was Vice President of Marketing at Percolate Inc., a marketing software company, from October 2015 to January 2017.

From February 2013 to February 2015, Mr. King led marketing teams at Highfive, Inc., a video conferencing company, and Salesforce.com, a customer relationship management software company, from June 2008 to October 2012. Mr. King holds a B.S. in psychology from Duke University and an M.B.A. from Stanford Graduate School of Business.

Prashant Pandey has served as our Head of Engineering since July 2015, and previously as our Head of Infrastructure since May 2014. Prior to joining Asana, Mr. Pandey served as an Engineering Leader at Amazon.com, Inc., a multinational technology company, from October 2012 to May 2014. Mr. Pandey holds a Bachelor of Technology in computer science from the Birla Institute of Technology and Science, Pilani and an M.S. in computer science from the University of Illinois, Urbana Champaign.

Non-Employee Directors

Sydney Carey has served as a member of our board of directors since July 2019. Since November 2018, Ms. Carey has served as the Chief Financial Officer of Sumo Logic, Inc., a data analytics company. From December 2017 to October 2018, Ms. Carey served as the Chief Financial Officer for Duo Security, Inc., a software security company. From June 2016 to December 2017, she served as the Chief Financial Officer of Apttus Corporation, a business-to-business software company. From February 2015 to June 2016, she served as the Chief Financial Officer of Zscaler, Inc., an information security company, and from April 2013 to February 2015, she served as the Chief Financial Officer of MongoDB Inc., a software company. Ms. Carey served as a member of the board of directors of Bazaarvoice, Inc. from April 2012 to September 2017, and Proofpoint, Inc. from January 2014 to March 2015. Ms. Carey holds a B.A. in economics from Stanford University.

We believe that Ms. Carey is qualified to serve as a member of our board of directors because of her extensive finance background, including service as a chief financial officer of several companies, her experience as a director of public companies, and her knowledge of our industry.

Matthew Cohler has served as a member of our board of directors since November 2009. Mr. Cohler has been a Partner at Benchmark Capital, a venture capital firm, since June 2008. Before Benchmark Capital, Mr. Cohler served as the Vice President of Product Management at Facebook, Inc., a social media and networking company, from 2005 to June 2008, and as the Vice President of LinkedIn Corporation, an internet software company, from 2003 to 2005. Mr. Cohler previously served on the boards of directors of Domo, Inc. from July 2011 to March 2019, and Uber Technologies, Inc. from June 2017 to July 2019. Mr. Cohler holds a B.A. in music from Yale University.

We believe that Mr. Cohler is qualified to serve as a member of our board of directors because of his extensive experience as an executive and board member of many technology, high-growth, consumer and digital companies, his investment experience, and his knowledge of our industry.

Adam D’Angelo has served as a member of our board of directors since December 2008. Mr. D’Angelo founded Quora Inc., a question-and-answer website, and since June 2009, has served as its Chief Executive Officer. From June 2005 to June 2008, Mr. D’Angelo served in a variety of senior roles at Facebook, Inc., a social media and networking company, including Chief Technology Officer, from November 2006 to June 2008. Mr. D’Angelo holds a B.S. in computer science from the California Institute of Technology.

We believe that Mr. D’Angelo is qualified to serve as a member of our board of directors because of his significant knowledge of and history with our company, his extensive experience as an executive and board member of technology companies, and his knowledge of our industry.

Lorrie Norrington has served as a member of our board of directors since July 2019. Ms. Norrington has served as an operating partner of Lead Edge Capital LLC, a growth equity investment firm, since October 2012. Ms. Norrington previously served in several senior management roles at eBay Inc., a multinational e-commerce publicly-traded company, from July 2006 to September 2010, including President of Global eBay Marketplaces, Chief Operating Officer of eBay Marketplaces, and President of eBay International. Ms. Norrington currently serves on the boards of directors of Autodesk, Inc., HubSpot, Inc., Colgate-Palmolive Company, and Eventbrite, Inc., and she also previously served on the board of directors of DirectTV from February 2011 to August 2015. Ms. Norrington holds a B.A. in business administration from the University of Maryland, College Park and an M.B.A. from Harvard University.

We believe that Ms. Norrington is qualified to serve as a member of our board of directors because of her extensive experience as an executive and board member of many publicly-traded companies, including her business acumen and extensive global expertise, and her knowledge of our industry.

Anne Raimondi has served as a member of our board of directors since February 2019 and as our lead independent director since December 2019. Ms. Raimondi has served as the Chief Customer Officer of Guru Technologies, Inc., a knowledge management solution company, since May 2019. Prior to joining Guru, from August 2013 to November 2017, Ms. Raimondi served several roles at Zendesk, Inc., a customer service platform provider, including as Senior Vice President, Strategy, Senior Vice President, Operations, and Vice President, People Operations. Ms. Raimondi has also served on the board of directors of several other companies, including SendGrid, Inc. from February 2018 to February 2019, and Bloc, Inc. from June 2017 to April 2018. Ms. Raimondi holds a B.A. in economics and sociology and an M.B.A. from Stanford University.

We believe that Ms. Raimondi is qualified to serve as a member of our board of directors because of her extensive experience as an executive and board member of many technology, high-growth companies and her knowledge of our industry.

Justin Rosenstein co-founded Asana and has served as a member of our board of directors since December 2008. Mr. Rosenstein served as our Chief Executive Officer from February 2009 to October 2010, and as our President from October 2010 to February 2019. Previously, Mr. Rosenstein served as an Engineer and Engineering Manager at Facebook, Inc., a social media and networking company, from May 2007 to November 2008, and as a Product Manager at Google Inc., a multinational technology company, from March 2004 to April 2007. Mr. Rosenstein holds a B.S. in mathematics from Stanford University.

We believe that Mr. Rosenstein is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our co-founder and former President.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of Our Board of Directors

Pursuant to a voting agreement, Messrs. Cohler, Moskovitz, Rosenstein, and D’Angelo have been designated to serve as members of our board of directors. Mr. Cohler was designated as a representative of holders of our Series A preferred stock, and Mr. Moskovitz and Mr. Rosenstein were each designated as a representative of the holders of the common stock and Series 1 preferred stock. Mr. D’Angelo was designated by unanimous consent of Mr. Moskovitz and Mr. Rosenstein. Mmes. Carey, Raimondi, and Norrington were appointed by our board of directors as independent directors. The provisions of the voting agreement by which the directors are currently elected will terminate, and there will be no contractual obligations regarding the election of our directors, upon the effectiveness of the registration statement of which this prospectus forms a part.

After the effectiveness of the registration statement of which this prospectus forms a part, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated bylaws and amended and restated certificate of incorporation that will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation, which will be in effect upon the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting of stockholders following election. Our directors will be divided among the three classes as follows:

•

the Class I directors will be             ,             , and             , and their terms will expire at our first annual meeting of stockholders following the effectiveness of the registration statement of which this prospectus forms a part;

•

the Class II directors will be              and             , and their terms will expire at our second annual meeting of stockholders following the effectiveness of the registration statement of which this prospectus forms a part; and

•

the Class III directors will be              and             , and their terms will expire at our third annual meeting of stockholders following the effectiveness of the registration statement of which this prospectus forms a part.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Mmes. Carey, Norrington, and Raimondi and Messrs. Cohler and D’Angelo do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Sydney Carey, Matthew Cohler, and Lorrie Norrington. Our board of directors has determined that each member of the audit committee satisfies the independence requirements under the listing standards of the NYSE and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Ms. Carey. Our board of directors has determined that Mmes. Carey and Norrington are each an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience or the nature of his or her employment.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control, and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as required, pre-approving audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable listing standards of the NYSE.

Compensation Committee

Our compensation committee consists of Sydney Carey, Adam D’Angelo, and Anne Raimondi. The chair of our compensation committee is Ms. Raimondi. Our board of directors has determined that each member of the compensation committee is independent under the listing standards of the NYSE, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs, and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate.

Specific responsibilities of our compensation committee include:

•	reviewing, approving, and determining, or recommending to our board of directors, the compensation of our chief executive officer and other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending, and terminating, or recommending to our board of directors, incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective prior to the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable listing standards of the NYSE.

Nominating and Governance Committee

Our nominating and corporate governance committee consists of Matthew Cohler, Lorrie Norrington, and Anne Raimondi. The chair of our nominating and governance committee is Ms. Norrington. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the listing standards of the NYSE.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and leadership of our board of directors and its committees;

•	reviewing, developing, and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable listing standards of the NYSE.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that will apply to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, our code of business conduct and ethics will be available under the Corporate Governance section of our website at https://asana.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the NYSE concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

The following table sets forth information regarding the compensation earned or paid to our directors during fiscal 2020, other than Dustin Moskovitz, our Chief Executive Officer, and Justin Rosenstein, who served as our

President until February 2019. Neither Mr. Moskovitz nor Mr. Rosenstein received any additional compensation for service as a director for fiscal 2020. The compensation of Mr. Moskovitz, as a named executive officer, is set forth below under “Executive Compensation—Summary Compensation Table.”

Name	Option Awards(1)	Total
Sydney Carey(2)	$217,061	$217,061
Matthew Cohler	—	—
Adam D’Angelo	—	—
Colin le Duc(3)	—	—
Anne Raimondi(4)	106,340	106,340
Lorrie Norrington(5)	217,061	217,061

(1)

The amounts reported in these columns represent the aggregate grant-date fair value of equity awards granted under our Amended and Restated 2012 Stock Plan to our directors during fiscal 2020, as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in these columns are set forth in Note 11 to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in these columns reflect the accounting cost for these equity awards and do not correspond to the actual economic value that may be received by our directors from the equity awards. As of January 31, 2020, none of our non-employee directors held any equity awards other than Mmes. Carey, Raimondi, and Norrington who each held 50,000 shares of restricted stock acquired upon exercise of stock options, of which 43,750, 37,500, and 43,750 shares, respectively, were unvested as of January 31, 2020 and subject to repurchase by us.

(2)	Ms. Carey was appointed to our board of directors in July 2019.
(3)	Mr. le Duc resigned from our board of directors in November 2019.
(4)	Ms. Raimondi was appointed to our board of directors in February 2019.
(5)	Ms. Norrington was appointed to our board of directors in July 2019.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have granted equity awards to certain non-employee directors for their service on our board of directors. In connection with the appointment of each of Ms. Carey, Ms. Norrington, and Ms. Raimondi to our board of directors, we granted the director an early-exercisable option to purchase 50,000 shares of our common stock with an exercise price per share equal to $4.02, $4.02, and $3.70, respectively. Each option vests and becomes exercisable in equal monthly installments over four years from the date the director was appointed to our board, subject to continued service on our board of directors.

We also have reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. We anticipate adopting a formal compensation policy for our non-employee directors to provide cash and equity compensation to them following effectiveness of the registration statement of which this prospectus forms a part.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information concerning all plan and non-plan compensation awarded to, earned by, or paid to our Chief Executive Officer and each of our two other most highly compensated officers, whom we collectively refer to as “named executive officers,” during fiscal 2020.

Name and Principal Position	Fiscal Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	Total
Dustin Moskovitz President, Chief Executive Officer, and Chair	2020	$1	$—	$—	$1

Eleanor Lacey(3) General Counsel and Corporate Secretary	2020	$185,769	$1,736,491	$62,754	$1,985,014

Tim Wan Chief Financial Officer	2020	$333,333	$414,424	$180,600	$928,357

(1)

The amounts reported in this column represent the aggregate grant date fair value of the stock options granted under our Amended and Restated 2012 Stock Plan to our named executive officers in fiscal 2020 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in this column are set forth in Note 11 to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the accounting value for these equity awards and may not correspond to the actual economic value that may be received by our named executive officers from the equity awards.

(2)	The amount disclosed represents the executive officer’s total bonuses earned for fiscal 2020, as described below under “—Non-Equity Incentive Plan Compensation—Fiscal 2020 Executive Incentive Plan.”
(3)	Ms. Lacey commenced employment with us in July 2019.

Outstanding Equity Awards at Year-End Table

The following table provides information regarding the outstanding stock option awards held by our named executive officers as of January 31, 2020.

			Option Awards				Stock Awards
	Grant Date(1)		Number of Securities Underlying Unexercised Options		Exercise Price	Expiration Date	Number of Shares that Have Not Vested	Market Value of Shares that Have Not Vested(2)
Name			Exercisable	Unexercisable
Dustin Moskovitz	—		—	—	—	—	—	—
Eleanor Lacey	7/30/2019	(3)	375,000	—	$4.02	7/29/2029	25,000	$326,000
Tim Wan	5/3/2017	(4)	1,145,899	—	$1.60	5/02/2027	—	—
	4/29/2019	(5)	189,660	—	$3.70	4/28/2029	—	—

(1)

All of the outstanding equity awards were granted under our Amended and Restated 2012 Stock Plan and are subject to acceleration of vesting as described in “—Employment, Severance, and Change of Control Arrangements” below. All of the outstanding stock options were immediately exercisable as of the date of grant, with any unvested shares acquired on exercise subject to a right of repurchase in favor of us at the original exercise price that lapses in accordance with the vesting schedule of the related option.

(2)

The amounts represent the number of unvested shares acquired on exercise of an option subject to a right of repurchase by us multiplied by the value of a share of our Class A common stock on January 31, 2020, as determined by our board of directors, which was $13.04.

(3)

1/4th of the shares initially subject to the option will vest on July 22, 2020 and an additional 1/48th of the initial shares will vest monthly thereafter, subject to continued service to us as of each vesting date.

(4)	1/4th of the shares subject to the option vested on January 17, 2018 and an additional 1/48th of the shares vest monthly thereafter, subject to continued service to us as of each vesting date.
(5)	1/24th of the shares subject to the option will vest on March 1, 2021 and an additional 1/24th of the shares vest monthly thereafter, subject to continued service to us as of each vesting date.

Employment, Severance, and Change of Control Arrangements

Offer Letters and Employment Agreements

We have entered into offer letters with Mr. Moskovitz, Ms. Lacey, and Mr. Wan. Each of these arrangements provide for at-will employment and generally include the named executive officer’s initial base salary and, in the cases of Ms. Lacey and Mr. Wan, an indication of eligibility for an annual cash incentive award opportunity, and an initial grant of equity awards. In addition, each of our named executive officers has executed our standard confidential information and invention assignment agreement. As discussed in “—Potential Payments upon Termination or Change of Control” below, under our offer letters with Ms. Lacey and Mr. Wan, we have agreed to accelerate the vesting of equity awards if we terminate her or him, as the case may be, under certain circumstances.

Potential Payments upon Termination or Change of Control

Our offer letters with Ms. Lacey and Mr. Wan provide that if the executive officer is terminated (A) upon the consummation of, or within 12 months following, a change in control transaction and (B) by us without cause or as a result of her or his resignation for good reason, then 100% of the then unvested shares subject to her or his equity awards will immediately vest and become exercisable upon the date of such termination; provided, however, if our successor or any affiliate of such successor does not agree to assume, substitute, or otherwise continue the equity awards at the time of a change in control transaction, and she or he does not voluntarily resign in connection with such change in control transaction without good reason, then 100% of the then unvested shares subject to her or his equity awards shall fully vest and become exercisable immediately prior to, and contingent upon, the consummation of such change in control transaction.

Executive Severance Plan

In connection with the effectiveness of the registration statement of which this prospectus forms a part, we adopted an Executive Severance and Change in Control Benefit Plan, or the executive severance plan, in which our named executive officers, and certain other executives and key employees, will participate. Our executive severance plan provides that upon (i) a termination of an eligible participant’s employment with us that is effected by us without “cause,” as defined in the executive severance plan or (ii) a resignation by an eligible participant for “good reason,” as defined in the executive severance plan, in each case outside of the change in control period (i.e., the period beginning three months prior to the date on which a “change in control,” as defined in the executive severance plan, becomes effective and ending eighteen months following the effective date of such change in control), an eligible participant will be entitled to receive, subject to, among other things, the execution and delivery of an effective release of claims in our favor, (i) a lump sum cash payment equal to one-third of the sum of the eligible participant’s (a) annual base salary and (b) target annual bonus (if applicable) for the year in which the termination date occurs, (ii) a lump sum cash payment equal to four months of our contribution towards health insurance, and (iii) accelerated vesting of certain outstanding and unvested time-based vesting equity awards held by such participant.

The executive severance plan also provides that upon (i) a termination of an eligible participant’s employment with us that is effected by us without cause, or (ii) a resignation by an eligible participant for good reason, in each case within the change in control period, the eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to, among other things, the execution and delivery of an effective release of claims in our favor, (i) a lump sum cash payment equal to 12 months of base salary plus target annual bonus (if applicable), (ii) a lump sum cash payment equal to the eligible participant’s prorated target annual bonus (if applicable), (iii) a lump sum cash payment equal to 12 months of our contribution towards health insurance, and (iv) accelerated vesting of certain outstanding and unvested equity awards held by such participant; provided, that any unvested and outstanding equity awards subject to performance conditions will be deemed satisfied at target levels specified in the applicable award agreements.

The payments and benefits provided under the executive severance plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the recipient.

Non-Equity Incentive Plan Compensation

Fiscal 2020 Executive Incentive Plan

We approved an executive incentive plan for our executive leadership team for fiscal 2020, or the FY2020 Bonus Plan. Each participant in the FY2020 Bonus Plan was eligible to receive cash bonuses based on the achievement of certain financial and strategic goals. In addition, to be eligible to earn a bonus under the FY2020 Bonus Plan, a participant had to remain continually employed by, and in good standing with, us through the applicable bonus payment date. Ms. Lacey, our General Counsel and Corporate Secretary, and Mr. Wan, our Chief Financial Officer, participated in our FY2020 Bonus Plan and earned cash bonuses totaling $62,754 and $180,600, respectively, thereunder.

Employee Benefit Plans

The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2020 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2020 Equity Incentive Plan, or 2020 Plan, on            , 2020 and on            , 2020, respectively. The 2020 Plan will become effective, and no stock awards may be granted under the 2020 Plan until immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Stock Awards. The 2020 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, RSU awards, performance-based stock awards, and other forms of equity compensation, which are collectively referred to as stock awards. Additionally, the 2020 Plan provides for the grant of performance cash awards. ISOs may be granted only to our employees and to any of our parent or subsidiary corporation’s employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants of ours and any of our affiliates.

Share Reserve. Initially, the aggregate number of shares of our Class A common stock that may be issued pursuant to stock awards under the 2020 Plan is              shares. The maximum number of shares that may be issued upon the exercise of ISOs under our 2020 Plan is              shares. Additionally, the number of shares of our Class A common stock reserved for issuance under the 2020 Plan will automatically increase on the first day of each fiscal year for 10 years, starting February 1, 2021 (assuming the 2020 Plan becomes effective in fiscal 2021) and ending on and including February 1, 2030, in an amount equal to the least of (1)     % of the total number of shares of our capital stock outstanding on the last day of the prior fiscal year, (2)              shares, or (3) a number of shares approved by our board of directors.

If a stock award granted under the 2020 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our Class A common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2020 Plan. In addition, the following types of shares under the 2020 Plan may become available for the grant of new stock awards under the 2020 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2020 Plan may be previously unissued shares or reacquired shares bought by us on the open market.

The maximum number of shares of Class A common stock subject to stock awards granted under the 2020 Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on the board of directors, will not exceed $             in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our board of directors, $            .

Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2020 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, (2) determine the number of shares of Class A common stock to be subject to such stock awards, and (3) specify the other terms and conditions, including the strike price or purchase price and vesting schedule, applicable to such awards. Subject to the terms of the 2020 Plan, our board of directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards, including the period of their exercisability and the vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price, or purchase price of stock awards granted, and the types of consideration to be paid for the stock award.

The plan administrator has the authority to modify outstanding stock awards under our 2020 Plan. Subject to the terms of our 2020 Plan, the plan administrator has the authority, without stockholder approval, to reduce the exercise, purchase, or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash, or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. ISOs and NSOs are evidenced by stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Options granted under the 2020 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2020 Plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than cause, the option holder may exercise any vested options at any time prior to the expiration of the applicable option’s maximum term. In the event of a termination for cause, options generally terminate immediately. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of our Class A common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft, or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our Class A common stock previously owned by the option holder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An option holder may designate a beneficiary, however, who may exercise the option following the option holder’s death.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our Class A common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are evidenced by restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft, or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Class A common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule as determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. RSU awards are evidenced by RSU award agreements adopted by the plan administrator. RSU awards may be granted in consideration for any form of legal consideration or for no consideration. An RSU award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the RSU award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU award. Rights under an RSU award may be transferred only upon such terms and conditions as set by the plan administrator. RSU awards may be subject to vesting as determined by the plan administrator. Except as otherwise provided in the applicable award agreement, RSUs that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are evidenced by stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount in cash or stock equal to (1) the excess of the per share fair market value of our Class A common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of Class A common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2020 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2020 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term will be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Unless the plan administrator provides otherwise, stock appreciation rights generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. A stock appreciation right holder may designate a beneficiary, however, who may exercise the stock appreciation right following the holder’s death.

Performance Awards. Our 2020 Plan permits the grant of performance-based stock and cash awards. The performance goals may be any measure of performance selected by our board of directors or a committee thereof for the performance period.

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise in the award agreement at the time the award is granted or in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any items that are unusual in nature or occur infrequently as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our Class A common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination, or exchange of shares or other similar corporate change, or any distributions to Class A common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, we retain the discretion to adjust or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our Class A common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2020 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and number of shares that may be issued upon the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of certain specified significant corporate transactions, any surviving corporation or acquiring corporation (or its parent company) may assume or continue any or all awards outstanding under the 2020 Plan or may substitute similar awards for awards outstanding under the 2020 Plan. For the purposes of the 2020 Plan, an award will be considered assumed, continued or substituted if, following the corporate transaction, the award confers the right to purchase or receive, for each share subject to the award immediately prior to the corporate transaction, the consideration (whether stock, cash or other property) received in the corporate transaction by holders of shares for each share of Class A common stock held on the effective time of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Class A common stock). The terms of any assumption, continuation, or substitution will otherwise be set by our board of directors.

In the event of a corporate transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue outstanding awards or substitute similar awards for awards outstanding under the 2020 Plan, then with respect to awards that have not been assumed, continued, or substituted and that are held by holders whose service has not terminated prior to the effective time of the corporate transaction, the vesting of such awards (and, with respect to options and stock appreciation rights, the time when such awards may be exercised) will be accelerated in full to a date prior to the effective time of such corporate transaction (contingent upon the effectiveness of the corporate transaction) as our board of directors determines (or, if the board of directors does not determine such a date, to the date that is five days prior to the effective time of the corporate transaction) and such awards, plus any outstanding awards held by holders who are not current service providers, will (1) terminate if not exercised (if applicable) prior to the effective time of the corporate transaction and (2) holders will have the right to receive a payment, in such form as may be determined by our board of directors, equal in value, at the effective time, to the excess, if any, of (a) the value of the property the holder would have received upon exercise of the award, over (b) any exercise price payable by the holder in connection with such exercise. With respect to the vesting of performance awards that will accelerate upon the occurrence of a corporate transaction and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the award agreement, the vesting of such performance awards will accelerate at 100% of the target level upon the occurrence of the corporate transaction.

Under the 2020 Plan, a significant corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation, or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation, or similar transaction following which we are the surviving corporation but the shares of our Class A common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to additional acceleration of vesting and exercisability or settlement in the event of a change in control. Under the 2020 Plan, a change in control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation, or similar transaction, (2) a consummated merger, consolidation, or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity, (3) a consummated sale, lease, or exclusive license or other disposition of all or substantially all of our consolidated assets, and (4) certain dissolutions, liquidations, and changes in the board of directors.

Amendment and Termination. Our board of directors has the authority to amend, suspend, or terminate our 2020 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent and provided further that certain types of amendments will require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2020 Plan.

2020 Employee Stock Purchase Plan

Our board of directors adopted the 2020 Employee Stock Purchase Plan, or ESPP, on             , 2020 and our stockholders approved the ESPP on             , 2020. The ESPP will become effective immediately prior to and contingent upon the effectiveness of the registration statement of which this prospectus forms a part. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Share Reserve. The ESPP will authorize the issuance of              shares of our Class A common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our Class A common stock reserved for issuance will automatically increase on the first day of each fiscal year, beginning on February 1, 2021 (assuming the ESPP becomes effective in fiscal year 2021) and ending on and including January 31, 2030, by the lesser of (1)         % of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of the automatic increase, and (2)              shares; unless our board of directors or compensation committee determines prior to the date of the increase that there will be a lesser increase, or no increase.

Administration. Our board of directors intends to delegate concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our Class A common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our Class A common stock under the ESPP. Unless otherwise determined by our board of directors, Class A common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our Class A common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of our Class A common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our Class A common stock based on the fair market value per share of our Class A common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the class and number of shares reserved under the ESPP, (2) the class and number of shares by which the share reserve is to increase automatically each year, (3) the class and number of shares and purchase price of all outstanding purchase rights and ongoing offerings and (4) the class and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, including (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our Class A common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our Class A common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendments, Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP, as required by applicable law or listing requirements.

2009 Stock Plan

Our board of directors adopted our 2009 Stock Plan on February 4, 2009, which our stockholders approved on the same date, and which has been amended from time to time thereafter. Our 2009 Stock Plan provides for the grant of incentive stock options under Section 422 of the Code to our employees (and those of our subsidiaries) and for the grant of nonstatutory stock options and restricted stock to our employees, directors, and consultants (and those of our subsidiaries). We primarily granted stock options under our 2009 Stock Plan, though we have granted restricted stock under our 2009 Stock Plan as well. We ceased issuing awards under our 2009 Stock Plan upon the implementation of the 2012 Plan, which is described below. However, any outstanding awards granted under our 2009 Stock Plan remain outstanding, subject to the terms of our 2009 Stock Plan and applicable award agreements, until they are exercised or terminated, or until they expire by their terms.

Amended and Restated 2012 Stock Plan

General. Our board of directors adopted, and our stockholders approved, the 2012 Plan in July 2012. The 2012 Plan has been periodically amended and was most recently amended and restated in May 2020. The 2012 Plan will be terminated in connection with, and contingent upon, the effectiveness of the registration statement of which this prospectus forms a part. All outstanding awards granted under the 2012 Plan will remain subject to the terms of the 2012 Plan.

Share Reserve. As of April 30, 2020, there were 3,143,066 shares remaining available for the future grant of stock awards under our 2012 Plan. As of April 30, 2020, stock options covering 32,938,945 shares of our common stock and RSUs covering 1,984,459 shares of our common stock were outstanding under our 2012 Plan. In general, if an award granted under our 2012 Plan is canceled or terminated or otherwise forfeited by a participant, then the number of shares underlying such award will again become available for awards under the 2012 Plan. Following the effectiveness of our 2020 Plan, such shares will again become available for awards under our 2020 Plan.

Type of Awards. The 2012 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted shares, and RSUs to our employees and employees of any parent or our subsidiary or affiliate companies, our directors, and to consultants engaged by us, any parent, or our subsidiary or affiliate companies; provided that incentive stock options may only be granted to our employees and employees of any parent or our subsidiary companies.

Stock Options. The plan administrator may grant incentive and/or non-statutory stock options under our 2012 Plan, provided that incentive stock options are only granted to employees. The exercise price of such options must generally be equal to at least the fair market value of our Class A common stock on the date of grant. The term of an option must not exceed 10 years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our subsidiary corporations, must not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our Class A common stock on the grant date. The plan administrator determines the methods of payment of the exercise price of an option. In addition, the plan administrator determines the vesting schedule applicable to options, together with any vesting acceleration, and the terms of the option agreements for use under our 2012 Plan. After the termination of service of an employee, director, or consultant, the participant may exercise his or her option, to the extent vested, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. Options generally terminate immediately upon the termination of the participant for cause. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Restricted Stock. Restricted stock may be granted under our 2012 Plan. Restricted stock awards are grants of shares of our Class A common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse in accordance with terms and conditions established by the plan administrator. The plan administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have the same rights as other stockholders with respect to such shares upon grant without regard to vesting, subject to any applicable agreements. Shares of restricted stock that do not vest for any reason will be subject to our right of repurchase or forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units. RSUs may be granted under our 2012 Plan. Each RSU granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our Class A common stock. The administrator determines the terms and conditions of RSUs, including the vesting criteria, which may include achievement of specified performance criteria and/or continued service, and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines, in its sole discretion, whether an award will be settled in stock, cash, or a combination of both. The specific terms will be set forth in an award agreement.

Plan Administration. Our board of directors, or a committee appointed by our board of directors (referred to as the plan administrator for purposes of the 2012 Plan), administers and interprets the provisions of the 2012 Plan. Under the 2012 Plan, the plan administrator has the authority to, among other things, accelerate the vesting of awards and institute and determine the terms of an option exchange program under which outstanding stock options are exchanged for stock options with a lower exercise price or restricted stock or are amended to decrease the exercise price as a result of a decline in the fair market value of our Class A common stock.

Changes to Capital Structure. In the event of certain corporate events or changes in our capitalization, the plan administrator will make adjustments to one or more of the number and class of shares that may be delivered under the 2012 Plan and/or the number, class, and price of shares covered by each outstanding award.

Dissolution or liquidation. In the event of our dissolution or liquidation, each award will terminate immediately prior to the consummation of such action, unless otherwise determined by the plan administrator.

Corporate Transactions. In the event of (1) a transfer of all or substantially all of our assets, (2) a merger, consolidation, or other capital reorganization or business combination of us with or into another corporation, entity, or person, or (3) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner, directly or indirectly, of more than 50% of our then outstanding capital stock, each outstanding award shall be treated as the plan administrator determines. Such determination may provide that such outstanding awards will be (1) continued if we are the surviving corporation, (2) assumed by the surviving corporation or its parent, (3) substituted by the surviving corporation or its parent for a new award, (4) canceled in exchange for a payment equal to the excess of the fair market value of our shares subject to such award over the exercise price or purchase price paid for such shares, if any, or if such award is “underwater,” canceled for no consideration, or (5) canceled for no consideration.

Amendment or Termination. Our board of directors may at any time amend or terminate the 2012 Plan, provided such action does not materially and adversely affect the rights of any participant without his or her consent.

401(k) Plan

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer compensation up to certain limits imposed by the

Code. We have the ability to make matching and discretionary contributions to the 401(k) plan. Currently, we do not make matching contributions or discretionary contributions to the 401(k) plan. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, and contributions and earnings on those amounts are generally not taxable to a participating employee until withdrawn or distributed from the 401(k) plan.

Limitations of Liability and Indemnification Matters

Following the effectiveness of the registration statement of which this prospectus forms a part, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect following the effectiveness of the registration statement of which this prospectus forms a part will authorize us to indemnify our directors, officers, employees, and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect following the effectiveness of the registration statement of which this prospectus forms a part will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect following the effectiveness of the registration statement of which this prospectus forms a part will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding, or investigation. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment and termination of employment arrangements and indemnification agreements described in “Executive Compensation” and the registration rights described in “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since February 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•

any of our directors, executive officers, or beneficial owners of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

2017 Convertible Note Financing

In May 2017, we entered into a convertible note purchase agreement with Dustin A. Moskovitz TTEE Dustin A. Moskovitz Trust DTD 12/27/05, or the Dustin Moskovitz Trust. The Dustin Moskovitz Trust is an affiliated trust of Dustin Moskovitz, our President, Chief Executive Officer, and Chair of our board of directors. Pursuant to the convertible note purchase agreement, we agreed to issue and sell convertible notes having an aggregate principal amount of up to $25.0 million to the Dustin Moskovitz Trust. In August 2017, we issued and sold to the Dustin Moskovitz Trust a convertible promissory note in the principal amount of $15.0 million, or the 2017 Note. The 2017 Note accrued interest at 4.25%, compounded annually. The aggregate principal amount and accrued interest on the 2017 Note converted into 2,923,425 shares of our Series D preferred stock at a conversion price of $5.23 per share upon the closing of our Series D preferred stock financing in January 2018.

Series D Preferred Stock Financing

In two closings in January 2018, we sold an aggregate of 11,429,642 shares of our Series D preferred stock at a purchase price of $5.23 per share for an aggregate purchase price of approximately $59.7 million. The purchasers of our Series D preferred stock are entitled to specified registration rights. For additional information, see “Description of Capital Stock—Registration Rights.”

The following table summarizes the Series D preferred stock purchased by our directors, executive officers, and beneficial owners of more than 5% of our capital stock. The terms of these purchases were the same for all purchasers of our Series D preferred stock.

Name of stockholder	Shares of Series D Preferred Stock	Total Purchase Price
Entities affiliated with Dustin A. Moskovitz(1)	7,109,553	$37,149,995
Generation IM Climate Solutions Fund II, L.P.(2)	6,698,099	34,999,999
Entities affiliated with The Founders Fund(3)	47,843	249,997

(1)

Consists of the Dustin Moskovitz Trust, the Dustin A Moskovitz 2008 Annuity Trust DTD 3/10/08, and Moskovitz Investment Holdings, LLC, each of which are affiliated with Mr. Moskovitz. In addition, as noted above, the accrued interest and principal amount of the 2017 Note converted into an additional 2,923,425 shares of our Series D preferred stock in connection with the closing of the Series D preferred stock financing.

(2)

Generation IM Climate Solutions Fund II, L.P. is a greater than 5% stockholder, and Colin le Duc, a former member of our board of directors, is a partner of Generation Investment Management LLP, an affiliate of Generation IM Climate Solutions Fund II, L.P.

(3)	Consists of The Founders Fund IV, LP and The Founders Fund IV Principals Fund, LP.

2018 Convertible Note Purchase Agreement

In January 2018, we entered into a convertible note purchase agreement with the Dustin Moskovitz Trust pursuant to which we agreed to issue and sell convertible notes up to an aggregate principal amount of

$75.0 million to the Dustin Moskovitz Trust. The parties amended the agreement in June 2019 to increase the borrowing capacity thereunder from $75.0 million to $125.0 million and terminated the agreement upon the issuance of the 2020 Note as defined and described below. No convertible notes were issued or sold pursuant to the convertible note purchase agreement prior to its termination.

Series E Preferred Stock Financing

In November 2018, we sold an aggregate of 6,229,843 shares of our Series E preferred stock at a purchase price of $8.19 per share for an aggregate purchase price of approximately $51.0 million. The purchasers of our Series E preferred stock are entitled to specified registration rights. For additional information, see “Description of Capital Stock—Registration Rights.”

The following table summarizes the Series E preferred stock purchased by our directors, executive officers, and beneficial owners of more than 5% of our capital stock. The terms of these purchases were the same for all purchasers of our Series E preferred stock.

Name of Stockholder	Shares of Series E Preferred Stock	Total Purchase Price
The Dustin Moskovitz Trust(1)	855,076	$6,999,995
Generation IM Climate Solutions Fund II, L.P.(2)	3,053,845	25,000,000
Benchmark Capital Partners VI, L.P.(3)	366,461	2,999,997
Entities affiliated with The Founders Fund(4)	122,153	999,993

(1)	The Dustin Moskovitz Trust is affiliated with Mr. Moskovitz.
(2)

Generation IM Climate Solutions Fund II, L.P. is a greater than 5% stockholder, and Colin le Duc, a former member of our board of directors, is a partner of Generation Investment Management LLP, an affiliate of Generation IM Climate Solutions Fund II, L.P.

(3)

Benchmark Capital Partners VI, L.P. is a greater than 5% stockholder, and Matthew Cohler, a member of our board of directors, is a managing member of Benchmark Capital Management Co. VI, L.L.C., the general partner of Benchmark Capital Partners VI, L.P.

(4)	Consists of The Founders Fund IV, LP and The Founders Fund IV Principals Fund, LP., which together beneficially hold greater than 5% of our capital stock.

Senior Mandatory Convertible Promissory Note Financings

In January and June 2020, in each case, after an evaluation by the Board and an independent committee of the Board regarding market terms and other financing options, we issued and sold to the Dustin Moskovitz Trust two unsecured senior mandatory convertible promissory notes for an aggregate principal amount of $450.0 million, or the 2020 Notes. The Dustin Moskovitz Trust is a trust affiliated with Mr. Moskovitz. The 2020 Notes consist of a note that matures on January 30, 2025, or the January Note, and a note that matures on June 26, 2025, or the June Note. Other than principal amount, maturity date, and conversion price and rate, the January Note and June Note are identical. The 2020 Notes accrue interest at a rate of 3.5% per annum, which will compound annually and (other than in connection with our bankruptcy, insolvency, or other similar events) will mandatorily convert into shares of our Class B common stock. On the applicable maturity date, depending on the trading price of our Class A common stock, we will issue a number of shares of our Class B common stock upon mandatory conversion of the applicable 2020 Note within the range set forth in the table below, subject to customary anti-dilution and other adjustments. However, we may convert the applicable 2020 Note in advance of its maturity date, at our option, into a number of shares of our Class B common stock set forth in the table below, subject to customary anti-dilution and other adjustments, if the trading price of our Class A common stock exceeds the applicable initial conversion price per share set forth in the table below (subject to customary anti-dilution and other adjustments in connection with certain extraordinary transactions) for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding calendar quarter.

The principal amounts, maturity dates, range of shares potentially issuable at maturity, initial conversion price and shares issuable at maturity for each of the 2020 Notes are presented below:

Name of Security	Aggregate Principal Amount	Maturity Date	Range of Shares Potentially Issuable at Maturity(1)	Initial Conversion Price(1)	Shares Potentially Issuable Prior to Maturity(1)
January Note	$300,000,000	01/30/2025	11,282,390-18,051,810	$31.58	11,282,390
June Note	150,000,000	06/26/2025	5,730,432-9,168,694	31.09	5,730,432

Total	$450,000,000		17,012,822-27,220,504		17,012,822

(1)	Subject to customary anti-dilution and other adjustments.

The 2020 Notes are not transferable except to affiliates, contain no financial or restrictive covenants, and are expressly subordinated in right of payment to any of our existing or future secured indebtedness. Consistent with the terms of the 2020 Notes, in April and June 2020, the Dustin Moskovitz Trust entered into subordination agreements with Silicon Valley Bank to confirm the parties’ agreement that the 2020 Notes are subordinated to the five-year $40.0 million secured term loan facility. For additional information about the 2020 Notes, please refer to the section titled “Description of Capital Stock” or to the 2020 Notes, which are included as exhibits to the registration statement of which this prospectus forms a part.

Stock Transfers

On July 23, 2018, entities affiliated with Mr. Moskovitz purchased an aggregate of 58,602 shares of our outstanding Series C preferred stock from a stockholder, at a purchase price of $5.23 per share, for an aggregate purchase price of approximately $0.3 million.

On September 11, 2019, entities affiliated with Mr. Moskovitz purchased an aggregate of 2,344,093 shares of our outstanding Series C preferred stock and 1,777,388 shares of our outstanding Series D preferred stock from other entities affiliated with Mr. Moskovitz, for an aggregate purchase price of approximately $24.7 million.

Tender Offers

In April 2018, we entered into a participation agreement with the Dustin Moskovitz Trust, pursuant to which we agreed to waive certain transfer restrictions in connection with a tender offer that the Dustin Moskovitz Trust proposed to commence. In June 2018, the Dustin Moskovitz Trust conducted a tender offer for shares of our outstanding Class A common stock and Class B common stock from our stockholders and purchased an aggregate of approximately 1.5 million shares of our outstanding Class A common stock and Class B common stock from our stockholders, at a purchase price of $4.70 per share, for an aggregate purchase price of approximately $7.1 million. Chris Farinacci, our Chief Operating Officer, sold an aggregate of 212,766 shares of our outstanding Class B common stock for an aggregate purchase price of approximately $1.0 million in the tender offer.

In September 2019, we entered into a participation agreement with an entity affiliated with Lead Edge Capital, LEC Asana Holdings, LLC; 8VC Co-Invest Fund I, L.P.; WiL Fund I, L.P.; and Tiger Global Private Investment Partners XI, L.P. and an affiliate thereof, pursuant to which we agreed to waive certain transfer restrictions in connection with a tender offer that such parties proposed to commence. In October 2019, these parties conducted a tender offer for shares of our outstanding Class B common stock and Class A common stock from our stockholders and purchased an aggregate of approximately 4.6 million shares of our outstanding Class A common stock and Class B common stock, at a purchase price of $15.82 per share, for an aggregate purchase price of approximately $73.5 million. While Lorrie Norrington, a member of our board of directors, is an operating partner of Lead Edge Capital, she is not an affiliate of Lead Edge Capital. Chris Farinacci and Tim Wan, our Chief Financial Officer, sold 357,969 and 200,000 shares of our outstanding Class B common stock, respectively, for an aggregate purchase price of approximately $8.8 million in the tender offer.

Investors’ Rights, Voting, and Right of First Refusal Agreements

In connection with our preferred stock financings, we entered into investors’ rights, voting, and right of first refusal and co-sale agreements containing registration rights, voting rights, and rights of first refusal, among other things, with certain holders of our preferred stock and certain holders of our common stock. The parties to these agreements include entities affiliated with Generation IM Climate Solutions Fund II, L.P., Benchmark Capital Partners VI, L.P., and The Founders Fund, each of which owns more than 5% of our outstanding capital stock, entities affiliated with Mr. Moskovitz and our directors, Adam D’Angelo and Justin Rosenstein. These stockholder agreements will terminate upon the effectiveness of the registration statement of which this prospectus forms a part, except for the registration rights granted under our investors’ rights agreement, as more fully described in “Description of Capital Stock—Registration Rights.” Since February 1, 2017, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock. See the section titled “Principal and Registered Stockholders” for additional information regarding beneficial ownership of our capital stock.

Guaranty of Office Lease

In February 2019, Mr. Moskovitz entered into a personal guaranty in favor of the landlord under the office lease for our office space located at 633 Folsom Street, San Francisco, California, in which he has agreed to guarantee unconditionally the full and prompt payment and performance of our obligations to the landlord under the initial 148-month term of the office lease. In addition, we entered into a reimbursement agreement with Mr. Moskovitz which provides, among other things, that we will agree to (i) assign the office lease to Mr. Moskovitz in the event that we fail to reimburse Mr. Moskovitz for certain amounts owed under the reimbursement agreement within 60 days of Mr. Moskovitz’s request therefor, (ii) not amend the office lease in any way that could increase Mr. Moskovitz’s potential obligations thereunder without the prior written consent of Mr. Moskovitz, and (iii) endeavor to find a replacement guarantor in the event that Mr. Moskovitz no longer controls at least 20% of our voting securities, in each case, subject to the terms and conditions therein.

Review, Approval, or Ratification of Transactions with Related Parties

We intend to adopt a written related party transactions policy stating that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons are not permitted to enter into a material related party transaction with us without the review and approval or ratification, as applicable, of our audit committee or the disinterested members of our audit committee in the event it is inappropriate for any member of our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock, or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 must be presented to our audit committee or the disinterested members of our audit committee in the event it is inappropriate for any member of our audit committee to review such transaction due to a conflict of interest, for review, consideration, and approval or ratification, as applicable. In approving or rejecting any such proposal, we expect that our audit committee or the disinterested members of our audit committee in the event it is inappropriate for any member of our audit committee to review such transaction due to a conflict of interest, will consider the relevant facts and circumstances available and deemed relevant to the committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

Although we have not had a written policy for the review and approval of transactions with related parties to date, our board of directors has historically reviewed and approved any transaction where a director or executive officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or executive officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors has taken this information into account when evaluating the transaction and in determining whether such transaction was fair to our company and in the best interest of all of our stockholders.

PRINCIPAL AND REGISTERED STOCKHOLDERS

The following table sets forth:

•

certain information with respect to the beneficial ownership of our common stock as of April 30, 2020, for: (i) each of our named executive officers; (ii) each of our directors; (iii) all of our directors and executive officers as a group; and (iv) each person known by us to be the beneficial owner of more than five percent of any class of our voting securities; and

•	the number of shares of common stock held by and registered for resale by means of this prospectus for the Registered Stockholders.

The Registered Stockholders include (i) our affiliates and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their shares of common stock from an affiliate or from us within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days, and (ii) our non-executive officer service providers who acquired shares from us within the prior 12 months under Rule 701 and hold “restricted securities” (as defined in Rule 144 under the Securities Act). The Registered Stockholders may, or may not, elect to sell their shares of Class A common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the            at prevailing market prices. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur. Prior to any sales of shares of Class A common stock, Registered Stockholders who hold Class B common stock must convert their shares of Class B common stock into shares of Class A common stock. See the section titled “Plan of Distribution.”

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders who hold Class B common stock may convert their shares of Class B common stock into Class A common stock at any time and the Registered Stockholders may sell all, some, or none of the shares of Class A common stock covered by this prospectus, we cannot determine the number of such shares of Class A common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of common stock that will be held by the Registered Stockholders, either as Class A common stock or Class B common stock, upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, shares of common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. The Registered Stockholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See the sections titled “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders.

After the listing of our Class A common stock on the NYSE, certain of the Registered Stockholders are entitled to registration rights with respect to their shares of Class B common stock, as described in the section titled “Description of Capital Stock—Registration Rights” at any time beginning 180 days after the date that the registration statement of which this prospectus forms a part is declared effective by the SEC.

We currently intend to use our reasonable efforts to keep the Registration Statement effective for a period of 90 days after the effectiveness of the Registration Statement. As a result, we have registered shares of Class A common stock and Class B common stock currently held by Registered Stockholders, as well as shares of Class A common stock of our affiliates that can vest and settle while the registration statement of which this prospectus forms a part is effective.

We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of the shares of Class A common stock by the Registered Stockholders. However, we have engaged Morgan Stanley, J.P. Morgan, Credit Suisse, and Jefferies as our financial advisors with respect to certain other matters relating to the listing of our Class A common stock on the NYSE. See the section titled “Plan of Distribution.”

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of April 30, 2020 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person. We have deemed shares of our common stock issuable upon settlement of RSUs that will vest within 60 days of April 30, 2020 to be outstanding and to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person. However, we did not deem these shares subject to stock options or RSUs outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock on 16,093,510 shares of our Class A common stock and 134,643,180 shares of our Class B common stock outstanding as of April 30, 2020, which includes 73,577,455 shares of Class B common stock resulting from the automatic conversion of all outstanding shares of our preferred stock upon the effectiveness of the registration statement of which this prospectus forms a part, as if this conversion had occurred as of April 30, 2020. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Asana, Inc., 1550 Bryant Street, Suite 200, San Francisco, California 94103.

Name of Beneficial Owner	Shares Beneficially Owned				Percentage of Total Voting Power	Shares of Class A Common Stock being Registered
	Class A		Class B
	Number	%	Number	%
Named Executive Officers and Directors:
Dustin A. Moskovitz(1)	1,561,779	9.7	52,930,914	39.3	39.0
Eleanor Lacey(2)	403,875	2.5	—	—	*
Tim Wan(3)	1,757,996	10.1	—	—	*
Justin Rosenstein(4)	575,984	3.5	23,793,011	17.7	17.5
Adam D’Angelo	—	—	1,126,580	*	*
Sydney Carey(5)	50,000	*	—	—	*
Matthew Cohler(6)	—	—	14,012,703	10.4	10.3
Anne Raimondi(7)	50,000	*	—	—	*
Lorrie Norrington(8)	50,000	*	—	—	*
All executive officers and directors as a group (10 persons)(9)	6,938,429	33.5	91,863,208	68.2	67.7
5% Stockholders:
Benchmark Capital Partners VI, L.P.(6)	—	—	14,012,703	10.4	10.3
Generation IM Climate Solutions Fund II, L.P.(10)	—	—	9,751,944	7.2	7.2
Entities affiliated with The Founders Fund(11)	—	—	8,713,329	6.5	6.4
Other Registered Stockholders:
Non-Executive Officer and Non-Director Service Providers Holding Common Stock
All Other Registered Stockholders

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.
(1)

Consists of (a) 29,450,115 shares held of record by the Dustin Moskovitz Trust, (b) 2,604,170 shares held of record by the Dustin Moskovitz Roth IRA, and (c) 42,578 shares held of record by Moskovitz Investment Holdings, LLC. Mr. Moskovitz is the trustee of the

Dustin Moskovitz Trust. Therefore, Mr. Moskovitz may be deemed to have voting power and dispositive power over the shares held by the Dustin Moskovitz Trust. Mr. Moskovitz may be deemed to have voting power and dispositive power over the shares held by the Dustin Moskovitz Roth IRA. Mr. Moskovitz, Adam Moskovitz, and Richard Druckman, the managing members of Moskovitz Investment Holdings, LLC, have shared voting and dispositive power with respect to these shares. The address for Moskovitz Investment Holdings, LLC is 394 Pacific Avenue, 2nd Fl, San Francisco, CA 94111. Does not include between an aggregate of 17,012,822 and 27,220,504 shares of Class B common stock that are issuable on the maturity dates of senior mandatory convertible promissory notes held by the Dustin Moskovitz Trust.
(2)

Consists of (a) 25,000 shares of Class A common stock, all of which are unvested and subject to repurchase by us, (b) 375,000 shares of Class A common stock issuable upon the exercise of stock options that are exercisable within 60 days of April 30, 2020, all of which are unvested and subject to repurchase by us, and (c) 3,875 shares of Class A common stock issuable upon settlement of RSUs that will vest within 60 days of April 30, 2020.

(3)

Consists of (a) 412,500 shares of Class A common stock, (b) 1,335,559 shares of Class A common stock issuable upon the exercise of stock options that are exercisable within 60 days of April 30, 2020, of which 446,094 shares are unvested and subject to repurchase by us, and (c) 9,937 shares of Class A common stock issuable upon settlement of RSUs that will vest within 60 days of April 30, 2020.

(4)

Consists of (a) 23,793,011 shares of Class B common stock held directly by Mr. Rosenstein and (b) 575,984 shares of Class A common stock issuable to Mr. Rosenstein upon the exercise of stock options that are exercisable within 60 days of April 30, 2020.

(5)	Consists of 50,000 shares of Class A common stock, of which 40,625 shares are unvested and subject to repurchase by us.
(6)

Consists of 14,012,703 shares of Class B common stock held of record by Benchmark Capital Partners VI, L.P. or BCP VI, for itself and as nominee for Benchmark Founders’ Fund VI, L.P., or BFF VI, Benchmark Founders’ Fund VI-B, L.P., or BFF VI-B, and related individuals. Benchmark Capital Management Co. VI, L.L.C., or BCMC VI, is the general partner of each of BCP VI, BFF VI, and BFF VI-B. Matthew R. Cohler, one of our directors, Alexandre Balkanski, Bruce W. Dunlevie, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Mitchell H. Lasky, and Steven M. Spurlock are the managing members of BCMC VI and, therefore, may be deemed to hold voting and dispositive power over the shares held by BCP VI. The address of these entities is 2965 Woodside Road, Woodside, CA 94062.

(7)	Consists of 50,000 shares of Class A common stock, of which 34,375 shares are unvested and subject to repurchase by us.
(8)	Consists of 50,000 shares of Class A common stock, of which 40,625 shares are unvested and subject to repurchase by us.
(9)

Consists of (a) 2,302,467 shares of Class A common stock, of which 140,625 shares are unvested and subject to repurchase by us, (b) 91,863,208 shares of Class B common stock, (c) 4,611,213 shares of Class A common stock issuable upon the exercise of stock options that are exercisable within 60 days of April 30, 2020, of which 1,559,031 shares are unvested and subject to repurchase by us, and (d) 24,749 shares of Class A common stock issuable upon settlement of RSUs that will vest within 60 days of April 30, 2020.

(10)

Consists of 9,751,944 shares of Class B common stock held of record by Generation IM Climate Solutions Fund II, L.P., or Generation Fund II. The general partner of Generation Fund II is Generation IM Climate Solutions II GP Ltd, which is a wholly owned subsidiary of Generation Investment Management LLP, or Generation Management. Generation Management serves as the investment manager of Generation Fund II. Generation Management, upon approval by its investment committee, makes investment decisions on behalf of Generation Fund II. Colin le Duc, a former member of our board of directors, Hans Mehn, and David Lowish are portfolio managers and make investment proposals on behalf of Generation Fund II. The address for Generation Fund II is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(11)

Consists of (i) 6,595,990 shares held of record by The Founders Fund IV, LP and (ii) 2,117,339 shares held of record by The Founders Fund IV Principals Fund, LP. The address for the Founders Fund entities is One Letterman Drive, Building D, 5th Floor, San Francisco, CA 94129.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect following the effectiveness of the registration statement of which this prospectus forms a part. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this registration, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and our amended and restated investor rights’ agreement, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Following the effectiveness of the registration statement of which this prospectus forms a part, our authorized capital stock will consist of:

•	shares of Class A common stock, $0.00001 par value per share,

•	shares of Class B common stock, $0.00001 par value per share, and

•	shares of undesignated preferred stock, $0.00001 par value per share.

Assuming the conversion of all outstanding shares of our preferred stock into shares of our Class B common stock, which will occur upon the effectiveness of the registration statement of which this prospectus forms a part, as of April 30, 2020, there were 16,093,510 shares of our Class A common stock and 134,643,180 shares of Class B common stock outstanding, held by 360 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

We have two classes of authorized common stock, Class A common stock and Class B common stock. Upon the effectiveness of the registration statement of which this prospectus forms a part, all outstanding shares of our preferred stock will be converted into shares of our Class B common stock.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A common stock and Class B common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy.”

Voting Rights

Holders of our Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to 10 votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation and amended and restated bylaws will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Our amended and restated certificate of incorporation will not provide for cumulative voting for the election of directors.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the effectiveness of the registration statement of which this prospectus forms a part, except for certain permitted transfers, described in the paragraph that immediately follows this paragraph and further described in our amended and restated certificate of incorporation. Once converted into Class A common stock, the Class B common stock will not be reissued. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon the earlier of (i) the date that is              or (ii) the later of the date that is (x)             and (y)            .

A transfer of Class B common stock will not trigger an automatic conversion of such stock to Class A common stock if it is a permitted transfer. A permitted transfer is a transfer by a holder of Class B common stock to any of the persons or entities listed in clauses (i) through (v) below, each referred to herein as a Permitted Transferee, and from any such Permitted Transferee back to such holder of Class B common stock and/or any other Permitted Transferee established by or for such holder of Class B common stock: (i) to a trust for the benefit of the holder of Class B common stock and over which such holder of Class B common stock retains sole dispositive power and voting control, provided the holder of Class B common stock does not receive consideration in exchange for the transfer (other than as a settlor or beneficiary of such trust); (ii) to a trust for the benefit of persons other than the holder of Class B common stock so long as the holder of Class B common stock retains sole dispositive power and voting control, provided the holder of Class B common stock does not receive consideration in exchange for the transfer (other than as a settlor or beneficiary of such trust); (iii) to a trust under the terms of which such holder of Class B common stock has retained a “qualified interest” within the meaning of §2702(b)(1) of the Internal Revenue Code and/or a reversionary interest so long as the holder of Class B common stock retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held by such trust; (iv) to an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus, or other type of plan or trust of which such holder of Class B common stock is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code, so long as such holder of Class B common stock retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held in such account, plan, or trust; or (v) to a corporation, partnership, or limited liability company in which such holder of Class B common stock directly, or indirectly, retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held by such corporation, partnership, or limited liability company.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion (except as noted above), redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our Class A common stock and Class B common stock are fully paid and non-assessable.

Preferred Stock

After the effectiveness of the registration statement of which this prospectus forms a part, all of our previously outstanding shares of redeemable convertible preferred stock will have been converted into common stock, there will be no authorized shares of our redeemable convertible preferred stock and we will have no shares of preferred stock outstanding. Under the terms of our amended and restated certificate of incorporation, which will be in effect following the effectiveness of the registration statement of which this prospectus forms a part, our board of directors has the authority, without further action by our stockholders, to issue up to             shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting, and other rights, preferences, and privileges of the shares of each series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Class A common stock and Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and may adversely affect the market price of our Class A common stock and the voting and other rights of the holders of Class A and Class B common stock. We have no current plans to issue any shares of preferred stock.

Options

As of April 30, 2020, we had outstanding options under our equity incentive plans to purchase an aggregate of 32,938,945 shares of our Class A common stock, with a weighted-average exercise price of $2.6168 per share, and an aggregate of 857,226 shares of our Class B common stock, with a weighted-average exercise price of $0.1671 per share.

Restricted Stock Units

As of April 30, 2020, we had outstanding RSUs representing an aggregate of 1,984,459 shares of our Class A common stock, issued pursuant to our 2012 Plan.

Senior Mandatory Convertible Promissory Notes

As of June 30, 2020, we had two outstanding unsecured senior mandatory convertible promissory notes issued to the Dustin Moskovitz Trust for an aggregate principal amount of $450.0 million, or the 2020 Notes. The 2020 Notes consist of a note that matures on January 30, 2025, or the January Note, and a note that matures on June 26, 2025, or the June Note. Other than principal amount, maturity date and conversion price and rate, the

2020 Notes are identical. The 2020 Notes accrue interest at a rate of 3.5% per annum, which will compound annually and (other than in connection with our bankruptcy, insolvency, or other similar events) will mandatorily convert into shares of our Class B common stock. If outstanding at the applicable maturity date, the amount of principal and accrued interest under each 2020 Note will be as set forth in the table below, which we refer to as the applicable conversion amount. The applicable conversion amount under the applicable 2020 Note will mandatorily convert into shares of our Class B common stock at a rate equal to the greater of the applicable minimum conversion rate set forth in the table below, and (ii) the lesser of (a) $1,000 divided by the volume-weighted average price of our Class A common stock for the 20 trading days ending on the last trading day immediately preceding the Maturity Date per $1,000 of the Conversion Amount, and (b) the applicable maximum conversion rate set forth in the table below. On the applicable maturity date, depending on the trading price of our Class A common stock, we will issue a number of shares of our Class B common stock upon mandatory conversion of the applicable 2020 Note within the range set forth in the table below, subject to customary anti-dilution and other adjustments. In addition, in advance of the applicable maturity date, at our option, we may convert the applicable conversion amount under the 2020 Notes into shares of our Class B common stock at the applicable minimum conversion rate at any time during a calendar quarter (prior to the second scheduled trading day immediately preceding the applicable maturity date) if the closing trading price of our Class A common stock equals or exceeds $1,000 divided by the applicable minimum conversion rate, which we refer to as the applicable conversion price, for 20 or more trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding calendar quarter. The initial conversion price (subject to customary anti-dilution and other adjustments in connection with certain extraordinary transactions) is set forth in the table below. In the event we experience a change in control, the applicable conversion amount under each 2020 Note will convert into shares of our Class B common stock in connection with such acquisition at the applicable maximum conversion rate.

The principal amounts, maturity dates, the conversion amount, the minimum conversion rate, the maximum conversion rate, range of shares potentially issuable at maturity, and the initial conversion price for each of the 2020 Notes are presented below:

Name of Security	Aggregate Principal Amount	Maturity Date	Conversion Amount	Minimum Conversion Rate(1) (# of shares per $1,000)	Maximum Conversion Rate(1) (# of shares per $1,000)	Range of Shares Potentially Issuable at Maturity(1)	Initial Conversion Price(1)
January Note	$300,000,000	01/30/2025	$356,305,892	31.6449	50.6638	11,282,390-18,051,810	$31.58
June Note	150,000,000	06/26/2025	178,152,946	32.1658	51.4653	5,730,432-9,168,694	31.09

Total	$450,000,000		$534,458,838			17,012,822-27,220,504

(1)	Subject to customary anti-dilution and other adjustments.

The 2020 Notes are not transferable except to affiliates, contain no financial or restrictive covenants, and are expressly subordinated in right of payment to any of our existing or future secured indebtedness. Consistent with the terms of the 2020 Notes, in April and June 2020, the Dustin Moskovitz Trust entered into subordination agreements with Silicon Valley Bank to confirm the parties’ agreement that the 2020 Notes are subordinated to the five-year $40.0 million secured term loan facility. Additionally, the 2020 Notes contain limited events of default, including our bankruptcy or insolvency, upon which the principal amount outstanding under the 2020 Notes, together with all accrued unpaid interest, become immediately due and payable.

Registration Rights

We are party to an amended and restated investors’ rights agreement that provides that certain holders of our preferred stock have certain registration rights as set forth below. The registration of shares of our Class A common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.

The registration rights set forth in the amended and restated investors’ rights agreement will expire five years following the listing of our Class A common stock on the NYSE, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144(b)(1)(i) of the Securities Act or holds 1% or less of our common stock and is able to sell all of its Registrable Securities, as defined in the amended and restated investors’ rights agreement, without registration pursuant to Rule 144 of the Securities Act during any three-month period. We will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

After the effectiveness of the registration statement of which this prospectus forms a part, the holders of an aggregate of             shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning the six months after the effectiveness of the registration statement of which this prospectus forms a part, the holders of a majority of these shares may request that we register all or a portion of their shares. We are obligated to effect only two such registrations. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $15.0 million.

Piggyback Registration Rights

After the effectiveness of the registration statement of which this prospectus forms a part, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of             shares of our Class B common stock will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating solely to the sale of securities to participants in our stock plan, (2) a registration relating to a transaction covered by Rule 145 under the Securities Act, (3) a registration in which the only stock being registered is common stock upon conversion of debt securities also being registered, or (4) any registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

After the effectiveness of the registration statement of which this prospectus forms a part, the holders of an aggregate of             shares of our Class B common stock will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $10.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or

the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Stockholder Meetings

Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairperson of the board, chief executive officer, or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Composition of Our Board of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset, or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees, or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce, or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Stock Exchange Listing

We intend to apply for the listing of our Class A common stock on the NYSE under the symbol “        .”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A and Class B common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 962-4284.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our Class A common stock on the NYSE, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our Class A common stock in the public market following our listing on the NYSE, or the perception that such sales could occur, could adversely affect the trading price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholder may, or may not, elect to sell its shares of Class A common stock or the prices at which any such sales may occur. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the trading prices of shares of our Class A common stock prevailing from time to time.

Upon the effectiveness of the registration statement of which this prospectus forms a part, based on the number of shares of our capital stock outstanding as of April 30, 2020, we will have a total of 16,093,510 shares of our Class A common stock and 134,643,180 shares of our Class B common stock outstanding, assuming the automatic conversion of all outstanding shares of our preferred stock into 73,577,455 shares of our Class B common stock upon the effectiveness of the registration statement of which this prospectus forms a part.

Shares of our Class A common stock and Class B common stock will be deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Following the listing of our Class A common stock on the NYSE, shares of our Class A common stock may be sold either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.

As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of common stock for a period of at least one year will be able to sell their shares of Class A common stock under Rule 144, which is expected to include approximately            shares of common stock immediately after our registration.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately            shares immediately after the effectiveness of the registration statement of which this prospectus forms a part; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to our amended and restated investors’ rights agreement, the holders of up to             shares of our Class B common stock (including shares issuable upon the conversion of our outstanding preferred stock upon the effectiveness of the registration statement of which this prospectus forms a part), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our Class A common stock and Class B common stock issuable or reserved for issuance under our 2009 Plan, 2012 Plan, our 2020 Plan, and our ESPP. Shares covered by such registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations and vesting restrictions. As of April 30, 2020, options to purchase a total of 857,226 shares of our Class B common stock pursuant to our 2009 Plan, RSUs and options to purchase a total of 34,923,404 shares of our Class A common stock pursuant to our 2012 Plan were outstanding, and no options or other equity awards were outstanding or exercisable under our 2020 Plan.

SALE PRICE HISTORY OF OUR CAPITAL STOCK

We intend to apply to list our Class A common stock on the NYSE. Prior to the initial listing, no public market existed for our Class A common stock. However, our Class A and Class B common stock (on an as-converted to common stock basis) have a history of trading in private transactions, although such history is limited, as we only recently lifted transfer restrictions on our capital stock in February 2020. The table below shows the high and low sales prices for our Class A and Class B common stock (on an as-converted to common stock basis) in private transactions by our stockholders, for the indicated periods, as well as the volume-weighted average price per share, based on information available to us. While the DMM, in consultation with Morgan Stanley, J.P. Morgan, Credit Suisse, and Jefferies as our financial advisors, is expected to consider this information in connection with setting the opening public price of our Class A common stock, this information may, however, have little or no relation to the broader market demand for our Class A common stock and thus the opening trading price and subsequent trading price of our Class A common stock on the NYSE. As a result, you should not place reliance on these historical private sales prices as they may differ materially from the opening trading price and subsequent trading price of our Class A common stock on the NYSE. See the section titled “Risk Factors—Risks Related to Ownership of Our Class A Common Stock—The trading price of our Class A common stock, upon listing on the NYSE, may have little or no relationship to the historical sales prices of our capital stock in private transactions, and such private transactions have been limited.”

	Per Share Sale Price		Number of Shares Sold in the Period	Volume- Weighted Average Price (VWAP)	Number of Shares Outstanding (Period End)
	High	Low
Annual
Fiscal 2020(1)	$15.82	$15.82	4,647,127	$15.82	76,687,509
Quarterly
First Quarter Fiscal 2021(2)	$17.00	$13.04	335,347	$15.98	77,159,235
Second Quarter Fiscal 2021(2)(3)

(1)

In September 2019, we entered into a participation agreement with an entity affiliated with Lead Edge Capital, LEC Asana Holdings, LLC; 8VC Co-Invest Fund I, L.P.; WiL Fund I, L.P.; and Tiger Global Private Investment Partners XI, L.P. and an affiliate thereof, pursuant to which we agreed to waive certain transfer restrictions in connection with a tender offer that such parties proposed to commence. In October 2019, these holders conducted a tender offer for shares of our outstanding Class B common stock and Class A common stock from our stockholders and purchased an aggregate of 4,647,127 shares of our outstanding Class B common stock and Class A common stock from our stockholders, at a purchase price of $15.82 per share, for an aggregate purchase price of approximately $73.5 million.

(2)

From March 16, 2020 to June 14, 2020, as economic conditions worsened during the COVID-19 pandemic, we restricted the ability of our stockholders to transfer shares of our capital stock at a price per share below $13.04, which was the estimated fair value of our common stock determined by our board of directors.

(3)

From June 15, 2020 to             , 2020, we restricted the ability of our stockholders to transfer shares of our capital stock at a price per share below $14.24, which was the estimated fair value of our common stock determined by our board of directors.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership, and disposition of our Class A common stock. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local, or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect as of the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our Class A common stock pursuant to this prospectus and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers, or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons that own, or have owned, actually or constructively, more than 5% of our Class A common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our Class A common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our Class A common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL TAX LAWS WERE RECENTLY ENACTED. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Class A Common Stock

As described under the section titled “Dividend Policy,” we have not paid and do not anticipate paying dividends. However, if we make cash or other property distributions on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts that exceed such current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our Class A common stock, but not below zero. Any excess amount distributed will be treated as gain realized on the sale or other disposition of our Class A common stock and will be treated as described under the section titled “—Gain On Disposition of Our Class A Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our Class A common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our Class A common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our Class A common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our Class A common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class A common stock, and our Class A common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our Class A common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our Class A common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or applicable successor form), or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity either certifies that it does not have any “substantial United States owners” as defined in the Code or provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. The withholding provisions described above currently apply to payments of dividends on our Class A common stock. Subject to the recently released proposed Treasury Regulations described below, FATCA will also apply to gross proceeds from sales or other dispositions of our Class A common stock after December 31, 2018. The Treasury Department recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our Class A common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

PLAN OF DISTRIBUTION

The Registered Stockholders may sell their shares of Class A common stock covered hereby pursuant to brokerage transactions on the NYSE, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the shares of Class A common stock are listed for trading. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of Class A common stock by the Registered Stockholders, except we have engaged financial advisors with respect to certain other matters relating to our listing, as further described below. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of Class A common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of Class A common stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly-traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.

We have engaged Morgan Stanley, J.P. Morgan, Credit Suisse, and Jefferies as our financial advisors to advise and assist us with respect to certain matters relating to our listing, including defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part and the listing of our Class A common stock on the NYSE, the preparation of the registration statement of which this prospectus forms a part, and the preparation of investor communications and presentations in connection with investor education, and to be available to consult with the DMM who will be setting the opening public price of our Class A common stock on the NYSE. However, the financial advisors have not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Class A common stock in consultation with us, except as described herein with respect to consultation with the DMM on the opening public price in accordance with NYSE rules. We have also engaged RBC Capital Markets, LLC, JMP Securities LLC, KeyBanc Capital Markets Inc., Oppenheimer & Co. Inc., and Piper Sandler & Co. as our associate financial advisors to advise and assist us with respect to certain matters relating to our listing, including the preparation of the registration statement of which this prospectus forms a part and the preparation of investor communications and presentations in connection with investor education. However, the associate financial advisors have not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Class A common stock in consultation with us.

The DMM, acting pursuant to its obligations under the rules of the NYSE, is responsible for facilitating an orderly market for our Class A common stock. Based on information provided to the NYSE, the opening public price of our Class A common stock on the NYSE will be determined by buy and sell orders collected by the NYSE from various broker-dealers and will be set based on the DMM’s determination of where buy orders can be matched with sell orders at a single price. On the NYSE, buy orders priced equal to or higher than the opening public price and sell orders priced lower than or equal to the opening public price will participate in that opening trade. In accordance with NYSE rules, because there has not been a recent sustained history of trading in our common stock in a private placement market prior to listing, the DMM will consult with Morgan Stanley in order for the DMM to effect a fair and orderly opening of our Class A common stock on the NYSE, without coordination with us, consistent with the federal securities laws in connection with our direct listing. In addition, the DMM may also consult with our other financial advisors, also without coordination with us, in connection with our direct listing. Pursuant to such NYSE rules, and based upon information known to it at that time, Morgan Stanley and our other financial advisors are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding common stock and pre-listing selling and buying interest in our Class A common stock that they become aware of from potential investors and holders of our Class A common stock, including after consultation with certain institutional investors (which may include certain of the Registered Stockholders), in each case, without coordination with us. Morgan Stanley and certain of our other financial advisors, in their capacity as financial advisors to the Company, and who are available to consult with the DMM in accordance with NYSE rules, are expected to provide the DMM with our fair value per share, as determined by our most recently completed independent common stock valuation report, dated as of                 , 2020, which was $          per share of Class A common stock and Class B common stock. The common stock valuation report was prepared by an independent third party on behalf of the Company, and no financial advisor or associate financial advisor participated in the preparation of such report. The DMM, in consultation with Morgan Stanley and our other financial advisors, is also expected to consider the information in the section titled “Sale Price History of our Capital Stock.”

Similar to how a security being offered in an underwritten initial public offering would open on the first day of trading, before the opening public price of our Class A common stock is determined, the DMM may publish one or more pre-opening indications, which provides the market with a price range of where the DMM anticipates the opening public price will be, based on the buy and sell orders entered on the NYSE. The pre-opening indications will be available on the consolidated tape and NYSE market data feeds. As part of this opening process, the DMM will continue to update the pre-opening indication until the buy and sell orders reach equilibrium and can be priced by offsetting one another to determine the opening public price of our Class A common stock.

In connection with the process described above, a DMM in a direct listing may have less information available to it to determine the opening public price of our Class A common stock than a DMM would in an underwritten initial public offering. For example, because our financial advisors are not acting as underwriters, they will not have engaged in a book building process, and as a result, they will not be able to provide input to the DMM that is based on or informed by that process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of Class A common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, the public price of our Class A common stock may be more volatile than in an underwritten initial public offering and could, upon listing on the NYSE, decline significantly and rapidly. See the section titled “Risk Factors—Risks Related to Ownership of Our Class A Common Stock.”

In addition to sales made pursuant to this prospectus, the shares of Class A common stock covered by this prospectus may be sold by the Registered Stockholders in private transactions exempt from the registration requirements of the Securities Act.

Under the securities laws of some states, shares of Class A common stock may be sold in such states only through registered or licensed brokers or dealers.

If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of Class A common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from such Registered Stockholder, or commissions from purchasers of the shares of Class A common stock for whom they may act as agent or to whom they may sell as principal.

LEGAL MATTERS

Cooley LLP, Palo Alto, California, and Orrick, Herrington & Sutcliffe LLP, Menlo Park, California, are our legal advisors. Latham & Watkins LLP is legal advisor to the financial advisors.

EXPERTS

The financial statements as of January 31, 2019 and 2020 and for each of the two years in the period ended January 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements, and other information about issuers like us that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at https://asana.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

ASANA, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Asana, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Asana, Inc. and its subsidiaries (the “Company”) as of January 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases as of February 1, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

April 20, 2020

We have served as the Company’s auditor since 2011.

ASANA, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of January 31,		As of April 30, 2020	Pro Forma April 30, 2020
	2019	2020
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$23,778	$306,020	$315,609
Marketable securities	64,189	45,288	15,937
Accounts receivable, net	5,595	12,659	15,152
Prepaid expenses and other current assets	9,595	16,667	17,035

Total current assets	103,157	380,634	363,733
Property and equipment, net	4,099	10,100	14,309
Restricted cash, noncurrent	2,802	4,657	4,643
Operating lease right-of-use assets	—	20,818	17,810
Other assets	3,691	5,483	6,010

Total assets	$113,749	$421,692	$406,505

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable	$3,647	$7,549	$11,363
Accrued expenses and other current liabilities	7,930	18,241	19,803
Deferred revenue	31,918	62,725	68,568
Operating lease liabilities, current	—	11,613	10,929

Total current liabilities	43,495	100,128	110,663
Convertible note, net—related party	—	203,097	210,088
Operating lease liabilities, noncurrent	—	10,472	8,096
Other liabilities	801	2,729	2,688
Redeemable convertible preferred stock warrant liability	94	—	—	$—

Total liabilities	44,390	316,426	331,535

Commitments and contingencies (Note 7)
Redeemable convertible preferred stock, $0.00001 par value; 151,101, 151,101, and 151,101 shares authorized as of January 31, 2019, January 31, 2020, and April 30, 2020 (unaudited), respectively; 73,547, 73,577, and 73,577 shares issued and outstanding as of January 31, 2019, January 31, 2020, and April 30, 2020 (unaudited), respectively; liquidation preference of $250,916, $250,999, and $250,999 as of January 31, 2019, January 31, 2020, and April 30, 2020 (unaudited), respectively; no shares issued and outstanding as of April 30, 2020, pro forma (unaudited)	250,370	250,581	250,581	—
Stockholders’ (deficit) equity
Common stock, $0.00001 par value; 540,000, 540,000, and 540,000 shares authorized as of January 31, 2019, January 31, 2020, and April 30, 2020 (unaudited), respectively; 68,257, 76,688, and 77,159 shares issued and outstanding as of January 31, 2019, January 31, 2020, and April 30, 2020 (unaudited), respectively; 150,737 shares issued and outstanding as of April 30, 2020, pro forma (unaudited)	1	1	1	2
Additional paid-in capital	30,215	184,522	190,112	440,692
Accumulated other comprehensive loss	(80)	(102)	(143)	(143)
Accumulated deficit	(211,147)	(329,736)	(365,581)	(365,581)

Total stockholders’ (deficit) equity	(181,011)	(145,315)	(175,611)	$74,970

Total liabilities, redeemable convertible preferred stock, and stockholders’ (deficit) equity	$113,749	$421,692	$406,505

ASANA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
			(unaudited)
Revenues	$76,770	$142,606	$27,970	$47,706
Cost of revenues	13,832	19,881	4,109	6,206

Gross profit	62,938	122,725	23,861	41,500

Operating expenses:
Research and development	42,585	89,675	13,432	22,383
Sales and marketing	52,106	105,836	18,859	36,091
General and administrative	20,260	46,845	6,934	12,111

Total operating expenses	114,951	242,356	39,225	70,585

Loss from operations	(52,013)	(119,631)	(15,364)	(29,085)
Interest income	1,290	1,755	558	694
Interest expense	—	(78)	—	(6,991)
Other income (expense), net	(177)	(390)	(86)	(340)

Loss before provision for income taxes	(50,900)	(118,344)	(14,892)	(35,722)
Provision for income taxes	28	245	61	123

Net loss	$(50,928)	$(118,589)	$(14,953)	$(35,845)

Net loss per share:
Basic and diluted	$(0.78)	$(1.69)	$(0.22)	$(0.47)

Weighted-average shares used in calculating net loss per share:
Basic and diluted	65,214	70,335	67,782	75,641

Pro forma net loss per share (unaudited):
Basic and diluted		$(0.82)		$(0.24)

Weighted-average shares used in calculating pro forma net loss per share (unaudited):
Basic and diluted		143,887		149,218

ASANA, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
			(unaudited)
Net loss	$(50,928)	$(118,589)	$(14,953)	$(35,845)
Other comprehensive income (loss):
Net unrealized gains on marketable securities	23	7	1	17
Change in foreign currency translation adjustments	(18)	(29)	3	(58)

Comprehensive loss	$(50,923)	$(118,611)	$(14,949)	$(35,886)

ASANA, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at February 1, 2018	67,317	$199,364	63,660	$1	$18,101	$(85)	$(160,219)	$(142,202)
Issuance of Series E redeemable convertible preferred stock, net of issuance costs	6,230	51,006	—	—	—	—	—	—
Issuance of common stock upon the exercise of options	—	—	4,607	—	2,930	—	—	2,930
Vesting of early exercised stock options	—	—	—	—	613	—	—	613
Repurchases of common stock	—	—	(11)	—	(14)	—	—	(14)
Stock-based compensation expense	—	—	—	—	8,585	—	—	8,585
Net unrealized gain on marketable securities	—	—	—	—	—	23	—	23
Foreign currency translation adjustments	—	—	—	—	—	(18)	—	(18)
Net loss	—	—	—	—	—	—	(50,928)	(50,928)

Balances at January 31, 2019	73,547	250,370	68,256	1	30,215	(80)	(211,147)	(181,011)
Issuance of common stock upon the exercise of options	—	—	8,456	—	7,576	—	—	7,576
Issuance of redeemable convertible preferred stock upon net exercise of warrants	30	211	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	1,402	—	—	1,402
Repurchases of common stock	—	—	(24)	—	(77)	—	—	(77)
Stock-based compensation expense	—	—	—	—	48,425	—	—	48,425
Net unrealized gain on marketable securities	—	—	—	—	—	7	—	7
Deemed capital contribution on issuance of convertible note—related party	—	—	—	—	96,981	—	—	96,981
Foreign currency translation adjustments	—	—	—	—	—	(29)	—	(29)
Net loss	—	—	—	—	—	—	(118,589)	(118,589)

Balances at January 31, 2020	73,577	$250,581	76,688	$1	$184,522	$(102)	$(329,736)	$(145,315)

ASANA, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT — CONTINUED

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at January 31, 2019	73,547	$250,370	68,256	$1	$30,215	$(80)	$(211,147)	$(181,011)
Issuance of common stock upon the exercise of options (unaudited)	—	—	619	—	521	—	—	521
Vesting of early exercised stock options (unaudited)	—	—	—	—	274	—	—	274
Repurchases of common stock (unaudited)	—	—	(5)	—	(11)	—	—	(11)
Stock-based compensation expense (unaudited)	—	—	—	—	1,525	—	—	1,525
Net unrealized gain on marketable securities (unaudited)	—	—	—	—	—	1	—	1
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	3	—	3
Net loss (unaudited)	—	—	—	—	—	—	(14,953)	(14,953)

Balances at April 30, 2019 (unaudited)	73,547	250,370	68,870	1	32,524	(76)	(226,100)	(193,651)
Balances at January 31, 2020	73,577	250,581	76,688	1	184,522	(102)	(329,736)	(145,315)
Issuance of common stock upon the exercise of options (unaudited)	—	—	465	—	746	—	—	746
Vesting of early exercised stock options (unaudited)	—	—	—	—	837	—	—	837
Issuance of common stock upon the vesting and settlement of restricted stock units, net of shares withheld for taxes (unaudited)	—	—	6	—	(66)	—	—	(66)
Stock-based compensation expense (unaudited)	—	—	—	—	4,073	—	—	4,073
Net unrealized gain on marketable securities (unaudited)	—	—	—	—	—	17	—	17
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	(58)	—	(58)
Net loss (unaudited)	—	—	—	—	—	—	(35,845)	(35,845)

Balances at April 30, 2020 (unaudited)	73,577	$250,581	77,159	$1	$190,112	$(143)	$(365,581)	$(175,611)

ASANA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
			(unaudited)
Cash flows from operating activities
Net loss	$(50,928)	$(118,589)	$(14,953)	$(35,845)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	95	653	25	383
Depreciation and amortization	4,231	2,233	648	743
Amortization of deferred contract acquisition costs	322	1,607	234	711
Stock-based compensation expense	8,547	48,386	1,509	3,982
Net amortization (accretion) of premium (discount) on marketable securities	(820)	(1,016)	(382)	(48)
Change in fair value of redeemable convertible preferred stock warrant liability	35	117	11	—
Non-cash lease expense	—	8,228	2,281	2,962
Amortization of discount on convertible note	—	49	—	4,402
Non-cash interest expense	—	29	—	2,589
Changes in operating assets and liabilities:
Accounts receivable	(3,427)	(7,718)	(822)	(2,877)
Prepaid expenses and other current assets	(4,534)	(8,688)	(1,541)	(1,081)
Other assets	(3,690)	(1,791)	(804)	(528)
Accounts payable	362	3,472	1,428	3,135
Accrued expenses and other current liabilities	4,023	8,321	(644)	296
Deferred revenue	15,089	32,189	7,656	6,036
Operating lease liabilities	—	(7,618)	(1,600)	(3,014)
Other liabilities	515	—	—	—

Net cash used in operating activities	(30,180)	(40,136)	(6,954)	(18,154)

Cash flows from investing activities
Purchases of marketable securities	(103,205)	(77,759)	(27,407)	—
Sales of marketable securities	—	4,282	2,680	—
Maturities of marketable securities	61,950	93,394	17,500	29,399
Purchases of property and equipment	(2,850)	(6,878)	(162)	(2,081)
Capitalized internal-use software	(557)	(384)	(208)	(461)

Net cash provided by (used in) investing activities	(44,662)	12,655	(7,597)	26,857

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	51,006	—	—	—
Proceeds from issuance of convertible note—related party	—	300,000	—	—
Repurchases of common stock	(14)	(77)	(11)	(66)
Proceeds from exercise of stock options	4,301	11,674	810	969

Net cash provided by financing activities	55,293	311,597	799	903

Effect of foreign exchange rates on cash and cash equivalents and restricted cash	4	(19)	3	(31)

Net increase (decrease) in cash, cash equivalents, and restricted cash	(19,545)	284,097	(13,749)	9,575
Cash, cash equivalents, and restricted cash
Beginning of period	46,125	26,580	26,580	310,677

End of period	$26,580	$310,677	$12,831	$320,252

ASANA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	As of January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
			(unaudited)
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$23,778	$306,020	$10,029	$315,609
Restricted cash	2,802	4,657	2,802	4,643

Total cash, cash equivalents, and restricted cash	$26,580	$310,677	$12,831	$320,252

Supplemental cash flow data
Purchase of property and equipment in accounts payable and accrued liabilities	$24	$914	$93	$3,262
Vesting of early exercised stock options	613	1,402	274	837
Conversion of redeemable convertible preferred stock warrant liability to redeemable convertible preferred stock as a result of warrant exercise	—	211	—	—

Note 1. Organization

Organization and Description of Business

Asana, Inc. (“Asana” or the “Company”) was incorporated in the state of Delaware on December 16, 2008. Asana is a work management platform that helps teams orchestrate work, from daily tasks to cross-functional strategic initiatives. The Company is headquartered in San Francisco, California.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include the accounts of the Company’s wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Fiscal Year

The Company’s fiscal year ends on January 31. For example, references to fiscal 2019 and 2020 refer to the fiscal year ended January 31, 2019 and January 31, 2020, respectively.

Unaudited Pro Forma Balance Sheet Information

The accompanying unaudited pro forma consolidated balance sheet assumes all shares of the Company’s redeemable convertible preferred stock had automatically converted into 73,577,455 shares of Class B common stock on a one-for-one basis as if such conversion had occurred on April 30, 2020.

Reclassification of Class A and Class B Common Stock

On March 23, 2020, the Company amended and restated its certificate of incorporation to effect a reclassification of the Company’s Class A common stock to Class B common stock, and vice versa. There were no changes to the rights, preferences, and privileges of each class of common stock at this time. All references to Class A common stock have been recast to Class B common stock, and all references to Class B common stock have been recast to Class A common stock, in these consolidated financial statements to give retrospective effect to the reclassification for all periods presented.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, revenue recognition, the useful lives and carrying values of long-lived assets, the fair value of the Convertible Note (as defined below), the fair value of common stock, stock-based compensation expense, the period of benefit for deferred contract acquisition costs, and income taxes. Actual results could differ from those estimates.

Risks and Uncertainties

As a result of the COVID-19 pandemic, the Company has temporarily closed its headquarters and other offices, required its employees and contractors to work remotely, and implemented travel restrictions, all of which represent a significant disruption in how the Company operates its business. The operations of its partners and customers have likewise been disrupted. The worldwide spread of the COVID-19 virus is expected to result in a global slowdown of economic activity. While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment actions, it has already had an adverse effect on the global economy and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, the conditions caused by this pandemic could affect the rate of global IT spending and could adversely affect demand for the Company’s platform, lengthen the Company’s sales cycles, reduce the value or duration of subscriptions, negatively impact collections of accounts receivable, reduce expected spending from new customers, cause some of the Company’s paying customers to go out of business, limit the ability of the Company’s direct sales force to travel to customers and potential customers, and affect contraction or attrition rates of the Company’s customers, all of which could adversely affect the Company’s business, results of operations, and financial condition. As of the date of issuance of the financial statements, the Company is not aware of any specific event or circumstance related to COVID-19 that would require it to update its estimates or judgments or adjust the carrying value of its assets or liabilities. Actual results could differ from those estimates and any such differences may be material to the consolidated financial statements.

Revenue Recognition

The Company derives its revenues from monthly and annual subscription fees earned from customers accessing the platform. The Company’s policy is to exclude sales and other indirect taxes when measuring the transaction price of its subscription agreements. The Company accounts for revenue contracts with customers by applying the requirements of ASC 606, Revenue from Contracts with Customers, which includes the following steps:

•	Identification of the contract, or contracts, with the customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of the revenues when, or as, the Company satisfies a performance obligation.

The Company’s subscription agreements generally have monthly or annual contractual terms and are billed in advance. Revenues are recognized ratably over the related contractual term beginning on the date that the platform is made available to a customer. The Company recognizes revenues ratably because the customer receives and consumes the benefits of the platform throughout the contractual period. Access to the platform represents a series of distinct services that comprise a single performance obligation that is satisfied over time. The Company’s contracts are generally non-cancelable and do not provide for refunds to customers in the event of cancellations.

A majority of the Company’s contracts give a right to bill for additional usage, which is deemed variable consideration. The variable consideration is allocated as the services are completed. An estimate of variable consideration is included in the transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

Deferred Revenue

Future revenues related to performance obligations that are unsatisfied or partially unsatisfied were $64.1 million and $70.1 million as of January 31, 2020 and April 30, 2020 (unaudited), respectively, of which $62.7 million and $68.6 million (unaudited), respectively, is presented as deferred revenue for which the Company expects to satisfy the performance obligations in the next respective 12 months, and $1.4 million and $1.6 million, respectively, is presented within other liabilities, a noncurrent liability, in the consolidated balance sheet, as of January 31, 2020 and April 30, 2020 (unaudited).

Deferred Contract Acquisition Costs

Deferred contract acquisition costs represent gross deferred contract acquisition costs less accumulated amortization. Sales commissions earned by the Company’s sales force, as well as related payroll taxes, are considered to be incremental and recoverable costs of obtaining a contract with a customer. As a result, these amounts have been capitalized as deferred contract acquisition costs within prepaid and other current assets and other assets on the consolidated balance sheets.

Deferred contract acquisition costs are amortized over a period of benefit of three years. The period of benefit was estimated by considering factors such as historical customer attrition rates, the useful life of the Company’s technology, and the impact of competition in the software-as-a-service industry.

The following table summarizes the activity of deferred contract acquisition costs (in thousands):

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
			(unaudited)
Beginning balance	$—	$2,071	$2,071	$6,107
Capitalization of contract acquisition costs	2,393	5,643	941	1,251
Amortization of deferred contract acquisition costs	(322)	(1,607)	(234)	(711)

Ending balance	$2,071	$6,107	$2,778	$6,647

Deferred contract acquisition costs, current	$797	$2,692	$1,105	$3,073
Deferred contract acquisition costs, noncurrent	1,274	3,415	1,673	3,574

Total deferred contract acquisition costs	$2,071	$6,107	$2,778	$6,647

Research and Development

Research and development expenses consist primarily of personnel-related expenses such as salaries and related benefits for the Company’s product development employees. Also included are non-personnel costs such as product design costs, third-party services and consulting expenses, depreciation expense related to equipment used in research and development activities, and allocation of the Company’s general overhead expenses.

Advertising Expenses

Advertising expenses are charged to sales and marketing expense in the consolidated statements of operations as incurred. Advertising expenses were $19.9 million, $39.0 million, $6.3 million, and $14.8 million for the years ended January 31, 2019 and 2020 and the three months ended April 30, 2019 and 2020 (unaudited), respectively.

Stock-Based Compensation Expense

The Company records stock-based compensation expense for all stock-based awards, including stock options and restricted stock units (“RSUs”), made to employees, non-employees, and directors based on estimated fair values recognized over the requisite service period. The fair value of stock options granted for purposes of calculating stock-based compensation expense is estimated on the grant date using the Black-Scholes pricing model. The Black-Scholes pricing model requires the Company to make assumptions and judgments about the inputs used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company’s common stock, risk-free interest rate, and expected dividend yield. The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The expected term assumptions are determined based on the vesting terms, exercise terms, and contractual lives of the options. The volatility is based on an average of the historical volatilities of the common stock of comparable public companies with characteristics similar to those of the Company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The Company’s expected dividend yield input is zero as it has not historically paid, nor does it expect in the future to pay, cash dividends on its common stock. Stock-based compensation expense for RSUs is measured based on the fair value of the underlying shares on the date of grant.

Stock-based compensation expense is recognized as expense over the requisite service period, which is generally the vesting period of the respective award. The Company uses the straight-line method for expense attribution. The Company accounts for forfeitures as they occur.

Foreign Currency Translation and Transactions

The functional currency of each of the Company’s wholly owned subsidiaries is the applicable local currency or the U.S. dollar. The translation of foreign currencies into U.S. dollars is performed for assets and liabilities using current foreign currency exchange rates in effect at the balance sheet date and for revenues and expense accounts using average foreign currency exchange rates during the period. Capital accounts are translated at historical foreign currency exchange rates. Translation gains and losses are included in stockholders’ deficit as a component of accumulated other comprehensive income (loss). Adjustments that arise from foreign currency exchange rate changes on transactions denominated in a currency other than the functional currency are included in other income (expense), net on the consolidated statements of operations and were not material for the years ended January 31, 2019 and 2020 and the three months ended April 30, 2019 and 2020 (unaudited).

Segment Information

The Company’s chief operating decision-maker is its Chief Executive Officer (“CEO”), who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. The Company manages its operations and allocates resources as a single operating segment. For information regarding the Company’s revenues and long-lived assets by geographic area, see Note 14, “Geographic Information.”

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with original maturities at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Under various facilities operating lease agreements, the Company is required to maintain a restricted cash deposit as collateral. The Company had $2.8 million, $4.7 million, and $4.6 million of restricted cash for use as security deposits for standby letters of credit issued to landlords as of January 31, 2019 and 2020 and April 30, 2020 (unaudited), respectively.

Cash, cash equivalents, and restricted cash as reported in the Company’s consolidated statements of cash flows includes the aggregate amounts of cash, cash equivalents, and restricted cash as shown on the consolidated balance sheets. Cash, cash equivalents, and restricted cash as reported in the Company’s consolidated statements of cash flows consist of the following (in thousands):

	As of February 1, 2018	As of January 31,		As of April 30,
		2019	2020	2019	2020
				(unaudited)
Cash and cash equivalents	$44,659	$23,778	$306,020	$10,029	$315,609
Restricted cash	1,466	2,802	4,657	2,802	4,643

Cash, cash equivalents, and restricted cash	$46,125	$26,580	$310,677	$12,831	$320,252

Marketable Securities

Marketable securities are partially comprised of marketable securities, including U.S. government securities, commercial paper, and corporate bonds with an original contractual maturity or a remaining maturity at the time of purchase of greater than three months and no more than 12 months. These marketable securities are classified as available-for-sale securities and are carried at fair value with unrealized gains and losses reported in accumulated other comprehensive income (loss) as a separate component of stockholders’ deficit. Interest receivable on these securities is presented in prepaid expenses and other current assets on the consolidated balance sheets. Realized gains and losses and other-than-temporary impairments, if any, on available-for-sale securities are recognized upon sale and are included in other income (expense), net in the consolidated statements of operations. The cost of securities sold is based on the specific identification method. Marketable securities are reviewed periodically to identify possible other-than-temporary impairments. No impairment loss has been recorded on the Company’s marketable securities during the years ended January 31, 2019 and 2020 and the three months ended April 30, 2020 (unaudited).

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at realizable value, net of allowance for doubtful accounts. The Company’s estimate is based on historical collection experience and a review of the current status of accounts receivable. The Company’s allowance for doubtful accounts was $0.1 million, $0.1 million, and $0.5 million as of January 31, 2019 and 2020 and April 30, 2020 (unaudited), respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, and marketable securities. Substantially all the Company’s cash and cash equivalents are held by four financial institutions that management believes are of high credit quality. Such deposits may, at times, exceed federally insured limits. Cash equivalents are invested in highly rated money market funds.

A large portion of the Company’s customers authorize the Company to bill their credit card accounts through the Company’s third-party payment processing partners, presenting additional credit risk. For the years ended January 31, 2019 and 2020 and the three months ended April 30, 2019 and 2020 (unaudited), there were no individual customers that accounted for 10% or more of the Company’s revenues. The Company had one customer that accounted for 12% of accounts receivable as of January 31, 2019, and no customer accounted for more than 10% of accounts receivable as of January 31, 2020. The Company had one customer that accounted for 10% of accounts receivable as of April 30, 2020 (unaudited).

Fair Value of Financial Instruments

The carrying amounts reflected in the consolidated balance sheets for cash equivalents, accounts receivable, and accounts payable approximate their respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value on the consolidated balance sheets.

The Company accounts for certain of its financial assets at fair value. In determining and disclosing fair value, the Company uses a fair value hierarchy established by U.S. GAAP. The guidance defines fair value as an exit price, representing the amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the Company utilizes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	Observable inputs such as quoted prices in active markets.

Level 2	Inputs other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3	Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Lease Obligations

The Company determines if an arrangement is a lease at inception by determining if the contract conveys the right to control the issue of an identified asset for a period of time in exchange for consideration and other facts and circumstances. Right-of-use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As the Company’s leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on the Company’s understanding of what its credit rating would be. The ROU assets also include any lease payments made prior to commencement and are recorded net of any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of operations. The Company’s lease agreements generally do not contain any residual value guarantees, restrictions, or covenants.

The Company has lease agreements with lease and non-lease components. The Company has elected to combine lease and non-lease components as a single lease component for all classes of underlying assets. The Company has also elected to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

Operating leases are included in operating lease ROU assets, operating lease liabilities, current, and operating lease liabilities, noncurrent on the consolidated balance sheets.

Property and Equipment, Net

The Company records its property and equipment at cost. Depreciation is computed on the straight-line method over the estimated useful lives of two to three years. Leasehold improvements are amortized over the remaining period of the lease, or the estimated useful life of the improvement, whichever is shorter. Repair and maintenance expenditures, which are not considered improvements and do not extend the useful life of an asset, are expensed as incurred.

Asset Type	Life (Years)
Desktop and other computer equipment	2-3
Furniture and fixtures	3
Leasehold improvements	Shorter of lease term or estimated useful life
Capitalized internal-use software	3

Capitalized Internal-Use Software

The Company capitalizes certain internal software development costs, consisting primarily of direct labor associated with creating the internally developed software. Capitalized costs are amortized using the straight-line method over the estimated useful life of the software once it is ready for its intended use. The Company believes the straight-line recognition method best approximates the manner in which the expected benefit will be derived.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset groups may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses were recorded during the years ended January 31, 2019 and 2020 and the three months ended April 30, 2020 (unaudited).

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires that deferred income taxes be provided for temporary differences between the tax basis of the Company’s assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating loss carryforwards and research and development credit carryforwards.

A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized. If there is significant negative evidence that the near term realization of certain assets are deemed unlikely, the Company would record a valuation allowance against the deferred tax assets. The Company regularly assesses the continuing need for a valuation allowance against its deferred tax assets. Significant judgment is required to determine whether a valuation allowance continues to be necessary and the amount of such valuation allowance, if appropriate. The Company considers all available evidence, both positive and negative, to determine, based on the weight of available evidence, whether it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating the continued need for a valuation allowance, the Company considers, among other things, the nature, frequency, and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods.

The Company performs a comprehensive review of potential uncertain tax positions in each jurisdiction in which the Company operates. The Company accounts for uncertain tax positions in accordance with ASC 740, Income Taxes. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision that an entity takes or expects to take in a tax return.

The Company’s policy is to include penalties and interest related to income tax matters within the Company’s benefit from (provision for) income taxes.

Redeemable Convertible Preferred Stock Warrants

The Company had redeemable convertible preferred stock warrants exercisable for its Series B redeemable convertible preferred stock, which were classified as liabilities on the Company’s balance sheets. The redeemable convertible preferred stock warrants were subject to remeasurement at each balance sheet date, and any change in fair value was recognized as a component of other income (expense), net. In November 2019, all of the Company’s outstanding redeemable convertible preferred stock warrants were net exercised for 30,606 shares of Series B redeemable convertible preferred stock. See Note 10, “Series 1 Redeemable Convertible Preferred Stock and Series A - Series E Redeemable Convertible Preferred Stock,” for further discussion.

Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. All series of the Company’s redeemable convertible preferred stock and early exercised stock options are considered to be participating securities because all holders are entitled to receive a non-cumulative dividend on a pari passu basis in the event that a dividend is paid on the common stock. The holders of the redeemable convertible preferred stock do not have a contractual obligation to share in the Company’s losses. As such, the Company’s net losses for the years ended January 31, 2019 and 2020 and the three months ended April 30, 2019 and 2020 (unaudited) were not allocated to these participating securities.

The rights, including the liquidation and dividend rights, of the holders of Class A and Class B common stock are identical, except with respect to voting. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis and the resulting net loss per share attributed to common stockholders will, therefore, be the same for both Class A and Class B common stock on an individual or combined basis.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of redeemable convertible preferred stock warrants, stock options, RSUs, and redeemable convertible preferred stock. As the Company has reported losses for all periods presented, all potentially dilutive securities are anti-dilutive, and accordingly, basic net loss per share equaled diluted net loss per share.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in more timely recognition of credit losses. The guidance is effective for the Company for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact and timing of adopting ASU No. 2016-13.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. Under existing U.S. GAAP, there is diversity in practice in accounting for the costs of implementing cloud computing arrangements that are service contracts. The amendments in ASU No. 2018-15 amend the definition of a hosting arrangement and requires a customer in a hosting arrangement that is a service contract to capitalize certain costs as if the arrangement were an internal-use software project. The guidance is effective for the Company for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact and timing of adopting ASU No. 2018-15.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving consistent application of other areas of the topic by clarifying the guidance. The amendments in this update are effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact and timing of adopting ASU No. 2019-12.

Recently Adopted Accounting Pronouncements

On February 1, 2019, the Company adopted ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. Under existing U.S. GAAP, the effects of changes in tax rates and laws on deferred tax balances are recorded as a component of income tax expense in the period in which the law was enacted. When deferred tax balances related to items originally recorded in accumulated other comprehensive income are adjusted, certain tax effects become stranded in accumulated other comprehensive income. The amendments in ASU No. 2018-02 allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the 2017 Tax Cuts and Jobs Act. The amendments in ASU No. 2018-02 also require certain disclosures about stranded tax effects. The adoption of the guidance did not have a material impact on the Company’s consolidated financial statements.

On February 1, 2019, the Company adopted Accounting Standards Update No. 2016-02, Leases (“Topic 842” or “ASC 842”) (ASU 2016-02) on a modified basis using the optional transition method, and accordingly, has not restated comparative periods. Balances and related disclosures for fiscal 2019 continue to be presented in accordance with ASC 840, Leases. Results and disclosures for fiscal 2020 are presented under ASC 842.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carryforward its historical lease classification, the assessment on whether a contract was or contains a lease, and the initial direct costs for any leases that existed prior to February 1, 2019, the adoption date. The Company elected the use of the hindsight practical expedient in determining the lease term and assessing the likelihood that the lease renewal or termination option will be exercised. The Company also elected to combine lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheets and recognize the associated lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

Upon adoption, the Company recognized total ROU assets of $16.5 million, with corresponding operating lease liabilities of $18.3 million on the consolidated balance sheet. The ROU assets include adjustments for prepayments and accrued lease incentive liabilities. The adoption did not impact beginning accumulated deficit or the prior year consolidated statement of operations and statement of cash flows.

Recently Adopted Accounting Pronouncements (Unaudited)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), which amends disclosure requirements for fair value measurements by requiring new disclosures, modifying existing requirements, and eliminating others. On February 1, 2020, the Company adopted ASU 2018-13. The adoption of the standard did not have a material impact on the Company’s unaudited interim consolidated financial statements.

Note 3. Fair Value Measurements

The following table summarizes, for assets and liabilities measured at fair value, the respective fair value and classification by level of input within the fair value hierarchy (in thousands):

	As of April 30, 2020
	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets
Cash equivalents
Money market funds	$305,688	$—	$—	$305,688

Total cash equivalents	305,688	—	—	305,688

Marketable securities
U.S. treasury bonds	9,601	—	—	9,601
Commercial paper	—	2,193	—	2,193
Corporate bonds	—	4,143	—	4,143

Total marketable securities	9,601	6,336	—	15,937

Total assets	$315,289	$6,336	$—	$321,625

	January 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$610	$—	$—	$610

Total cash equivalents	610	—	—	610

Marketable securities
U.S. treasury bonds	17,590	—	—	17,590
Commercial paper	—	16,452	—	16,452
Corporate bonds	—	11,246	—	11,246

Total marketable securities	17,590	27,698	—	45,288

Total assets	$18,200	$27,698	$—	$45,898

	January 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$22,787	$—	$—	$22,787

Total cash equivalents	22,787	—	—	22,787

Marketable securities
U.S. treasury bonds	9,530	—	—	9,530
Commercial paper	—	38,498	—	38,498
Corporate bonds	—	16,161	—	16,161

Total marketable securities	9,530	54,659	—	64,189

Total assets	$32,317	$54,659	$—	$86,976

Liabilities
Redeemable convertible preferred stock warrant liability	$—	$—	94	$94

Total liabilities	$—	$—	$94	$94

There were no transfers of financial assets or liabilities into or out of Level 1, Level 2, or Level 3 during the years ended January 31, 2019 and 2020 or the three months ended April 30, 2020 (unaudited).

The following table summarizes the change in the redeemable convertible preferred stock warrant liability (in thousands):

Amount
Balance as of February 1, 2018	$59
Adjustment resulting from change in fair value recognized in the consolidated statement of operations	35

Balance as of January 31, 2019	94
Adjustment resulting from change in fair value recognized in the consolidated statement of operations	117
Exercise of redeemable convertible preferred stock warrants	(211)

Balance as of January 31, 2020	$—

The following table summarizes the Company’s investments in marketable securities on the consolidated balance sheets (in thousands):

	As of April 30, 2020
	Amortized Cost	Gross Unrealized Gains	Estimated Fair Value
	(unaudited)
Commercial paper	$2,193	$—	$2,193
U.S. treasury bonds	9,560	41	9,601
Corporate bonds	4,139	4	4,143

Total marketable securities	$15,892	$45	$15,937

	January 31, 2020
	Amortized Cost	Gross Unrealized Gains	Estimated Fair Value
Commercial paper	16,452	—	$16,452
U.S. treasury bonds	17,571	19	17,590
Corporate bonds	11,237	9	11,246

Total marketable securities	$45,260	$28	$45,288

	January 31, 2019
	Amortized Cost	Gross Unrealized Gains	Estimated Fair Value
U.S. treasury bonds	$9,529	$1	$9,530
Commercial paper	38,498	—	38,498
Corporate bonds	16,139	22	16,161

Total marketable securities	$64,166	$23	$64,189

In January 2020, the Company issued a convertible note to a trust affiliated with the Company’s CEO. The fair value of the convertible note at issuance on January 30, 2020 was $203.0 million. There were no significant changes in fair value between January 30, 2020 and January 31, 2020. The fair value of the convertible note was $223.5 million at April 30, 2020 (unaudited). The Company considers the fair value of the convertible note to be a Level 3 measurement as the fair value is estimated using significant unobservable inputs. The fair value of the convertible note was measured using a binomial lattice model. Inputs used to determine the estimated fair value of the convertible note include equity volatility of comparable companies, risk-free interest rate, and estimated fair value of the Company’s common stock. Certain unobservable inputs used in the fair value measurement of the convertible note include assumptions related to future liquidity events. See Note 5, “Convertible Note—Related Party,” for further discussion.

Note 4. Balance Sheet Components

Property and Equipment, Net

Property and equipment, net, consisted of the following (in thousands):

	As of January 31,		As of April 30, 2020
	2019	2020
			(unaudited)
Desktop and other computer equipment	$2,255	$2,530	$2,534
Furniture and fixtures	1,641	1,857	1,855
Leasehold improvements	8,704	12,047	12,068
Capitalized internal-use software	8,919	9,341	9,885
Construction in progress	49	3,871	8,247

Total gross property and equipment	21,568	29,646	34,589
Less: Accumulated depreciation and amortization	(17,469)	(19,546)	(20,280)

Total property and equipment, net	$4,099	$10,100	$14,309

Depreciation and amortization expense for the years ended January 31, 2019 and 2020 and the three months ended April 30, 2019 and 2020 (unaudited) was $2.9 million, $2.2 million, $0.6 million, and $0.7 million, respectively.

The changes in the carrying value of capitalized internal-use software costs for the periods presented below are as follows (in thousands):

Amount
Balance as of February 1, 2018	$1,801
Capitalization of internal-use software costs	597
Amortization of internal-use software costs	(1,357)

Balance as of January 31, 2019	1,041
Capitalization of internal-use software costs	423
Amortization of internal-use software costs	(653)

Balance as of January 31, 2020	$811

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of January 31,		As of April 30, 2020
	2019	2020
			(unaudited)
Prepaid expenses	$7,460	$10,479	$10,097
Deferred contract acquisition costs, current	797	2,692	3,073
Other current assets	1,338	3,496	3,865

Total prepaid expenses and other current assets	$9,595	$16,667	$17,035

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of January 31,		As of April 30, 2020
	2019	2020
			(unaudited)
Accrued payroll liabilities	$2,342	$3,479	$1,750
Accrued taxes for fringe benefits	2,291	3,312	2,956
Accrued property and equipment	—	484	2,131
Other liabilities	3,297	10,966	12,966

Total accrued expenses and other current liabilities	$7,930	$18,241	$19,803

Note 5. Convertible Note—Related Party

In January 2020, the Company issued a 3.5% unsecured senior mandatory convertible promissory note due in 2025 (“Convertible Note”) in a private placement to an entity affiliated with the Company’s CEO. The Convertible Note with a principal amount of $300 million is a senior, unsecured obligation of the Company. The Convertible Note does not contain any financial covenants or place any dividend restrictions on the Company. The Convertible Note matures, and would be converted, on January 30, 2025 (“Maturity Date”) unless earlier converted as discussed below or redeemed in connection with the Company’s bankruptcy, insolvency, or other similar events. The Convertible Note bears interest at a fixed rate of 3.5% per annum that will be compounded annually and payable in-kind, resulting in an aggregate $356.3 million being due on settlement (the “Settlement Amount”).

The initial conversion rate is 31.6649 shares of the Company’s Class B common stock per $1,000 of the Settlement Amount, which equates to a conversion price of $31.58 of the Settlement Amount per share. The initial conversion rate is subject to standard anti-dilution adjustments. The holder of the Convertible Note is not entitled to convert the Convertible Note at any time. The Convertible Note is convertible at the option of the Company at any time until the close of business on the second scheduled trading day prior to the Maturity Date during any calendar quarter beginning after the date of a public listing of the Company’s Class A common stock on any national securities exchange under the following circumstances:

•

if the closing price of the Company’s Class A common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter equals or exceeds the conversion price (initially $31.58); or

•	upon the occurrence of specified corporate events as described in the Convertible Note.

If the Convertible Note is outstanding as of the Maturity Date and a public listing of the Company’s common stock has occurred, the Convertible Note will automatically convert into an number of shares of Class A common stock of the Company at a conversion rate equal to the greater of (i) the initial conversion rate per $1,000 of the Settlement Amount of the Convertible Note, subject to standard anti-dilution adjustments, and (ii) the lesser of (a) $1,000 divided by the volume-weighted average price of the Company’s Class A common stock for the 20 trading days ending on the last trading day immediately preceding the Maturity Date and (b) 50.6638 shares per each $1,000 of the Settlement Amount, subject to standard anti-dilution adjustments. In the event that a public listing of the Company’s common stock has not occurred by the close of business on the second day prior to the Maturity Date, the Convertible Note shall convert into shares of the capital stock of the Company’s most recent equity financing, at the lesser of (i) 50.6638 shares per each $1,000 of the Settlement Amount, subject to standard anti-dilution adjustments, and (ii) $1,000 divided by the price per share at which such capital stock was sold in the most recent equity financing per each $1,000 of the Settlement Amount of the Convertible Note.

The Convertible Note was initially measured and recorded at fair value based on a binomial lattice model, including assumptions associated with the probability of future liquidity events. The excess $97.0 million of the proceeds received from the issuance of the Convertible Note over the fair value of the Convertible Note was recorded as a capital contribution in additional paid-in capital. The difference between the par value of the Convertible Note and the carrying amount represents the debt discount that is amortized to interest expense at an effective interest rate over the term of the Convertible Note. Debt issuance costs for the Convertible Note were not material.

The net carrying amount of the Convertible Note was as follows (in thousands):

	As of January 31, 2020	As of April 30, 2020
		(unaudited)
Principal	$300,000	$300,000
Unamortized discount	(96,932)	(92,530)
Accrued interest expense	29	2,618

Net carrying amount	$203,097	$210,088

Interest expense related to the Convertible Note was as follows (in thousands):

	Year Ended January 31, 2020	Three Months Ended April 30, 2020
		(unaudited)
Amortization of debt discount	$49	$4,402
Contractual interest expense	29	2,589

Total interest expense	$78	$6,991

Note 6. Debt

In April 2020, the Company entered into a five-year $40.0 million term loan agreement with Silicon Valley Bank. The agreement provides for a senior secured term loan facility, in an aggregate principal amount of up to $40.0 million to be used for the construction of the Company’s new corporate headquarters. Interest will accrue on any outstanding balance at a floating rate per annum equal to the prime rate (per the Wall Street Journal) plus an applicable margin equal to either (a) 0% if the Company’s unrestricted cash at the lender is equal to or less than $80.0. million, or (b) (0.5)% if the Company’s unrestricted cash at the lender is between $80.0 million and $100.0 million, or (c) (1.0)% if the Company’s unrestricted cash balance at the lender is equal to or greater than $100.0 million. Interest shall be payable monthly.

The Credit Agreement contains certain customary affirmative and negative covenants, including maintaining Remaining Month Liquidity (“RML”) of at least six at all times, with an unrestricted cash bank of $60 million. RML is defined as the ratio of (i) unrestricted cash at Silicon Valley Bank, plus (ii) the aggregate amount of unrestricted cash held by the Company in deposit accounts in which Silicon Valley Bank obtains control, divided by (iii) the average monthly burn on a trailing six-month basis (unaudited). Other negative covenants include a limit on the Company’s ability to incur additional indebtedness, dispose of assets, engage in certain merger or acquisition transactions, pay dividends or make distributions, and certain other restrictions on the Company’s activities each defined specifically in the agreement (unaudited).

As of April 30, 2020 (unaudited), no amounts had been drawn on this term loan or were outstanding under this term loan.

Note 7. Commitments and Contingencies

Standby Letters of Credit

As of January 31, 2019 and 2020 and April 30, 2020 (unaudited), the Company had several letters of credit outstanding related to its operating leases totaling $2.8 million, $4.7 million, and $4.6 million (unaudited), respectively. The letters of credit expire at various dates between 2021 to 2023 as of January 31, 2020 and April 30, 2020 (unaudited). All standby letters of credit are included in restricted cash, noncurrent as of January 31, 2019 and 2020 and April 30, 2020 (unaudited).

Purchase Commitments

In December 2018, the Company entered into a 27-month contract with Amazon Web Services for hosting-related services. Pursuant to the terms of the contract, the Company is required to spend a minimum of $9.0 million within the first year and an additional minimum of $11.0 million within the second year. As of January 31, 2020 and April 30, 2020 (unaudited), the Company had $9.2 million and $5.4 million, respectively, remaining on the commitment.

Indemnification Agreements

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against any liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

Additionally, in the ordinary course of business, the Company enters into agreements of varying scope and terms pursuant to which it agrees to indemnify customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. For the years ended January 31, 2019 and 2020 and the three months ended April 30, 2020 (unaudited), no demands have been made upon the Company to provide indemnification under such agreements, and there are no claims that the Company is aware of that could have a material adverse effect on its financial position, results of operations, or cash flows.

Contingencies

From time to time in the normal course of business, the Company may be subject to various claims and other legal matters arising in the ordinary course of business. As of January 31, 2019 and 2020 and April 30, 2020 (unaudited), the Company believes that none of its current legal proceedings would have a material adverse effect on its financial position, results of operations, or cash flows.

Note 8. Leases

The Company leases real estate facilities under non-cancelable operating leases with various expiration dates through fiscal 2024. The Company has no lease agreements that are classified as finance leases.

The components of lease costs, lease term, and discount rate for operating leases are as follows:

Year Ended January 31, 2020
Operating lease costs (in thousands)	$8,306
Short-term lease costs (in thousands)	1,979
Variable lease costs (in thousands)	122

Total lease costs	$10,407

Weighted-average remaining lease term (in years)	2.19
Weighted-average discount rate	3.4%

Supplemental cash flow information related to operating leases are as follows (in thousands):

Year Ended January 31, 2020
Cash paid for amounts included in the measurement of operating lease liabilities	$8,203
Right-of-use assets obtained in exchange for new operating lease liabilities	$11,739

As of January 31, 2020, the total remaining operating lease payments included in the measurement of operating lease liabilities was as follows (in thousands):

Year Ending January 31,	Operating Lease Payments
2021	$12,156
2022	7,924
2023	2,294
2024	478
2025 and thereafter	—

Total undiscounted operating lease payments	22,852
Less: imputed interest	(767)

Total operating lease liabilities	$22,085

The Company has an additional operating lease arrangement for office space in San Francisco, for which the lease commencement had not yet occurred as of January 31, 2020 and April 30, 2020 (unaudited). As part of the agreement, the Company is required to issue a $17.0 million letter of credit upon access to the office space, which is expected to occur in the second quarter of fiscal 2021. This lease is expected to commence in the second quarter of fiscal 2021, with a lease expiration date of October 2033. The Company expects to start making recurring rental payments under the lease in the fourth quarter of fiscal 2021. The Company will participate in the construction of the office space and will incur construction costs to prepare the office space for its use, which will be partially reimbursed by the landlord. The future minimum payments and capital commitments related to this lease, which include tenant improvement allowances of $26.6 million, totaled $466.0 million as of January 31, 2020. Subsequent to January 31, 2020, the Company incurred a delay associated with the construction of the office space and as a result, expects to incur a total of $457.4 million of future minimum payments and capital commitments as of April 30, 2020 (unaudited), with recurring rental payments under the lease to commence in the second quarter of fiscal 2022. Additionally, in April 2020, the Company amended the lease arrangement to include additional space, for which future minimum payments total $3.9 million (unaudited).

In March 2020, the Company entered into an agreement with a construction company related to the build-out of the Company’s new corporate headquarters. The contract value is $57.7 million, and as of April 30, 2020 (unaudited), $53.9 million remain outstanding under this agreement.

Additionally, as of April 30, 2020 (unaudited), the Company has additional operating leases for facilities that have not yet commenced with total future minimum payments of $3.7 million.

Disclosures for Fiscal 2019 (Prior to Adoption of ASC 842)

Rent expense was $5.8 million for the year ended January 31, 2019.

The following is a schedule of the future minimum lease payments required under non-cancelable operating leases as of January 31, 2019 (in thousands):

Year Ending January 31,	Minimum Lease Payments
2020	$8,708
2021	10,699
2022	6,899
2023	1,748
2024	1,748

Total	$29,802

Note 9. Net Loss per Share

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
			(unaudited)
Numerator:
Net loss	$(50,928)	$(118,589)	$(14,953)	$(35,845)

Denominator:
Weighted-average shares used in calculating net loss per share, basic and diluted	65,214	70,335	67,782	75,641

Net loss per share, basic and diluted	$(0.78)	$(1.69)	$(0.22)	$(0.47)

The potential shares of common stock that were excluded from the computation of diluted net loss per share for the period presented because including them would have been anti-dilutive are as follows (in thousands):

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
			(unaudited)
Redeemable convertible preferred stock	73,547	73,577	73,547	73,577
Stock options	33,878	34,517	37,121	33,796
Restricted stock units	—	91	—	1,984
Early exercised stock options	781	1,393	704	1,149
Redeemable convertible preferred stock warrants	37	—	37	—

Total	108,243	109,578	111,409	110,506

Additionally, zero, 18,051,810, zero, and 18,051,810 shares of the Company’s Class B common stock underlying the conversion option in the Convertible Note are not considered in the calculation of diluted net loss per share as the effect would be anti-dilutive for the years ended January 31, 2019 and 2020 and the three months ended April 30, 2019 and 2020 (unaudited).

Unaudited Pro Forma Net Loss per Share

Unaudited pro forma net loss per share for the year ended January 31, 2020 and the three months ended April 30, 2020 have been computed assuming the conversion of all redeemable convertible preferred stock and the exercise of redeemable convertible preferred stock warrants as of the beginning of the period or the original date of issuance or exercise, if later.

The following table presents the calculation of pro forma basic and diluted net loss per share (in thousands, except per share data):

	Year Ended January 31, 2020	Three Months Ended April 30, 2020
	(unaudited)
Numerator:
Net loss	$(118,589)	$(35,845)
Change in fair value of redeemable convertible preferred stock warrant liability	117	—

Pro forma net loss	$(118,472)	$(35,845)

Denominator:
Weighted-average shares used in calculating net loss per share, basic and diluted	70,335	75,641
Pro forma adjustment to reflect conversion of redeemable convertible preferred stock	73,552	73,577

Weighted-average shares used in computing pro forma net loss per share, basic and diluted	143,887	149,218

Pro forma net loss per share, basic and diluted	$(0.82)	$(0.24)

Note 10. Series 1 Redeemable Convertible Preferred Stock and Series A–Series E Redeemable Convertible Preferred Stock

There are eight authorized series of redeemable convertible preferred stock that total 151,101,040 shares. There have been no shares issued of Series A-1, Series B-1, Series C-1, Series D-1, or Series E-1 redeemable convertible preferred stock.

In fiscal 2010, one of the Company’s founders exchanged 1,560,000 shares of vested common stock and cash of less than $0.1 million into 1,560,000 shares of Series 1 redeemable convertible preferred stock.

The following table summarizes the Company’s redeemable convertible preferred stock as of January 31, 2020 and April 30, 2020 (unaudited) (in thousands, except per share amounts):

	Shares Authorized	Shares Issued and Outstanding	Original Issuance Price Per Share	Carrying Value	Liquidation Preference
Series 1	1,560	1,560	$—	$5	$—
Series A	20,771	20,771	0.51	10,416	10,512
Series A-1	20,771	—		—	—
Series B	11,000	10,478	2.71	28,404	28,375
Series B-1	11,000	—		—	—
Series C	21,000	20,186	4.27	85,980	86,112
Series C-1	21,000	—		—	—
Series D	15,000	14,353	5.23	74,845	75,000
Series D-1	15,000	—		—	—
Series E	7,000	6,230	8.19	50,931	51,000
Series E-1	7,000	—		—	—

	151,101	73,577		$250,581	$250,999

Note:    Certain figures may not sum due to rounding.

The following table summarizes the Company’s redeemable convertible preferred stock as of January 31, 2019 (in thousands, except per share amounts):

	Shares Authorized	Shares Issued and Outstanding	Original Issuance Price Per Share	Carrying Value	Liquidation Preference
Series 1	1,560	1,560	$—	$5	$—
Series A	20,771	20,771	0.51	10,416	10,512
Series A-1	20,771	—		—	—
Series B	11,000	10,447	2.71	28,193	28,292
Series B-1	11,000	—		—	—
Series C	21,000	20,186	4.27	85,980	86,112
Series C-1	21,000	—		—	—
Series D	15,000	14,353	5.23	74,845	75,000
Series D-1	15,000	—		—	—
Series E	7,000	6,230	8.19	50,931	51,000
Series E-1	7,000	—		—	—

	151,101	73,547		$250,370	$250,916

Note:    Certain figures may not sum due to rounding.

The rights, preferences, and privileges of the above redeemable convertible preferred stock are as follows:

Series 1 Redeemable Convertible Preferred Stock

Conversion Rights

Each share of Series 1 redeemable convertible preferred stock is convertible, at the option of the holder, at any time, into shares of Class B common stock determined by dividing $1.00 by the conversion price, which is initially $1.00. Effective immediately upon the purchase by an investor of Series 1 redeemable convertible preferred stock in connection with a future equity financing, each share of Series 1 preferred stock shall automatically convert into shares of the series of preferred stock of the Company issued in the next equity financing (defined as an event where at least $1 million worth of new preferred stock is issued) at the conversion ratio (the inverse of the ratio at which a share of subsequent preferred stock is convertible into common stock of the Company).

Each share of Series 1 redeemable convertible preferred stock will automatically convert into shares of Class B common stock at the then effective conversion price for each such share immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment of an underwritten initial public offering pursuant to a registration statement under the Securities Act of 1933, as amended, which results in aggregate gross proceeds to the Company of $75 million (net of underwriting discounts and commissions), (ii) the date specified by the written consent or agreement of the holders of a majority of the then outstanding shares of Series 1 redeemable convertible preferred stock, voting together as a single class, (iii) immediately following the approval of a liquidation transaction (as defined in the Company’s Amended and Restated Certificate of Incorporation) by the holders of a majority of the then-outstanding shares of common stock, or (iv) the date on which all shares of redeemable convertible preferred stock are automatically converted into shares of common stock pursuant to the vote or written consent of the holders of the majority of the then-outstanding shares of Series A and Series B redeemable convertible preferred stock, voting together as a single class.

Dividends

Subject to the dividends that the holders of the outstanding shares of redeemable convertible preferred stock are entitled to receive, the holders of Series 1 redeemable convertible preferred stock shall be entitled to receive noncumulative dividends, when and as declared by the Board, on a pro rata basis with the holders of common stock, based on the number of shares of common stock held by each (assuming conversion of all the Series 1 redeemable convertible preferred stock into common stock). As of January 31, 2019 and 2020 and April 30, 2020 (unaudited), no dividends have been declared.

Liquidation Rights

Upon liquidation, dissolution or winding up of the Company, the holder of the Series 1 redeemable convertible preferred stock shall be entitled to receive after the payment of the liquidation preference of redeemable convertible preferred stock, all remaining assets available for distribution, if any, to be distributed ratably among the holders of the Series 1 redeemable convertible preferred stock and common stock. If available assets are insufficient to pay the full liquidation preference, the available assets will be distributed pro rata to the holders of the redeemable convertible preferred stock based on the preferential amount each holder is entitled to receive.

Voting

The holder of each share of Series 1 redeemable convertible preferred stock has the right to 100 votes for each share of Class B common stock into which such preferred stock could then be converted. Such holder has voting rights and powers equal to those of the holders of common stock and the holders of Series 1 redeemable convertible preferred stock and common stock shall vote together as a single class on all matters. The holder of shares of Series 1 redeemable convertible preferred stock does not have the right to vote as redeemable convertible preferred stock on any matters.

Redemption

While Series 1 redeemable convertible preferred stock does not have mandatory redemption provisions, it is contingently redeemable upon a deemed liquidation event.

Classification of Series 1 Redeemable Convertible Preferred Stock

The deemed liquidation preference provisions of the Series 1 redeemable convertible preferred stock are considered contingent redemption provisions that are not solely within the Company’s control. Accordingly, the Series 1 redeemable convertible preferred stock has been presented outside of permanent equity in the mezzanine section of the consolidated balance sheets.

Series A–Series E Redeemable Convertible Preferred Stock

Conversion Rights

Each share of Series A and Series A-1 redeemable convertible preferred stock is convertible, at the option of the holder, at any time, into shares of common stock determined by dividing $0.51 by the conversion price. Each share of Series B and Series B-1 redeemable convertible preferred stock is convertible, at the option of the holder, at any time, into shares of common stock determined by dividing $2.71 by the conversion price. Each share of Series C and Series C-1 redeemable convertible preferred stock is convertible, at the option of the holder, at any time, into shares of common stock determined by dividing $4.27 by the conversion price. Each share of Series D and Series D-1 redeemable convertible preferred stock is convertible, at the option of the holder, at any time, into shares of common stock determined by dividing $5.23 by the conversion price. Each share of Series E and Series E-1 redeemable convertible preferred stock is convertible, at the option of the holder, at any time, into shares of common stock determined by dividing $8.19 by the conversion price. The initial conversion price per share of the redeemable convertible preferred stock is the original issue price. The conversion price is subject to adjustments such as stock splits, common stock dividends, combinations, subdivisions, recapitalizations, or the like.

Each share of Series A, Series B, Series C, Series D, and Series E redeemable convertible preferred stock and each share of Series A-1, Series B-1, Series C-1, Series D-1, and Series E-1 will automatically convert into one share of Class B common stock or Class A common stock, respectively, at the then effective conversion price for each such share immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment of an underwritten initial public offering pursuant to a registration statement under the Securities Act of 1933, as amended, which results in aggregate gross proceeds to the Company of $100 million (net of underwriting discounts and commissions) or (ii) the date specified by the written consent or agreement of the holders of a majority of the then outstanding shares of Series A, Series B, Series C, Series D, and Series E redeemable convertible preferred stock, voting together as a single class.

Dividends

The holders of the outstanding shares of redeemable convertible preferred stock are entitled to receive, when and if declared by the Board of Directors, a noncumulative dividend at the annual rate of $0.04 per share for Series A and Series A-1, $0.22 per share for Series B and Series B-1, $0.34 per share for Series C and Series C-1, $0.42 per share for Series D and Series D-1, and $0.65 per share for Series E and Series E-1. Such dividends are payable in preference to any dividends for common stock or Series 1 redeemable convertible preferred stock declared by the Board of Directors. After payments of such dividends, any additional dividends shall be distributed among holders of Series A - E redeemable convertible preferred stock, Series 1 redeemable convertible preferred stock, and common stock pro rata based on the number of shares held by each holder (assuming conversion of all such stock into common stock). No dividends have been declared as of January 31, 2019 and 2020.

Liquidation Rights

Upon liquidation, dissolution, or winding up of the Company, the holders of the redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of shares of common stock or Series 1 redeemable convertible preferred stock, an amount equal to $0.51 per share for Series A and Series A-1, $2.71 per share for Series B and Series B-1, $4.27 per share for Series C and Series C-1, $5.23 per share for Series D and Series D-1, and $8.19 per share for Series E and Series E-1, plus any declared but unpaid dividends on such shares (“liquidation preference”). After the payment of the liquidation preference, all remaining assets available for distribution, if any, shall be distributed ratably among the holders of the Series A - E redeemable convertible preferred stock, Series 1 redeemable convertible preferred stock, and common stock. If the assets of the Company are insufficient to permit payments of the full amounts described above, then the assets shall be distributed ratably among the holders of the redeemable convertible preferred stock in proportion to the full amounts they would otherwise be entitled to receive. After payment to the holders of redeemable convertible preferred stock of the full amounts they are entitled to receive, the entire remaining assets of the Company shall be distributed ratably among the holders of Series 1 redeemable convertible preferred stock and common stock.

Voting

The holders of each share of Series A, Series B, Series C or Series D redeemable convertible preferred stock have the right to one hundred (100) votes for each share of Class B common stock into which such Series A, Series B, Series C, Series D or Series E redeemable convertible preferred stock could then be converted. The holders of each share of Series A-1, Series B-1, Series C-1, Series D-1 or Series E-1 redeemable convertible preferred stock shall have the right to one (1) vote for each share of Class A common stock into which such Series could then be converted. Such holder has voting rights and powers equal to those of the holders of common stock. The holders of a majority of the outstanding shares of Series A redeemable convertible preferred stock, voting as a separate class, are entitled to elect one member of the Board of Directors. The holders of a majority of the voting power of the then outstanding shares of common stock, voting as a separate class, are entitled to elect one member of the Board of Directors. The holders of a majority of the voting power of the then outstanding shares of common stock and Series 1 redeemable convertible preferred stock, voting together as a single class, are entitled to elect two members to the Board of Directors. The holders of a majority of the voting power of the then outstanding shares of common stock, Series 1 redeemable convertible preferred stock, and Series A-E redeemable convertible preferred stock, voting together as a single class, are entitled to elect the remaining members to the Board of Directors.

Redemption

While Series A, Series B, Series C, Series D, and Series E redeemable convertible preferred stock do not have mandatory redemption provisions, they are contingently redeemable upon a deemed liquidation event.

Classification of Series A-E Redeemable Convertible Preferred Stock

The deemed liquidation preference provisions of the Series A, Series B, Series C, Series D, and Series E redeemable convertible preferred stock are considered contingent redemption provisions that are not solely within the Company’s control. Accordingly, the Series A, Series B, Series C, Series D, and Series E redeemable convertible preferred stock have been presented outside of permanent equity in the mezzanine section of the consolidated balance sheets.

Series B Redeemable Convertible Preferred Stock Warrants

In connection with the revision and extension of the Company’s corporate headquarters office lease agreement in November 2012, the Company issued fully exercisable redeemable convertible preferred stock warrants to purchase 36,928 shares of the Company’s Series B redeemable convertible preferred stock at a price of $2.71. The change in fair value of the redeemable convertible preferred stock warrant liability was less than $0.1 million for both years ended January 31, 2019 and 2020.

In November 2019, the redeemable convertible preferred stock warrants were net exercised, under which the number of issuable shares was reduced by the number of shares with an aggregate fair value equal to the exercise price of the warrant, resulting in 6,322 shares surrendered and 30,606 shares of Series B redeemable convertible preferred stock issued. There were no redeemable convertible preferred stock warrants outstanding as of January 31, 2020.

Note 11. Stockholders’ Deficit

Common Stock

There are two classes of common stock that total 540,000,000 authorized shares: 270,000,000 authorized shares of Class A common stock and 270,000,000 authorized shares of Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 100 votes per share and is convertible into one share of Class A common stock. There are 15,498,109 shares of Class A common stock and 61,189,400 shares of Class B common stock issued and outstanding as of January 31, 2020. There are 16,093,510 shares of Class A common stock and 61,065,725 shares of Class B common stock issued and outstanding as of April 30, 2020 (unaudited).

Common Stock Reserved for Future Issuance

The Company had reserved the following shares of common stock for future issuance for the periods below (in thousands):

	As of January 31,		As of April 30, 2020
	2019	2020
			(unaudited)
Conversion of Series 1 redeemable convertible preferred stock	1,560	1,560	1,560
Conversion of Series A redeemable convertible preferred stock	20,771	20,771	20,771
Conversion of Series B redeemable convertible preferred stock	10,447	10,478	10,478
Warrants to purchase Series B redeemable convertible preferred stock	37	—	—
Conversion of Series C redeemable convertible preferred stock	20,186	20,186	20,186
Conversion of Series D redeemable convertible preferred stock	14,353	14,353	14,353
Conversion of Series E redeemable convertible preferred stock	6,230	6,230	6,230
Common stock options issued and outstanding	33,878	34,517	33,796
RSUs issued and outstanding	—	91	1,984
Shares available for future grants	2,748	4,787	3,143

	110,210	112,973	112,501

Stock Plans

The Company has a 2009 Stock Plan (the “2009 Plan”) and a 2012 Stock Plan (the “2012 Plan”). Both plans were initially established to grant stock options to employees and consultants of the Company to assist in attracting, retaining, and motivating employees and consultants and to provide incentives to promote the success of the Company’s business.

Options granted under both plans may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees and consultants. Restricted stock may also be granted under the 2012 Plan. Options under the 2012 Plan may be granted for periods of up to 10 years. The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors. Options granted generally vest over four years and vest at a rate of 25% upon the first anniversary of the vesting commencement date and 1/48 per month thereafter.

The Company has also issued RSUs pursuant to the 2012 Plan. RSUs granted vest over four years, and vest at either a rate of 25% upon the first anniversary of the vesting commencement date and continued vesting quarterly thereafter, or vest quarterly over the service period.

Shares of common stock purchased under both plans are subject to certain restrictions and repurchase rights, including the right of first refusal by the Company for sale or transfer of shares to outside parties.

Stock Options

Option activity under the Company’s combined stock plans is set forth below (in thousands, except years and per share data):

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual (in years)	Aggregate Intrinsic Value
Balances at January 31, 2019	33,878	$1.51	7.4	$74,127
Options canceled	(1,985)	2.86
Options granted	11,080	4.89
Options exercised	(8,456)	1.38

Balances at January 31, 2020	34,517	2.55	7.4	$362,046
Options granted (unaudited)	17	13.04
Options exercised (unaudited)	(465)	2.09
Options canceled (unaudited)	(273)	3.76

Balances at April 30, 2020 (unaudited)	33,796	2.55	7.2	$394,920

Vested and exercisable at January 31, 2020	15,998	$1.34	5.9	$187,152

Vested and expected to vest at January 31, 2020	35,911	$2.56	7.5	$376,307

Vested and exercisable at April 30, 2020 (unaudited)	17,212	$1.44	5.8	$220,278

Vested and expected to vest at April 30, 2020 (unaudited)	34,945	$2.57	7.2	$407,922

The weighted-average grant-date fair value of options granted and the total intrinsic value of options exercised during the periods presented were as follows:

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
			(unaudited)
Weighted-average grant-date fair value per share	$1.23	$3.24	$2.16	$6.77
Aggregate intrinsic value of options exercised (in thousands)	$6,113	$41,270	$1,480	$5,089

Early Exercise of Employee Options

The 2009 Plan and 2012 Plan allow for the early exercise of stock options. The consideration received for an early exercise of an option is considered to be a deposit of the exercise price, and the related dollar amount is recorded as a liability and reflected in accrued expenses and other current liabilities and other liabilities in the consolidated balance sheets. This liability is reclassified to additional paid-in capital as the awards vest. If a stock option is early exercised, the unvested shares may be repurchased by the Company in case of employment termination at the price paid by the purchaser for such shares. Shares that were subject to repurchase totaled 781,386, 1,393,024, and 1,148,628 as of January 31, 2019 and 2020 and April 30, 2020 (unaudited), respectively.

Determination of Fair Values

The assumptions used in the Black-Scholes pricing model for stock-based compensation for the periods below were as follows:

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
			(unaudited)
Risk-free interest rate	2.8% - 3.1%	1.8% - 2.6%	2.4% - 2.6%	1.2%
Expected term	8 years	8 years	8 years	8 years
Dividend yield	—%	—%	—%	—%
Expected volatility	41.6% - 46.6%	44.8% - 46.3%	45.7% - 46.3%	44.6%

Restricted Stock Units

The Company’s RSU activity is set forth below (in thousands, except per share data):

	Number of Shares	Weighted- Average Grant Date Fair Value	Aggregate Intrinsic Value
Balances at January 31, 2019	—	$—	$—
RSUs granted	91	10.10
Balances at January 31, 2020	91	10.10	1,186
RSUs granted (unaudited)	1,916	13.40
RSUs vested (unaudited)	(12)	13.40
RSUs cancelled/forfeited (unaudited)	(11)	13.00

Balances at April 30, 2020 (unaudited)	1,984	$13.25	$28,259

Stock-Based Compensation Expense

Stock-based compensation for stock-based awards to employees and non-employees in the Company’s consolidated statements of operations for the periods below were as follows (in thousands):

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
Cost of revenues	$37	$103	$6	$46
Research and development	5,160	24,869	780	2,081
Sales and marketing	2,108	10,177	454	1,099
General and administrative	1,242	13,237	269	756

Total stock-based compensation expense	$8,547	$48,386	$1,509	$3,982

The stock-based compensation expense related to options granted to non-employees for the years ended January 31, 2019 and 2020 and the three months ended April 30, 2019 and 2020 (unaudited) was not material.

Total unrecognized compensation costs related to unvested awards not yet recognized under all equity compensation plans was as follows:

	As of April 30, 2020 (unaudited)
	Unrecognized Expense (in thousands)	Weighted-Average Expected Recognition Period (in years)
Stock options (unaudited)	$36,273	2.8
RSUs (unaudited)	25,508	3.9

Total unrecognized stock-based compensation expense (unaudited)	$61,781	3.3

	January 31, 2020
	Unrecognized Expense (in thousands)	Weighted-Average Expected Recognition Period (in years)
Stock options	$39,945	3.0
RSUs	884	3.9

Total unrecognized stock-based compensation expense	$40,829	3.0

Fiscal 2019 Tender Offer

In April 2018, the Board of Directors approved a plan for a private trust, whose sole trustee and grantor is the Company’s founder and CEO, to purchase shares of the Company’s Class A and Class B common stock from certain current and former employees of the Company. The tender offer closed in May 2018, at which time the Company recorded $3.8 million as compensation expense related to the excess of the selling price per share of common stock paid to the Company’s employees and former employees over the fair value of the tendered shares. This amount is included in the total stock-based compensation expense shown in the table above for the year ended January 31, 2019. A total of 1,500,814 shares were tendered in the offer for an aggregate purchase price of $7.1 million.

Fiscal 2020 Tender Offer

In October 2019, certain of the Company’s stockholders conducted a tender offer for shares of the Company’s outstanding Class A and Class B common stock and purchased an aggregate of 4,647,127 shares of the Company’s outstanding Class A and Class B common stock from certain other stockholders at a purchase price of $15.82 per share, for an aggregate purchase price of $73.5 million, resulting in stock-based compensation expense of $38.7 million for the excess of the selling price per share of common stock over the fair value of the tendered shares. This amount is included in the total stock-based compensation expense shown in the table above for the year ended January 31, 2020.

Note 12. Employee Benefit Plans

In January 2011, the Company adopted a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees within the United States who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company’s contributions to the plan may be made at the discretion of the Board of Directors. There have been no contributions to the plan by the Company since the inception of the plan as of January 31, 2020 and April 30, 2020 (unaudited). Additionally, the Company engages in required pension plans of respective countries in which operations exist.

Note 13. Income Taxes

The components of the provision for income taxes were as follows (in thousands):

	Year Ended January 31,
	2019	2020
Current
Foreign	$28	245

Total provision for income taxes	$28	$245

The components of income/(loss) before income taxes were as follows (in thousands):

	Year Ended January 31,
	2019	2020
U.S.	$(51,102)	$(119,302)
Foreign	202	958

Total	$(50,900)	$(118,344)

The reconciliation between the statutory federal income tax and the Company’s effective tax rates as a percentage of loss before income taxes were as follows:

	Year Ended January 31,
	2019	2020
Federal tax rate	21.0%	21.0%
Stock-based compensation expense	(0.7)	3.8
Change in valuation allowance	(22.8)	(27.6)
Research and development credits	3.1	3.1
Other	(0.5)	(0.5)

Effective income tax rate	0.1%	(0.2)%

The major components of deferred tax assets (liabilities) were as follows (in thousands):

	As of January 31,
	2019	2020
Deferred tax assets:
Net operating loss carryforwards	$45,503	$78,498
Research and development tax credits	9,170	15,112
Depreciation and amortization	987	1,206
Stock-based compensation	919	905
Reserves and accrued expenses	576	59
Operating lease liabilities	—	4,213

Total deferred tax assets	57,155	99,993
Deferred tax liabilities:
Operating lease right-of-use assets	—	(3,844)

Total deferred tax liabilities	—	(3,844)
Valuation allowance	(57,155)	(96,149)

Net deferred tax assets	$—	$—

The valuation allowance increased by $13.7 million and $39.0 million during the years ended January 31, 2019 and 2020, respectively. The increase in the valuation allowance during the years ended January 31, 2019 and 2020 was primarily driven by losses and tax credits generated in the United States. As of January 31, 2019 and 2020, the Company believes it is not more likely than not that the deferred tax assets will be fully realizable and continues to maintain a full valuation allowance against its net deferred tax assets.

As of January 31, 2020, the Company had federal and state net operating loss carryforwards of $325.4 million and $151.3 million, respectively. The federal and state net operating losses, if not used, will begin to expire in 2029. Federal net operating losses generated after January 31, 2018 will carry forward indefinitely.

As of January 31, 2020, the Company has federal and California research and development tax credit carryforwards of $12.1 million and $9.6 million, respectively, to offset future taxable income. The federal research and development tax credits, if not used, will begin to expire in 2030, while the state tax credit carryforwards may be carried forward indefinitely.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event it is determined that the Company has had a change in ownership, the utilization of the carryforwards could be restricted.

Foreign withholding taxes have not been provided for the cumulative undistributed earnings of the Company’s foreign subsidiaries as of January 31, 2020 due to the Company’s intention to permanently reinvest such earnings.

No liability related to uncertain tax positions is recorded in the financial statements due to the fact the liabilities have been netted against deferred attribute carryovers.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits was as follows (in thousands):

	As of January 31,
	2019	2020
Balance at the beginning of the year	$2,216	$3,261
Increases—current period tax positions	884	2,177
Increases—prior period tax positions	161	—

Balance at the end of the year	$3,261	$5,438

The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the Company’s benefit from (provision for) income taxes. The Company had no accrued interest and penalties related to unrecognized tax benefits as of January 31, 2019 or January 31, 2020. As of January 31, 2020, there are no unrecognized tax benefits that, if recognized, would affect the Company’s effective tax rate. The Company does not expect that its uncertain tax positions will materially change in the next 12 months.

The Company files federal and state tax returns in the United States and in various foreign jurisdictions. The Company’s tax years since inception are open to examination by federal and state taxing authorities, and the tax years 2014 and forward remain open in various foreign jurisdictions.

For the Three Months Ended April 30, 2020 (Unaudited)

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted by the United States on March 27, 2020. The CARES Act did not have a material impact on the Company’s provision for income taxes for the three months ended April 30, 2020.

Note 14. Geographic Information

The following tables set forth revenues and long-lived assets, including operating lease ROU assets, by geographic area for the periods presented below (in thousands):

Revenues

	Year Ended January 31,		Three Months Ended April 30,
	2019	2020	2019	2020
United States	$46,221	$84,029	$16,745	$28,973
International	30,549	58,577	11,225	18,733

	$76,770	$142,606	$27,970	$47,706

Revenues by geography are based on the billing address of the customer.

Long-Lived Assets

	As of January 31,		As of April 30, 2020
	2019	2020
United States	$3,981	$23,913	$26,011
International	118	7,005	6,108

	$4,099	$30,918	$32,119

Note 15. Related Party Transactions

In January 2018, the Company entered into a convertible note purchase agreement with an entity affiliated with its CEO. Pursuant to the original terms of this convertible note purchase agreement, the Company had the right to sell convertible promissory notes of the Company having an aggregate principal amount of up to $75 million from time to time until January 19, 2023. In May 2019, the Company amended the convertible note purchase agreement by increasing the available aggregate principal amount to $125 million. The Company has not issued any convertible promissory notes pursuant to this convertible note purchase agreement. Subsequently, in connection with the issuance of the Convertible Note described in Note 5, “Convertible Note—Related Party,” this note agreement was terminated.

In January 2020, the Company issued the Convertible Note to a trust affiliated with the Company’s CEO. See Note 5, “Convertible Note—Related Party” for further details.

During the year ended January 31, 2020, the Company began leasing certain office facilities from a company affiliated with a Board member of the Company. Rent payments made under these leases totaled $0.7 million, zero, and $0.5 million for the year ended January 31, 2020 and the three months ended April 30, 2019 and 2020 (unaudited), respectively.

The Company has entered into recurring subscription agreements with a total contract value of $0.3 million and $1.2 million for the years ended January 31, 2019 and 2020, respectively, with a company affiliated with a Board member of the Company. The Company recognized revenues of $0.2 million, $0.4 million, and $0.1 million under these subscription agreements during the years ended January 31, 2019 and 2020 and the three months ended April 30, 2019 (unaudited), respectively. Subsequent to January 31, 2020, the Board member of the Company was no longer affiliated with this company.

Note 16. Subsequent Events

Subsequent events have been evaluated through April 20, 2020, which is the date the consolidated financial statements were available for issuance. Other than the effect of the reclassification of Class A and Class B common stock described in Note 2 and the items noted below, the Company is not aware of any subsequent events that would require recognition or disclosure in the consolidated financial statements.

In March 2020, the Company entered into an agreement with a construction company related to the build-out of the Company’s new corporate headquarters. The contract value is $57.7 million.

In April 2020, the Company entered into a five-year $40.0 million term loan agreement with Silicon Valley Bank. The agreement provides for a senior secured term loan facility, in an aggregate principal amount of up to $40.0 million to be used for the construction of the Company’s new corporate headquarters. Interest will accrue on any outstanding balance at a floating rate per annum equal to the prime rate (per the Wall Street Journal) plus an applicable margin equal to either (a) 0% if the Company’s unrestricted cash at the lender is equal to or less than $80.0. million, or (b) (0.5)% if the Company’s unrestricted cash at the lender is between $80.0 million and $100.0 million, or (c) (1.0)% if the Company’s unrestricted cash balance at the lender is equal to or greater than $100.0 million. Interest shall be payable monthly. No amounts are outstanding under this term loan as of the date of the issuance of these consolidated financial statements.

Subsequent to January 31, 2020, the Company granted options for 16,713 shares of common stock with an exercise price of $13.04 per share and 1,916,161 shares underlying RSUs to certain employees, which generally vest over four years subject to continued service.

Note 17. Subsequent Events (Unaudited)

Subsequent events have been evaluated through July 2, 2020, which is the date the unaudited interim consolidated financial statements were available for issuance. Other than the items noted below, the Company is not aware of any subsequent events that would require recognition or disclosure in the unaudited interim consolidated financial statements.

In February 2019, the Company entered into a new lease agreement for its corporate headquarters in San Francisco. The first phase of this lease commenced in May 2020, and as a result, the Company estimates approximately $83.0 million to $89.0 million will be recognized as an operating lease ROU asset, with a corresponding operating lease liability of approximately $81.0 million to $87.0 million on the consolidated balance sheet.

In June 2020, the Company issued to an entity affiliated with the Company’s CEO an unsecured senior mandatory convertible promissory note in the aggregate principal amount of $150.0 million, or the June 2020 Note. The June 2020 Note accrues interest at a rate of 3.5% per annum, which will compound annually and (other than in connection with our bankruptcy, insolvency, or other similar events) will mandatorily convert into shares of the Company’s Class B common stock. The 2020 Note matures on June 26, 2025, and on that date, depending on the trading price of the Class A common stock, the Company will issue between 5,730,432 and 9,168,694 shares of Class B common stock upon mandatory conversion of the June 2020 Note, subject to customary anti-dilution and other adjustments. However, the Company may convert the June 2020 Note in advance of the maturity date, at the Company’s option, and issue the lesser number of shares described above prior to the maturity date if the trading price of Class A common stock exceeds $31.09 per share (subject to customary anti-dilution and other adjustments in connection with certain extraordinary transactions) for 20 or more trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding calendar quarter. The June 2020 Note is not transferable except to affiliates, contains no financial or restrictive covenants, and is expressly subordinated in right of payment to any of the Company’s existing or future secured indebtedness. Additionally, the June 2020 Note contains limited events of default, including bankruptcy or insolvency, upon which the principal amount outstanding under the June 2020 Note, together with all accrued unpaid interest, become immediately due and payable. As of the date of the issuance of these consolidated financial statements, $150.0 million was outstanding under this agreement.

Subsequent to April 30, 2020, the Company granted 1,588,000 shares underlying RSUs to certain employees, which generally vest over four years subject to continued service.

Events Subsequent to Original Issuance of Unaudited Consolidated Financial Statements

In February 2019, the Company entered into a new lease agreement for its corporate headquarters in San Francisco. The second phase of this lease commenced in July 2020, and as a result, the Company estimates approximately $40.5 million to $43.5 million will be recognized as an operating lease ROU asset, with a corresponding operating lease liability of approximately $40.0 million to $43.0 million on the consolidated balance sheet.

In April 2020, the Company entered into a five-year $40.0 million term loan agreement with Silicon Valley Bank. The agreement provides for a senior secured term loan facility, in an aggregate principal amount of up to $40.0 million to be used for the construction of the Company’s new corporate headquarters. In July 2020, the Company drew down $3.0 million under this term loan.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with this registration statement and the listing of our Class A common stock. All amounts are estimates except for the Securities and Exchange Commission, or the SEC, registration fee and the listing fee.

SEC registration fee		$ *
NYSE listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent, and registrar fees		*
Other advisors’ fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect following the effectiveness of this registration statement, permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect following the effectiveness of this registration statement provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of Asana, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Asana, Inc. At present, there is no pending litigation or proceeding involving a director or officer of Asana, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

Item 15. Recent Sales of Unregistered Securities.

Since August 1, 2017 through August 4, 2020, the Registrant has issued and sold the following unregistered securities:

1.	Options to employees, directors, and consultants to purchase an aggregate of 24,163,511 shares of common stock under its Amended and Restated 2012 Stock Plan, or the 2012 Plan, with per share exercise prices ranging from $1.60 to $13.04.

2.	An aggregate of 3,595,097 RSUs to employees, directors, and consultants to be settled in shares of common stock under its 2012 Plan.

3.	14,447,323 shares of common stock to its employees, directors, consultants, and other service providers upon exercise of options granted under its 2012 Plan, with purchase prices ranging from $0.001 to $13.04, for an aggregate purchase price of $18.3 million.

4.	In August 2017, a convertible promissory note in the principal amount of $15.0 million, or the 2017 Note, to the Dustin Moskovitz Trust. The aggregate principal amount and accrued interest on the 2017 Note converted into 2,923,425 shares of the Registrant’s Series D preferred stock at a conversion price of $5.23 per share upon the closing of the Registrant’s Series D preferred stock financing in January 2018.

5.	In two closings in January 2018, 11,429,642 shares of the Registrant’s Series D preferred stock at a purchase price of $5.23 per share for an aggregate purchase price of $59.7 million.

6.	In November 2018, an aggregate of 6,229,843 shares of the Registrant’s Series E preferred stock at a purchase price of $8.19 per share for an aggregate purchase price of $51.0 million.

7.	In January 2020, a 3.5% senior mandatory convertible promissory note due January 30, 2025 in the principal amount of $300.0 million to the Dustin Moskovitz Trust.

8.	In June 2020, a 3.5% senior mandatory convertible promissory note due June 26, 2025 in the principal amount of $150.0 million to the Dustin Moskovitz Trust.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Exhibit Title

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be in effect following the effectiveness of the registration statement

3.3**	Amended and Restated Bylaws of the Registrant, as currently in effect

3.4*	Form of Restated Bylaws of the Registrant, to be in effect following the effectiveness of the registration statement

4.1*	Form of Registrant’s Common Stock Certificate

4.2**	Amended and Restated Investors’ Rights Agreement, dated as of November 15, 2018, by and among the Registrant and certain investors of the Registrant

4.3**	Unsecured Senior Mandatory Convertible Promissory Note, dated as of January 30, 2020, by and among the Registrant and the Dustin Moskovitz Trust

4.4**	Unsecured Senior Mandatory Convertible Promissory Note, dated as of June 26, 2020, by and among the Registrant and the Dustin Moskovitz Trust

5.1*	Opinion of Orrick, Herrington & Sutcliffe LLP

10.1*	Form of Indemnification Agreement entered into between the Registrant and each of its directors and executive officers

10.2**	2009 Stock Plan, as amended, and forms of agreement thereunder

10.3*	Amended and Restated 2012 Stock Plan, and forms of agreement thereunder

10.4*	2020 Equity Incentive Plan, and forms of agreement thereunder

10.5*	2020 Employee Stock Purchase Plan

10.6*	Executive Severance and Change in Control Benefit Plan

10.7*	Offer Letter between Dustin Moskovitz and the Registrant, dated February 4, 2009

10.8*	Offer Letter between Eleanor Lacey and the Registrant, dated May 30, 2019

10.9*	Offer Letter between Tim Wan and the Registrant, dated November 20, 2016

10.10*	Lease between Swig 631 Folsom, LLC, SIC Holdings, LLC. and the Registrant, dated as of February 22, 2019

10.11*	Lease between AE-Hamm’s Property Owner, LLC and the Registrant, dated as of May 27, 2011, as amended

21.1**	List of subsidiaries

23.1*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)

23.2*	Consent of Independent Registered Public Accounting Firm

24.1*	Power of Attorney (included on the signature page to this Registration Statement)

*	To be filed by amendment.
**	Previously filed.

(b)	Financial Statement Schedules.

All other financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act, as amended, or the Securities Act.

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on                 , 2020.

ASANA, INC.

By:
Dustin Moskovitz
President, Chief Executive Officer, and Chair

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dustin Moskovitz, Tim Wan, and Eleanor Lacey, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Asana, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

Dustin Moskovitz	President, Chief Executive Officer, and Chair (Principal Executive Officer)	, 2020

Tim Wan	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2020

Sydney Carey	Director	, 2020

Matthew Cohler	Director	, 2020

Adam D’Angelo	Director	, 2020

Lorrie Norrington	Director	, 2020

Anne Raimondi	Director	, 2020

Justin Rosenstein	Director	, 2020